Form 10-K, Exhibit 13
period 1993-12-31
FREEPORT MCMORAN INC
filed 1994-03-31
CIK 351116

Exhibit 13.1

            FREEPORT-McMoRan INC. AND CONSOLIDATED SUBSIDIARIES
                              BALANCE SHEETS

                                                        December 31,
                                               -------------------------------
                                                  1993                1992
                                               -----------         -----------
                                                       (In Thousands)
ASSETS
Current assets:
Cash and short-term investments                $    39,785        $    381,002
Accounts receivable:
   Customers                                       174,716             185,460
   Other                                            94,046              75,941
Inventories:
   Products                                        158,639             155,182
   Materials and supplies                          186,694             147,407
Prepaid expenses and other                          25,675              38,515
                                                ----------          ----------
   Total current assets                            679,555             983,507
                                                ----------          ----------
Property, plant and equipment                    4,210,575           3,303,918
Less accumulated depreciation                    1,436,845           1,027,061
   and amortization                            ----------           ----------
     Net property, plant and equipment           2,773,730           2,276,857
                                                ----------          ----------
Long-term receivables                              111,222              53,896
Other assets                                       149,560             232,451
                                                ----------          ----------
Total assets                                    $3,714,067          $3,546,711
                                                ==========          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities        $  408,289          $  321,377
Current portion of long-term debt
   and short-term borrowings                        49,256              80,146
                                                ----------          ----------
     Total current liabilities                     457,545             401,523
Long-term debt, less current portion             1,282,424           1,430,546
Accrued postretirement benefits                    239,134             144,161
    and pension costs
Reclamation and mine shutdown reserves             120,957              62,360
Other liabilities and deferred credits             178,583              87,382
Deferred income taxes                              201,553             196,953
Deferred gain on sale of subsidiary                 33,953              94,861
    interests
Minority interests in consolidated               1,199,269             782,904
    subsidiaries
Stockholders' equity:
Preferred stock, par value $1 - at liquidation
   value, authorized 50,000,000 shares:
   $1.875 Convertible Exchangeable                   6,286               7,453
   $4.375 Convertible Exchangeable                 250,000             250,000
 Common stock, par value $1, authorized
   300,000,000 shares                              165,293             164,818
 Capital in excess of par value of common stock     21,868             186,032
 Retained earnings (deficit)                       (81,224)             68,532
 Cumulative foreign translation adjustment          (7,187)               -
 Common stock held in treasury - 25,334,600
   and 23,943,000 shares, respectively, at cost   (354,387)           (330,814)
                                                ----------          ----------
                                                       649             346,021
                                                ----------          ----------
   Total liabilities and stockholders' equity   $3,714,067          $3,546,711
                                                ==========          ==========



The accompanying notes are an integral part of these financial statements.



            FREEPORT-McMoRan INC. AND CONSOLIDATED SUBSIDIARIES
                         STATEMENTS OF OPERATIONS

                                                     Years Ended December 31,
                                   ----------------------------------------------------------
                                      1993                    1992                     1991
                                   ----------              ----------               ---------
                                             (In Thousands, Except Per Share Amounts)

Revenues                          $1,610,581               $1,654,911               $1,579,196
Cost of sales:
Production and delivery            1,146,606                  986,274                  964,777
Depreciation and amortization        191,938                  202,382                  204,696
                                  ----------               ----------               ----------
   Total cost of sales             1,338,544                1,188,656                1,169,473
Exploration expenses                  65,080                   37,036                   37,073
Provision for restructuring           67,145                     -                        -
    charges
(Gain) loss on valuation
   and sale of assets, net            64,114                     -                        (515)
General and administrative           169,059                  177,363                  149,272
    expenses                      ----------               ----------               ----------
     Total costs and expenses      1,703,942                1,403,055                1,355,303
                                  ----------               ----------               ----------
Operating income (loss)              (93,361)                 251,856                  223,893
Interest expense, net                (79,882)                 (51,788)                 (98,102)
Gain on sale of FCX Class               -                     100,934                     -
    A shares
Gain on conversion of FCX notes       44,116                   33,753                     -
Gain on insurance settlement            -                        -                      17,684
Other income, net                      2,174                    1,640                   24,151
                                  ----------               ----------               ----------
Income (loss) before income
     taxes and minority
     interests                      (126,953)                 336,395                  167,626
Provision for income taxes           (17,854)                 (75,597)                  (2,970)
Minority interests in net (income)
     loss of consolidated
     subsidiaries
                                      61,689                  (72,987)                 (67,953)
                                  ----------               ----------              -----------
Income (loss) before changes in
     accounting principle            (83,118)                 187,811                   96,703
Cumulative effect of changes in
    accounting principle, net of taxes
    and minority interests           (20,717)                    -                    (55,724)
                                  ----------               ----------               ----------
Net income (loss)                   (103,835)                 187,811                  40,979
Preferred dividends                  (22,368)                 (18,677)                   (889)
                                  ----------               ----------               ----------
Net income (loss) applicable
    to common stock               $ (126,203)               $ 169,134              $    40,090
                                  ==========               ==========              ===========
Primary and fully diluted
    net income
   (loss) per share:
   Before changes in
    accounting principle              $(.74)                    $1.17                     $.69
   Cumulative effect of
     changes in
     accounting principle              (.15)                      -                       (.40)
                                  ----------               ----------              -----------
                                      $(.89)                    $1.17                     $.29
                                  ==========               ==========              ===========

Average common and common
     equivalent
     shares outstanding:
   Primary                          141,595                   144,515                  139,626
                                  =========                ==========               ==========

   Fully diluted                    142,099                   145,257                  139,772
                                  =========                ==========               ==========

Cash dividends per common share       $1.25                     $1.25                    $1.25
                                  =========                ==========               ==========


The accompanying notes are an integral part of these financial statements.





            FREEPORT-McMoRan INC. AND CONSOLIDATED SUBSIDIARIES
                    STATEMENTS OF STOCKHOLDERS' EQUITY
                                                          Years Ended December 31,
                                        ----------------------------------------------------------
                                           1993                    1992                     1991
                                        ----------              ----------               ----------
                                                  (In Thousands)
$1.875 Convertible exchangeable
preferred stock:
Balance at beginning of year            $    7,453              $    9,680               $   39,730
Conversions to common stock                 (1,167)                 (2,227)                 (30,050)
                                        ----------              ----------               ----------
   Balance at end of year                    6,286                   7,453                    9,680
                                        ----------              ----------               ----------
$4.375 Convertible exchangeable
preferred stock:
Balance at beginning of year               250,000                    -                        -
Issuance of shares                            -                    250,000                     -
                                        ----------              ----------               ----------
   Balance at end of year                  250,000                 250,000                     -
Common stock:                          ----------              ----------               ----------
Balance at beginning of year               164,818                  81,796                   72,896
Two-for-one stock split                       -                     81,796                     -
Conversions to common stock and other          475                   1,226                   8,900
                                        ----------              ----------               ----------
   Balance at end of year                  165,293                 164,818                  81,796
                                        ----------              ----------               ----------
Capital in excess of par value
  of common stock:
Balance at beginning of year               186,032                 352,705                 119,180
Two-for-one stock split                       -                    (81,796)                   -
Distribution of FMPO common shares            -                    (92,124)                   -
Dividends on preferred stock               (20,499)                   -                       -
Cash dividends on common stock            (131,992)                   -                       -
Conversions to common stock and other      (11,673)                  7,247                 233,525
                                        ----------              ----------               ----------
   Balance at end of year                   21,868                 186,032                 352,705
                                        ----------              ----------               ----------
Retained earnings (deficit):
Balance at beginning of year                68,532                 163,754                 298,101
Net income (loss)                         (103,835)                187,811                  40,979
Distribution of FMPO common shares            -                    (84,464)                   -
Dividends on preferred stock                (1,869)                (18,677)                   (889)
Cash dividends on common stock             (44,052)               (179,892)               (174,437)
                                        ----------              ----------               ----------
   Balance at end of year                  (81,224)                 68,532                 163,754
                                        ----------              ----------               ----------
Cumulative foreign translation
adjustment:
Balance at beginning of year                  -                       -                       -
Current year adjustment                     (7,187)                   -                       -
                                        ----------              ----------               ----------
   Balance at end of year                   (7,187)                   -                       -
                                        ----------              ----------               ----------
Common stock held in treasury:
Balance at beginning of year              (330,814)              (219,654)                 (192,496)
Purchase of 1,326,200, 5,705,100,
   and 1,000,000  shares in 1993,
   1992, and 1991, respectively            (22,229)               (108,591)                 (18,880)
Other                                       (1,344)                 (2,569)                  (8,278)
                                         ----------              ----------               ----------
   Balance at end of year                 (354,387)               (330,814)                (219,654)
                                         ----------              ----------               ----------
    Total stockholders' equity            $    649                $346,021                 $388,281
                                         ==========              ==========               ==========

The accompanying notes are an integral part of these financial statements.




            FREEPORT-McMoRan INC. AND CONSOLIDATED SUBSIDIARIES
                          STATEMENTS OF CASH FLOW

                                                          Years Ended December 31,
                                        ----------------------------------------------------------
                                           1993                    1992                     1991
                                        ----------              ----------               ---------
                                                  (In Thousands)

Cash flow from operating activities:
Net income (loss)                       $(103,835)              $ 187,811                $  40,979
Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
   Cumulative effect of changes in
     accounting principle                  20,717                    -                      55,724
Depreciation and amortization             199,506                 211,176                  211,768
Other noncash charges to income            33,194                    -                        -
Provision for restructuring charges,
     net of payments                       23,890                    -                        -
(Gain) loss on valuation and sale of
   assets, net                             64,114                    -                        (515)
Oil and gas exploration expenses           26,710                   18,333                  26,953
Recognition of unearned revenues
  in income                               (13,978)                 (10,977)                (12,989)
Amortization of debt discount and
  financing costs                          41,166                   51,206                  26,566
Gain on sale of FCX Class A shares           -                    (100,934)                   -
Gain on conversion of FCX notes           (44,116)                 (33,753)                   -
Gain on insurance settlement                 -                        -                    (17,684)
Deferred income taxes                     (39,035)                  53,079                 (36,216)
Minority interests' share of
     net income (loss)                    (61,689)                  72,987                  67,953
(Increase) decrease in working
     capital, net of effect of
     acquisitions and dispositions:
     Accounts receivable                    2,821                  (14,672)                 16,523
     Inventories                            4,475                  (20,675)                (48,049)
     Prepaid expenses and other           (10,873)                 (23,037)                  2,024
     Accounts payable and accrued
      liabilities                         (24,590)                 (43,001)                (15,193)
     Reclamation and mine shutdown
      expenditures                         (9,980)                 (18,038)                (16,601)
Payment of IDC tax settlement to
     Freeport-McMoRan Royalty Trust           -                       -                    (28,400)
Other                                       8,792                   10,132                 (22,968)
                                       ----------               ----------               ----------
Net cash provided by operating
   activities                             117,289                  339,637                 249,875
                                       ----------               ----------               ----------
Cash flow from investing activities:
Capital expenditures:
   Metals                                (453,122)                (367,842)               (239,954)
   Main Pass                              (37,427)                (117,902)               (291,993)
   Agricultural minerals                  (14,743)                 (86,815)                (81,486)
   Oil and gas                            (35,455)                 (50,493)               (141,876)
   Real estate                               -                     (11,396)                (74,411)
   Other                                  (27,450)                 (48,161)                (60,675)
Sale of assets:
   Oil and gas                             95,250                     -                    461,543
   Geothermal                              23,000                     -                       -
   Other                                   26,961                     -                       -
Acquisition of RTM, net of
cash acquired                             (10,390)                    -                       -
Purchase of indirect interest in PT-FI       -                    (211,892)                   -
Other                                       4,375                    8,962                  20,851
                                       ----------               ----------               ----------
Net cash used in investing activities   $(429,001)               $(885,539)              $(408,001)
                                       ==========               ==========               ==========



            FREEPORT-McMoRan INC. AND CONSOLIDATED SUBSIDIARIES
                          STATEMENTS OF CASH FLOW

                                                          Years Ended December 31,
                                        ----------------------------------------------------------
                                           1993                    1992                     1991
                                        ----------              ----------               ---------
                                                                (In Thousands)

Cash flow from financing activities:
Proceeds from issuance of:
   Convertible Exchangeable
    Preferred Stock                     $    -                   $245,700               $    -
   Convertible Subordinated Notes            -                       -                    290,605
   Zero Coupon Convertible Subordinated
     Debentures                              -                       -                    194,243
   FCX Zero Coupon Convertible Subordinated
     Notes                                   -                       -                    218,560
   FRP depositary units                      -                    425,996                    -
   FCX Class A common shares                 -                    174,142                    -
   FCX Special Preference Stock              -                    217,867                    -
   FCX Step-Up Preferred Stock            340,700                    -                       -
   FCX Mandatory Redeemable
     Gold-Denominated
     Preferred Stock                      220,390                    -                       -
Proceeds from sale of PT-FI
     common shares                          -                     212,485                    -
Purchase of Freeport-McMoRan Inc. common
   shares                                 (22,229)               (108,591)                (18,880)
Purchase of FCX Class A common shares     (16,482)                (15,253)                   -
 Distributions paid to minority interests:
   FCX                                    (74,848)                (46,051)                (30,945)
   FRP                                   (121,180)               (109,450)                (74,269)
Distribution to FM Properties Inc.          -                     (28,019)                    -
Net proceeds from infrastructure
  financing                                80,000                    -                         -
Proceeds from debt                        575,376                 851,447                 826,119
Repayment of debt                        (814,920)               (797,735)             (1,030,690)
Cash dividends paid:
   Common stock                          (175,890)               (179,677)               (173,989)
   Preferred stock                        (22,384)                (16,882)                 (1,040)
Other                                       1,962                  11,322                     352
                                       ----------              ----------               ----------
Net cash provided by (used in)
   financing activities                   (29,505)                837,301                  200,066
                                       ----------              ----------               ----------
Net increase (decrease) in cash and
   short-term investments                (341,217)                291,399                   41,940
Cash and short-term investments at
   beginning of year                      381,002                  89,603                   47,663
                                       ----------              ----------               ----------
Cash and short-term investments at
   end of year                         $   39,785              $  381,002               $   89,603
                                       ==========              ==========               ==========
Interest paid                          $   94,557              $   95,787               $  126,171
                                       ==========              ==========               ==========
Income taxes paid                      $   15,925              $   28,123               $   64,789
                                       ==========              ==========               ==========


The accompanying notes, which include information in Notes 1, 2, 3, 4, and 5 regarding noncash transactions, are an integral part of these financial statements.


                           FREEPORT-McMoRan INC.
                      NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Inc. (FTX or the Company) include all majority-owned subsidiaries and publicly traded partnerships. Investments in joint ventures and partnerships (other than publicly traded entities) are generally reflected using the proportionate consolidation method in accordance with standard industry practice. Reclassifications were made to prior year financial statements to conform to the 1993 presentation. All significant intercompany transactions have been eliminated.

Cash and Short-Term Investments. FTX considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Each consolidated entity's cash and short-term investments are not available to FTX until a distribution is paid to all owners of an entity's equity securities.

Inventories. Inventories are generally stated at the lower of average cost or market and removed at average cost.

Property, Plant and Equipment. Property, plant and equipment is carried at cost. Mineral exploration costs are expensed as incurred, except in the year the property is deemed to contain a viable mineral deposit, in which case they are capitalized. Development costs, which include interest incurred during the construction and development period, are capitalized. Expenditures for replacements and improvements are capitalized. Depreciation expense for mining and production assets, including mineral interests, is determined using the unit-of-production method based on estimates of recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 30 years for buildings and 3 to 25 years for machinery and equipment.

Oil and Gas Exploration and Development Costs. FTX follows the successful efforts method of accounting for its oil and gas operations. Costs of leases, productive exploratory wells, and development activities are capitalized. Other exploration costs are expensed. Depreciation and amortization is determined on a field-by-field basis using the unit-of-production method. Gain or loss is included in income when properties are sold.

Environmental Remediation and Compliance. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures resulting from the remediation of an existing condition caused by past operations, that do not contribute to current or future revenues, are expensed. Liabilities are recognized for remedial activities when the efforts are probable and the cost can be reasonably estimated.

     FTX accrues estimated future expenditures to restore properties and related facilities to a state required to comply with current environmental and other regulations over the life of the properties. As of December 31, 1993, FTX had accrued $63.6 million for abandonment and restoration of its non-Main Pass sulphur assets ($8.1 million reflected in accounts payable), approximately one-half of which will be reimbursed by third parties, and $43.1 million for reclamation of land relating to phosphate rock mining activities ($4.6 million reflected in accounts payable). Based on current costs, laws, and regulations, FTX estimates that its share of costs relating to the abandonment and restoration of its Main Pass sulphur mine will approximate $35 million, with essentially all costs to be incurred after mine closure in approximately 30 years. These estimates can be expected to be revised over time due to changes in government regulations, operations, technology, and inflation.

Hedging. P.T. Freeport Indonesia Company (PT-FI) has a price protection program for virtually all of its estimated copper sales to be priced in 1994 at an average floor price of $.90 per pound, while allowing full benefit from prices above that amount. Based on an average 1994 forward market price of approximately $.82 per pound of copper (December 31, 1993 forward prices per London Metal Exchange, LME), the market value of these contracts is approximately $56 million. The contracts are with a diversified group of financially strong counterparties.

     Rio Tinto Minera, S.A. (RTM) has forward contracts for approximately 61 percent of its estimated 1994 gold production at $383.80 per ounce and 38 percent of its estimated 1995 gold production at $394.80 per ounce. Based on a market price of $390.65 per ounce of gold (December 31, 1993 price per LME), these contracts are in a loss position of approximately $2 million. Additionally, RTM has a policy of eliminating significant exposure to copper price fluctuations by hedging purchases of concentrate at its smelter through the use of forward contracts. At December 31, 1993, RTM sold forward approximately 4.2 million pounds of its concentrate inventory at approximately $.78 per pound of copper.

Concentrate Sales. Revenues associated with PT-FI's sales of metal concentrates are recorded net of royalties, treatment costs, and amortization of the cost of its price protection program. PT-FI's concentrate sales agreements provide for provisional billings based on world metals prices, primarily the LME, with actual settlement generally based on appropriate future metals prices. Revenues, recorded initially using provisional prices, are adjusted using current prices. At December 31, 1993, copper sales totaling 213.4 million pounds remained to be contractually priced at various times in 1994. As a result of PT-FI's price protection program, these pounds are recorded at an average price of $.90 per pound. Gold sales are priced according to individual contract terms.

Foreign Translation Adjustment. The functional currency for RTM is the Spanish peseta. RTM's assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. FTX's share of the cumulative results of the translation adjustment is recorded as a separate component of stockholders' equity. Results of operations are translated using the average exchange rates during the period. Gains and losses resulting from foreign currency transactions, which were not material, are included in net income.

Net Income Per Share. Primary net income per share is computed by dividing net income applicable to common stock by the average common and common equivalent shares outstanding during the year. Fully diluted net income per share is computed assuming that all convertible securities, if dilutive, were converted at the beginning of the period or date of issuance, whichever is later.

Changes in Accounting Principle. During 1993, the Company adopted the following changes to accounting policies:

Periodic Scheduled Maintenance Costs - Costs related to periodic scheduled maintenance (turnarounds) were previously capitalized when incurred and amortized generally over six months to two years. Effective January 1, 1993, the method of accounting was changed to expense these costs when incurred.

Deferred Charges - The accounting for deferred charges was changed to provide for deferral of only those costs that directly relate to the acquisition, construction, and development of assets and to the issuance of debt and related instruments. Previously, certain other costs that benefitted future periods were amortized over the periods benefitted.

Management Information Systems - Costs of management information systems
(MIS) equipment and software that have a material impact on periodic measurement of net income are capitalized and amortized over their estimated productive lives. Other MIS costs, including equipment and purchased software that involve relatively immaterial amounts (currently individual expenditures of less than $.5 million) and short estimated productive lives (currently less than three years) are charged to expense when incurred. Previously, most expenditures for MIS equipment and purchased software were capitalized. The accounting for MIS costs was changed to recognize the rapid rate of technology change in MIS which results in short productive lives of equipment and software and a need for continuing investments.

     The changes in accounting policy were adopted to improve the measurement of operating results by reporting cash expenditures as expenses when incurred unless they are directly related to long-lived asset additions. In addition, the administrative costs of accounting for assets will be reduced by not capitalizing and amortizing relatively insignificant expenditures that do not have a material effect on measuring periodic net income.

     If these changes in accounting principle had not been adopted, 1993 income before change in accounting principle would not have been materially different from the amount reported. If the changes in accounting principle had been applied in prior years, 1992 and 1991 net income would not have been materially different from amounts reported.

2.  PUBLIC SUBSIDIARIES
Freeport-McMoRan Copper & Gold Inc. (FCX).  The
Company's metals operations are conducted through its publicly traded subsidiary, FCX. FCX's operations are conducted primarily through its subsidiaries, PT-FI which principally operates the Indonesian copper and gold mining facilities and, RTM which operates a copper smelter in Spain.

     In January 1991, the Government of Indonesia increased its ownership in PT-FI from 8.9 percent to 10 percent by purchasing PT-FI shares owned by FCX for $18.1 million. In December 1991, PT-FI and the Indonesian government signed a new contract of work (New COW) which has a 30-year term with two 10-year extensions permitted. Under the New COW, FCX pays the Indonesian government a royalty of 1.5 percent to 3.5 percent on the value of copper sold, net of delivery costs and treatment and refining charges, and a 1 percent royalty on the sales value of gold and silver ($9.5 million in 1993, $15.7 million in 1992, and $10.5 million in 1991). The New COW required FCX to increase the ownership by Indonesian entities in PT-FI to 20 percent, which was achieved through the sale of 10 percent of PT-FI common stock to an entity owned by Indonesian investors on December 31, 1991. FTX and FCX guaranteed the buyer's financing for this purchase and, consequently, deferred gain on this sale. In December 1992, FCX purchased 49 percent of the capital stock of the publicly traded Indonesian entity which owned the 10 percent of PT-FI sold in 1991 and the deferred gain was offset against the cost of the additional indirect PT-FI interest. In December 1993, PT-FI issued shares of its stock to FCX in exchange for the conversion of certain notes (Note 5). FCX's direct ownership in PT-FI totaled 80.8 percent and 80.0 percent at December 31, 1993 and 1992, respectively. In 1994, PT-FI issued additional shares of its stock to FCX for conversion of the remaining notes, increasing FCX's direct ownership in PT-FI to 81.3 percent. The sale and purchase prices were based on the fair market value of FCX Class A common stock at the time of the agreements. At December 31, 1993, PT-FI's net assets totaled $184.3 million, including $24.6 million of retained earnings.

     In July 1992, FCX sold publicly 8.6 million shares of its Class A common stock, resulting in an after-tax gain to FTX of $100.9 million, and
9.0 million depositary shares. Each depositary share represents 2 16/17 shares of its 7% Convertible Exchangeable Special Preference Stock, has a cumulative annual cash dividend of $1.75 (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into approximately 1.009 shares of FCX Class A common stock (equivalent to a conversion price of $24.77 per share of FCX Class A common stock). Beginning August 1, 1995, FCX may redeem these depositary shares for cash at $26.225 per share (declining ratably to $25 per share in March 2002) plus accrued and unpaid dividends.

     In July 1993, FCX sold publicly 14.0 million depositary shares representing its Step-Up Convertible Preferred Stock. Each depositary share has a cumulative annual cash dividend of $1.25 through August 1, 1996 and thereafter $1.75 (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into approximately 0.826 shares of FCX Class A common stock (equivalent to a conversion price of $30.28 per share of FCX Class A common stock). From August 1, 1996 and prior to August 1, 1999, FCX may redeem these depositary shares for approximately 0.826 shares of FCX Class A common stock per depositary share if the market price of FCX Class A common stock exceeds certain specified levels. Thereafter, FCX may redeem these depositary shares at $25 per share (payable in FCX Class A common stock, cash or a combination of both, at FCX's option) plus accrued and unpaid dividends.

     In August 1993, FCX sold publicly 6.0 million depositary shares representing its Gold-Denominated Preferred Stock. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounces of gold and is subject to mandatory cash redemption in August 2003 for the value of 0.1 ounces of gold. The depositary shares are recorded at their offering price and are being reflected as a hedge of future gold sales for accounting purposes. Based on the December 31, 1993 closing market price, these depositary shares had a market value of $258 million. In January 1994, FCX sold publicly 4.3 million depositary shares representing its Gold-Denominated Preferred Stock, Series II, for net proceeds of $158.5 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0008125 ounces of gold and is subject to mandatory cash redemption in February 2006 for the value of
0.1 ounces of gold.

     FTX reflects FCX preferred stock and related dividends as minority interests in its financial statements. FTX's ownership of the FCX Class A and Class B common stock combined as of December 31, 1993 and 1992, was
71.8 percent and 73.2 percent, respectively.

     In March 1993, FCX acquired a 65 percent interest in RTM, which operates a copper smelter and a gold mine with an estimated remaining life of fewer than four years, by investing approximately $50 million, excluding transaction costs, to be used by RTM for working capital requirements and capital expenditures, including funding a portion of the costs of the expansion of its smelter production capacity from its current 150,000 metric tons of metal per year to 180,000 metric tons of metal per year by mid-1995. In December 1993, RTM redeemed the remaining 35 percent interest for approximately $19 million. Selected balance sheet information reflecting the allocation of the purchase price to the assets and liabilities acquired is as follows (in thousands):

        Current assets                          $101,454
        Current liabilities                     (158,445)
        Property, plant and equipment, net       277,170
        Other assets                               5,358
        Long-term debt                           (38,941)
        Accrued postretirement benefits and
          other liabilities                     (176,206)
                                                --------
        Net cash investment                     $ 10,390
                                                ========

Freeport-McMoRan Resource Partners, Limited Partnership (FRP). The Company's fertilizer and sulphur operations and its Main Pass oil operations are conducted through its publicly traded affiliate, FRP. FTX owned 51.3 percent of the FRP units outstanding at December 31, 1993 and 1992.

     FRP and IMC Fertilizer, Inc. (IMC) formed a joint venture (IMC-Agrico Company), operated by IMC, effective July 1, 1993, for their respective phosphate fertilizer businesses, including phosphate rock and uranium. FRP's "Current Interest", reflecting cash to be distributed from ongoing operations, initially is 58.6 percent and its "Capital Interest", reflecting the purchase or sale of long-term assets or any required capital contributions to IMC-Agrico Company is 46.5 percent initially. These ownership percentages decline in annual increments ultimately to 40.6 percent for the fiscal year ending June 30, 1998 and remain constant thereafter.

     FRP proportionately consolidates its interest in IMC-Agrico Company. The assets of IMC-Agrico Company are not available to FRP until distributions are paid by the joint venture. At December 31, 1993, the net assets of IMC-Agrico Company totaled $1.5 billion. In January 1994, IMC-Agrico Company declared a $52.8 million distribution payable in February 1994, of which $30.9 million is due to FRP.

     Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 (the Preference Period) before any distributions may be made to FTX. FRP no longer intends to supplement distributable cash with borrowings. Therefore, FRP's future distributions will be dependent on the distributions received from IMC-Agrico Company and future cash flow from FRP's sulphur and oil operations.

     On January 21, 1994, FRP declared a distribution of 60 cents per publicly held unit ($30.3 million) and 12 cents per FTX-owned unit ($6.2 million) payable February 15, 1994, bringing the total unpaid distributions due FTX to $239.2 million. During the Preference Period the unpaid FTX distributions will be payable, after a 60 cents per unit quarterly distribution is paid to all unitholders, equal to the lesser of any deficiency or one-half of the amount by which distributable cash exceeds a 60 cents per unit distribution. Remaining distributable cash will be paid to all unitholders in accordance with their percentage interests. After the Preference Period distribution deficiencies on FTX-owned FRP units will be paid in the manner described above after any deficiencies in the cumulative quarterly distribution to the public are paid and a quarterly distribution of 60 cents per unit has been paid to all unitholders.

     In February 1992, FRP sold publicly 19.5 million new units, resulting in a gain to FTX of $136.6 million, which was deferred because of the FRP public unitholders' distribution priority. FTX recognized a pretax loss of $126.3 million in 1993 and earnings of $10.5 million in 1992, which represents its proportionate share of FRP's earnings. This included recognition of $62.2 million and $41.8 million, respectively, of the gain deferred by FTX. The remaining deferred gain will be recognized in future periods when distributions are not paid to FTX such that its operating results will include its proportionate share of FRP's earnings. Subsequent to the recognition of the balance of the deferred gain, if additional FRP distributions are not paid to FTX in any quarter, FTX will recognize a smaller share of any FRP net income, or a larger share of any FRP net loss, than that which would be recognized based on FTX's ownership interest in FRP.

3.  FM PROPERTIES INC.  (FMPO)
In June 1992, FTX transferred substantially all of its domestic oil and gas properties and real estate held for development by it and certain of its subsidiaries, excluding FRP, to a partnership which is currently 99.8 percent owned by FMPO. FTX holds a minimal general partnership interest in the partnership and serves as its managing general partner. In May 1992, FTX declared a distribution of one FMPO common share for each ten FTX common shares owned. Selected financial information of FMPO is as follows:

                                                     Inception Through       Year Ended
                                     May 31, 1992    December 31, 1992    December 31, 1993
                                    -------------    -----------------    -----------------
                                                        (In Thousands)

Balance Sheet:
   Current assets                        $ 42,103             $ 43,679             $105,539
   Current liabilities,
     excluding current
     portion of long-term debt             13,302               23,886               40,528
   Oil and gas properties, net            444,676              399,825                 -
   Investment in real estate, net         248,647              263,097              286,459
   Total assets                           741,618              712,166              395,750
   Long-term debt
     (guaranteed by FTX)                  493,305              473,763              173,796
   Stockholders' equity                   176,588              164,474              145,660
 Income Statement:
   Revenues                                                      5,968               24,836
   Operating loss                                              (14,319)             (18,913)
   Net loss                                                    (12,114)             (18,814)
 Cash Flow:
   Operations                                                   29,731              100,933
   Investing activities                                        (35,180)             199,359
   Financing activities                                          8,157             (300,517)


     During 1993, FMPO sold all of its producing oil and gas properties and used the proceeds, a portion of which was received in 1994, to reduce its long-term debt. As of January 21, 1994, FMPO's long-term debt was approximately $123 million and it had approximately $30 million of cash.


4.  RESTRUCTURING AND VALUATION CHARGES
Restructuring Charges. FTX recognized expense of $67.1 million during 1993 for the restructuring of its administrative organization
(including personnel related costs, the cost to downsize its computing and MIS structure, and a write-off of excess facilities and other miscellaneous assets), principally resulting from formation of IMC-Agrico Company (Note 2). See Management's Discussion and Analysis of Financial Condition and Results of Operations for information about a reclassification of restructuring charges from those previously reported resulting from views expressed by the Securities and Exchange Commission staff.

Asset Sales/Recoverability. In 1993, FTX sold its ownership interest in a nonproducing oil and gas property recognizing a gain of $69.1 million, and FRP sold assets, primarily certain previously mined phosphate rock acreage recognizing a gain of $11.8 million. FRP also sold its remaining interests in producing geothermal properties for $63.5 million, consisting of $23.0 million in cash and interest-bearing notes totaling $40.5 million (included in other assets), recognizing a $31.0 million charge to expense and recording a $9.0 million charge for impairment of its undeveloped geothermal properties.

FTX recognized expense of $105.0 million during 1993 for the recoverability of certain assets, primarily FRP's investments in the non-Main Pass sulphur assets because of persistent weak market conditions and the Main Pass oil investment caused by a fourth-quarter decline in oil prices.


5.  LONG-TERM DEBT

                                                        December 31,
                                               ------------------------------
                                                  1993                1992
                                               -----------         ----------
                                                       (In Thousands)
Notes payable:
FTX credit agreement, average rate
   4.1% in 1993 and 5.1% in 1992                $  388,000         $  660,000
   ALatieF Joint Venture bank loan (Note 9)         60,000               -
   Other, primarily RTM short-term borrowings,
     average rate 11%                               57,709              9,769
                                                ----------          ---------
     Total notes payable                           505,709            669,769
                                                ----------          ---------
Publicly traded notes and debentures:
   10 7/8% Senior Subordinated Debentures,
    due 2001                                       125,358            131,000
   6.55% Convertible Subordinated Notes,
    face amount of $373.0 million,
    effective rate of 9.825%, due 2001             311,863            309,763
Zero Coupon Convertible Subordinated
    Debentures, face amount of $749.7 million,
    effective rate of 9%, due 2006                 247,427            226,577
FCX Zero Coupon Exchangeable Subordinated
   Notes, face amount of $386.1 million in 1993
   and $708.7 million in 1992                      102,039            173,583
                                               -----------        -----------
     Total publicly traded notes and debentures    786,687            840,923
                                               -----------        -----------
RTM gold and silver denominated loans, average
   rate 1.3%                                        39,284              -
                                               -----------        -----------
                                                 1,331,680          1,510,692
Less current portion and short-term
   borrowings                                       49,256             80,146
                                                ----------         -----------
                                                $1,282,424         $1,430,546
                                                ==========         ===========

Notes Payable. In June 1993, FTX amended its credit agreement (the Credit Agreement) to extend its maturity and to include PT-FI as a borrower. The Credit Agreement is structured as a three year revolving line of credit followed by a 3 1/2 year reducing revolver. The Credit Agreement is part of an $800.0 million committed credit facility subject to a borrowing base, redetermined annually by the banks, which establishes maximum consolidated debt for FTX. As of December 31, 1993, $547.5 million was available under the current borrowing base and $412.0 million of borrowings were unused under the credit facility.

FTX guarantees any borrowings under the Credit Agreement and is required to retain control of FRP and PT-FI. Under certain circumstances FTX could be required to pledge a portion of its equity in FCX and FRP. PT-FI also assigned its existing and future sales contracts and pledged its rights under the New COW and its accounts receivable and other assets as security for its borrowings under the Credit Agreement. The Credit Agreement provides for working capital requirements, specified coverage of fixed charges, and restrictions on other borrowings.

RTM has several short-term credit facilities with banks. The stated rates of interest on these loans range from 3.7 percent to 13 percent. RTM has pledged certain of its assets as security for these loans.

Publicly Traded Notes and Debentures. Beginning in 1996 FTX may redeem its 10 7/8% Senior Subordinated Debentures at principal plus accrued interest. Annual sinking fund payments of $20.4 million, plus accrued interest, begin in 1997. Based on the December 31, 1993 closing market price, this debt had a market value of $132.6 million.

In February 1991, FTX issued $373.0
million of 6.55% Convertible Subordinated Notes convertible into 44.64 shares of FTX common stock per $1,000 principal amount (equivalent to a conversion price of $22.40 per FTX share). FTX may redeem these notes for cash at 89.75 percent of principal (increasing ratably to 100 percent over the term of the notes) plus accrued interest. Based on the December 31, 1993 closing market price, this debt had a market value of $344.1 million.

In August 1991, FTX sold $750.0 million face amount of Zero Coupon Convertible Subordinated Debentures convertible, at the holder's option, into 13.21 shares of FTX common stock per $1,000 principal amount (subject to adjustment in certain events), with FTX having the right to pay cash in lieu of all or part of such FTX common stock. FTX may redeem these debentures for cash at the issue price plus accrued original issue discount. The debentures have a contingent payment feature (if the market price of FTX common stock exceeds certain specified amounts) payable in FTX common stock, cash or a combination of both, at FTX's option. The debentures contain purchase rights at the holder's option, as of August 5, 1996 or 2001, at the issue price plus accrued original issue discount. Based on the December 31, 1993 closing market price, this debt had a market value of $246.5 million.

In July 1991, FCX sold $1.035 billion face amount of Zero Coupon Exchangeable Subordinated Notes. The net proceeds were loaned to PT-FI under similar terms. During 1993 and 1992, $322.6 million and $326.4 million face amount of these notes were exchanged for which FCX issued 4.8 million shares of its Class A common stock in 1993 and 4.5 million shares of its Class A common stock and paid $7.9 million in cash in 1992, with FTX recognizing a pretax gain of $44.1 million in 1993 and $33.8 million in 1992. The remaining $386.0 million face amount of notes were exchanged for 5.8 million shares of FCX Class A common stock in January 1994. As a result of the issuance by FCX of its Class A common stock, PT-FI issued shares of its stock to FCX (Note 2).

RTM Gold and Silver Denominated Loans. RTM has loans payable with 107,800 ounces of gold (9,200 ounces payable quarterly) and 953,100 ounces of silver (105,900 ounces payable quarterly) carried at the market price of gold ($331.70 per ounce) and silver ($3.70 per ounce) at the date of FCX's acquisition. The loans are accounted for as a hedge. Interest is calculated on the outstanding ounces at the current prices on the date of payment. Based on the December 31, 1993 LME quotes for gold and silver, this debt had a market value of approximately $47 million.

Interest Rate Swaps. FTX has an 8.2 percent interest rate exchange agreement on $150.0 million of financing until April 1996. FTX and FRP also have agreements fixing the interest rate on $77.9 million of financing at an average of 10.2 percent through 1999. PT-FI has an 8.3 percent interest rate exchange agreement on $85.7 million of financing at December 31, 1993, reducing $14.3 million annually through 1999. Based on market conditions at December 31, 1993, unwinding these interest swaps would cost an estimated $34.1 million.

Capitalized Interest. Capitalized interest totaled $62.2 million in 1993, $84.7 million in 1992, and $67.3 million in 1991.

Minimum Principal Payments. The minimum principal payments for debt scheduled for each of the five succeeding years based on the amounts outstanding at December 31, 1993, assuming the terms of the Credit Agreement are not extended, are $49.3 million in 1994, $19.6 million in 1995, $68.9 million in 1996, $141.0 million in 1997, and $184.6 million in
1998.

6.  INCOME TAXES
Effective January 1, 1992, FTX adopted Statement of
Financial Accounting Standards No. 109, the new accounting standard for income taxes. The cumulative adjustment to taxes and the impact on 1992 earnings from operations were not material. The components of the net deferred tax asset (included in other assets) and liability were as follows:

                                       1993                       1992
                                  Consolidated Tax Group  Consolidated Tax Group
                                  ______________________  ______________________
                                     FTX          FCX        FTX          FCX
                                  _________    _________  _________     ________
                                                    (In Thousands)
Deferred tax assets:
 Net operating loss carryforwards  $ 58,650    $    -      $ 15,483     $    -
 Alternative Minimum Tax credits     43,242         -        59,998          -
 Other tax carryforwards             41,814       29,465     13,665        16,760
 Deferred compensation,
   postretirement
   and pension benefits              44,820         -        36,544          -
 Other                               53,149         -        13,233          -
 Less valuation allowance           (41,814)     (29,465)   (13,665)      (16,760)
                                  _________    _________  _________      ________
   Total deferred tax assets        199,861         -       125,258          -
                                  _________    _________  _________      ________
Deferred tax liabilities:
 Property, plant and equipment     (100,499)    (199,956)   (91,153)     (195,760)
 Other                              (10,527)      (1,597)      -           (1,193)
                                   _________    _________ _________      ________
   Total deferred tax liability    (111,026)    (201,553)   (91,153)     (196,953)
                                   _________    _________ _________      ________
 Net deferred tax asset
   (liability)                    $  88,835    $(201,553)  $ 34,105     $(196,953)
                                  =========    =========  =========     =========

     The net deferred tax asset is from FTX's domestic operations whereas the net deferred tax liability relates to PT-FI's operations. Recognition of a deferred tax asset is dependent upon FTX's evaluation that it is more likely than not that it will ultimately be realized from future income generated by its domestic operations. FTX believes that no valuation allowance is needed for its net operating loss (NOL) carryforwards and alternative minimum tax (AMT) credits because historically it has been able to utilize substantially all of its tax benefits and tax-planning strategies are available that would enable it to utilize these deferred tax assets; the NOL carryforwards do not expire until the years 2007 and 2008, and the AMT credits can be carried forward indefinitely. FTX has provided a valuation allowance for the other tax credit and charitable contribution carryforwards as they would be utilized subsequent to the NOL carryforwards and AMT credits and substantially all expire between 1994 and 2000. A valuation allowance has been provided at FCX for all foreign tax and AMT credits, as these would only be utilized should FCX be required to pay regular U.S. tax, which FTX views as unlikely because Indonesian taxes exceed U.S. taxes. In addition, RTM, which is subject to a separate tax jurisdiction (Spain), has NOL carryforwards totaling approximately $108 million ($91 million pre-acquisition) which expire from 1994 to 1998. FTX has provided a valuation allowance for the full amount of these carryforwards as RTM has not generated taxable income in recent years.

     FTX does not provide deferred taxes for certain financial and income tax reporting differences related to FCX and FRP which are considered permanent in duration. These differences resulted primarily from gains recognized for financial reporting purposes upon the sale of FCX shares and FRP units. As of December 31, 1993, these basis differences were approximately $185 million for FCX and $216 million for FRP. If ownership in these subsidiaries falls below 50 percent, FTX would be required to charge earnings for taxes on the difference between the book and tax basis of its investment.

     The provision (credit) for income taxes consists of the following:

                                         Years Ended December 31,
                                   -----------------------------------
                                    1993          1992          1991
                                   -------      --------      --------
                                             (In Thousands)

 Current income taxes:
   Federal                         $(2,497)     $(24,565)     $  7,403
   Foreign                          54,994        45,996        20,194
   State                             4,391         1,087         6,582
                                   -------      --------      --------
                                    56,888        22,518        34,179
                                   -------      --------      --------
 Deferred income taxes:
   Federal                         (54,730)      (10,359)     (106,035)
   Foreign                           4,600        63,438        43,446
                                   -------      --------      --------
                                   (50,130)       53,079       (62,589)
                                   -------      --------      --------
 Total income taxes                $ 6,758      $ 75,597      $(28,410)
                                   =======      ========      ========


     Reconciliations of the differences between income taxes computed at federal statutory tax rates and income taxes recorded are as follows:

                                                                    Years Ended December 31,
                                                 ---------------------------------------------------------------
                                                         1993                1992                   1991
                                                 -------------------  -------------------   --------------------
                                                             Percent              Percent                 Percent
                                                            of Income            of Income               of Income
                                                             Before               Before                  Before
                                                             Income               Income                  Income
                                                  Amount     Taxes     Amount     Taxes      Amount       Taxes
                                                 -------     -----    --------    -----     --------      -----
                                                                  (Dollar Amounts In Thousands)

 Income taxes computed at the
   federal statutory income tax rate            $(61,193)     35 %     $114,374     34%      $ 14,466        34 %
 Increase (decrease) attributable to:
   FCX dividend                                    6,456      (3)         5,799      2           -            -
   Statutory depletion                            (2,016)      1         (5,126)    (2)        (3,892)       (9)
   Partnership minority interests                 45,057     (26)        (3,253)    (1)        (1,575)       (4)
   Sale of subsidiary interests                      -        -         (45,794)   (14)           -           -
   Minimum, state, and foreign taxes              18,462     (11)        13,855      4         20,011        47
   Deferred taxes no longer required                 -        -          (1,152)     -        (60,586)     (142)
   Sales of assets and other                          (8)     -          (3,106)    (1)         3,166         7
                                                 -------     ---       --------     --       --------       ---
 Income tax provision (credit)                   $ 6,758      (4)%     $ 75,597     22%      $(28,410)      (67)%
                                                 =======     ===       ========     ==       ========       ===

     Sources of deferred income taxes for 1991 are as follows (in thousands):


 Mineral exploration and development                              $ 14,306
 Deferred compensation, postretirement
   and pension benefits                                            (27,280)
 Intangible oil and gas costs                                        9,748
 Capitalized interest                                               16,993
 Sales of assets                                                   (39,723)
 Settlements of sales contracts                                      3,404
 Accelerated depreciation                                           28,975
 Tax carryovers                                                    (30,985)
 Deferred taxes no longer required                                 (60,586)
 Price protection program                                            3,751
 Other, net                                                         18,808
                                                                  --------
                                                                  $(62,589)
                                                                  ========

7.  STOCKHOLDERS' EQUITY
Preferred Stock. FTX's $1.875 Cumulative Convertible Exchangeable Preferred Stock, each with a $25 liquidation value, is convertible at the holder's option into FTX common stock at $10.91 per share.

     In March 1992, FTX issued 5.0 million shares of $4.375 Convertible Exchangeable Preferred Stock, each with a $50 liquidation value, convertible into FTX common stock at a conversion price of $23.46 per share. Beginning March 1, 1997, FTX may redeem this preferred stock for cash at $52.1875 per share (declining ratably to $50 per share in March
2002) plus accrued and unpaid dividends.

Common Stock. FTX has a regular annual cash dividend of $1.25 per share. FTX's 10 7/8% Senior Subordinated Debentures contain a restriction on the payment of cash dividends and capital stock purchases ($108.8 million available as of December 31, 1993). This amount will be increased by future earnings and FTX stock issuances, and will be decreased by future dividend payments, losses, and FTX stock purchases.

Stock Options. FTX's stock option plans provide for the issuance of stock options and stock appreciation rights (SARs) at no less than market value at time of grant. The 1992 Stock Option Plan authorizes FTX to grant options to employees to purchase up to 8.0 million shares, including SARs, and under the 1992 Stock Incentive Unit Plan up to 1.5 million stock incentive units (SIUs), which are similar to SARs, may be granted to employees. The 1988 Stock Option Plan for Non-Employee Directors authorizes FTX to grant options to purchase up to 1.5 million shares.
Under certain options, FTX will pay cash to the optionee equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise. Generally, stock options terminate 10 years from the date of grant. A summary of stock options outstanding, including SARs and SIUs, follows:

                                     1993                        1992
                            ----------------------      ---------------------
                                           Average                    Average
                              Number of    Option        Number of    Option
                               Options     Price          Options     Price
                             ----------    -----        ----------    -----
 Beginning of year           13,386,365   $17.58         9,277,162   $15.84
 Granted                      1,358,800    18.37         5,728,209    19.44
 Exercised                     (416,639)   14.35        (1,288,627)   13.75
 Expired                       (585,536)   18.87          (330,379)   18.63
                             ----------                 ----------
 End of year                 13,742,990    17.69        13,386,365    17.58
                             ==========                 ==========

     At December 31, 1993, stock options representing 8.4 million shares were exercisable at an average option price of $17.23 per share. Options for 2.1 million shares, .8 million shares, and 1.2 million shares were available for new grants under the 1992 and 1988 Stock Option Plans and the 1992 SIU plan, respectively, as of December 31, 1993.

8.   PENSION AND OTHER EMPLOYEE BENEFITS
The FTX pension plan covers substantially all United States and certain overseas employees, excluding employees covered by collective bargaining agreements and most nonresident aliens, many of whom are covered by other plans. Benefits are based on compensation levels and years of service.
FTX funds its pension liability in accordance with Internal Revenue Service guidelines. Additionally, for those participants in the qualified defined benefit plan whose benefits are limited under federal income tax laws, FTX sponsors an unfunded, nonqualified plan. Information on the plans follows:

                                                          December 31,
                                                    -----------------------
                                                       1993          1992
                                                    ---------     ---------
                                                        (In Thousands)
Actuarial present value of benefit obligations
  (projected unit credit method):
  Vested                                            $  93,609     $  63,329
  Nonvested                                             2,236         2,363
                                                    ---------     ---------
Accumulated benefit obligations                     $  95,845     $  65,692
                                                    =========     =========

Projected benefit obligations
  (projected unit credit method)                    $(130,585)    $(114,991)
Less plan assets at fair value                        107,917        96,947
                                                    ---------     ---------
Projected benefit obligations in excess of
  plan assets                                         (22,668)      (18,044)
Unrecognized net loss from past experience
  different from that assumed                          16,518        10,996
Unrecognized prior service costs                        4,833         6,239
Unrecognized net asset at January 1, 1986,
  being recognized over 19 years                       (4,142)       (4,521)
                                                    ---------     ---------
Accrued pension cost                                $  (5,459)    $  (5,330)
                                                    =========     =========

     In determining the present value of benefit obligations for 1993 and 1992, FTX used a 7 percent and 8.5 percent discount rate, a 5 percent rate of increase in future compensation levels, and a 9 percent average expected rate of return on assets, respectively.

     Net pension cost includes the following:

                                                  Years Ended December 31,
                                                ---------------------------
                                                  1993      1992      1991
                                                -------   -------   -------
                                                      (In Thousands)

 Service cost during the period                 $ 8,573   $ 7,376   $ 7,410
 Interest cost on projected benefit obligations   9,739     8,609     7,745
 Actual return on plan assets                    (9,388)  (10,220)  (10,640)
 Net amortization and deferral                    1,423     3,689     5,712
 Termination benefits                                26     1,813       531
                                                -------   -------   -------
 Net pension cost                               $10,373   $11,267   $10,758
                                                =======   =======   =======

     RTM has a contractual obligation to supplement the amounts paid to retired employees. Based on an assumed discount rate of 8 percent, the liability accrued for such payments totaled $79.4 million at December 31, 1993 ($76.6 million for retirees and $2.8 million for current employees). Since the initial acquisition, RTM has recorded expense of $5.2 million compared with cash payments of $8.0 million. This obligation is unfunded.

     The operator of IMC-Agrico Company maintains non-contributory pension plans that cover substantially all of its employees who perform services for IMC-Agrico Company. As of July 1, 1993, the actuarial present value of the vested projected benefit obligation was $10.1 million based on a discount rate of 8.5 percent and a 5 percent rate of increase in future compensation levels. As of December 31, 1993, no funding of such plans had occurred. FRP's share of the expense related to these plans totaled $1.5 million for 1993.

     FTX provides certain health care and life insurance benefits for retired employees. Effective January 1, 1991, FTX adopted Statement of Financial Accounting Standards No. 106 (FAS 106) requiring current accrual for postretirement benefits other than pensions, recording a $125.1 million charge as the cumulative effect of an accounting change. The FAS 106 expense totaled $12.4 million in 1993 ($1.9 million for service cost and $10.5 million in interest for prior period services), $12.5 million in 1992 ($1.6 million for current year service cost and $10.9 million in interest for prior period services), and $12.6 million in 1991 ($2.0 million for current year service cost and $10.6 million in interest for prior period services). Summary information of the plan is as follows:

                                                          December 31,
                                                    -----------------------
                                                       1993          1992
                                                    ---------     ---------
                                                        (In Thousands)
 Actuarial present value of accumulated
   postretirement obligation:
 Retirees                                           $118,418      $ 93,611
 Fully eligible active plan participants              14,066        22,596
 Other active plan participants                       14,083        21,548
                                                    --------      --------
 Total accumulated postretirement obligation         146,567       137,755
 Unrecognized net loss                               (14,237)       (6,254)
                                                    --------      --------
 Accrued postretirement benefit cost                $132,330      $131,501
                                                    ========      ========

     In determining the FAS 106 amounts, FTX used an initial health care cost trend rate of 11.5 percent for 1993 (12 percent for 1992), decreasing 1/2 percent per year until reaching 6 percent. A 1 percent increase in the trend rate would increase the FAS 106 amounts by approximately 10 percent. The discount rate used was 7 percent in 1993 and 8.5 percent in 1992. FTX has the right to modify or terminate these benefits.

     The operator of IMC-Agrico Company will provide certain health care benefits for future retired employees. At July 1, 1993, the accumulated postretirement obligation was $16.6 million, which was unfunded, with FRP's share of FAS 106 expense being $.4 million. In determining the FAS 106 amounts, the initial health care trend cost rate used was 15 percent, decreasing gradually to 5.5 percent in 2003 and thereafter, and the discount rate used was 8.5 percent. Employees are not vested and such benefits are subject to change.

     FTX has an Employee Capital Accumulation Program which permits eligible employees to defer a portion of their pretax earnings. FTX also has an unfunded excess benefits plan for employees to defer amounts in excess of the limitations imposed by the Internal Revenue Code. FTX matches employee deferrals up to 5 percent of basic earnings through an investment in FTX common shares. FTX has other employee benefits plans, certain of which are related to Company performance, which costs are recognized currently in general and administrative expense. The cost of these plans, reflecting the varying level of FTX earnings, totaled $7.6 million in 1993, $15.9 million in 1992, and $11.3 million in 1991.

9.   COMMITMENTS AND CONTINGENCIES
Litigation. While FTX is a defendant in various lawsuits incurred in the ordinary course of its businesses, management believes the potential liability in such lawsuits is not material or is adequately covered by insurance, third party indemnity agreements or reserves previously established. FTX maintains liability and other insurance customary in its businesses, with coverage limits deemed prudent.

Sulphur Tanker. During 1991, one of FRP's sulphur tankers ran aground resulting in a constructive loss and a $17.7 million insurance settlement gain. FRP has an agreement whereby beginning in mid-1994 a third party will provide and operate a replacement sulphur tanker for at least fifteen years for minimum annual payments of $12.8 million.

Infrastructure Asset Sales. During 1993, FCX entered into a joint venture agreement with P.T. ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor, which provides for the sale of certain portions of the to-be-constructed infrastructure assets and certain existing assets by PT-FI to a joint venture or ventures (the ALatieF Joint Venture) owned one-third by PT-FI and two-thirds by ALatieF for total consideration of $270.0 million. The acquired assets will be made available to PT-FI and its employees and designees under arrangements which will provide the ALatieF Joint Venture with a guaranteed minimum rate of return on its investment. Funding of the ALatieF Joint Venture is expected to be provided by $90.0 million in equity contributions from the ALatieF Joint Venture partners and $180.0 million in debt financing, which is expected to be guaranteed by PT-FI, FCX or both. The sale of the first group of assets to the ALatieF Joint Venture was completed in December 1993 for a price of $90.0 million. The sale was partially financed with a $60.0 million medium-term loan facility which is guaranteed by PT-FI. The variable rate loan has a 5 percent per year amortization with a balloon payment after five years. The ALatieF Joint Venture is consolidated and no gain or loss was recorded on the sale. The sales which are anticipated for 1994 and later are subject to the execution of definitive agreements and certain Indonesian governmental approvals.

     In December 1993, PT-FI announced the execution of a Letter of Intent with Duke Energy Corp. (Duke Energy), a wholly owned affiliate of Duke Power Company, and PowerLink Corporation (PowerLink), a subsidiary of Northstar Energy Corporation, pursuant to which PT-FI would sell its existing and to-be-constructed power generation and transmission assets and certain other power-related assets to a joint venture (the Power Joint Venture) whose ownership consists of Duke Energy (30 percent), PowerLink (30 percent), PT-FI (30 percent), and an Indonesian investor (10 percent). The total value of the transaction is estimated at $200 million and is expected to be concluded in two phases. The first sale, representing the existing assets, is expected to exceed $100 million and to occur in mid-1994. The final sale, representing the to-be-constructed expansion-related assets, is expected to occur during the first half of 1995. Under the agreement, the Power Joint Venture will own these assets and be responsible for providing the electrical power services required by PT-FI at its mining, milling, and support operations in Irian Jaya, Indonesia, including the power services required for the expansion of ore throughput to 115,000 metric tons of ore milled per day. The transaction is subject to the execution of definitive agreements between PT-FI and the Power Joint Venture, financing, and certain Indonesian governmental approvals.

     PT-FI is proceeding with plans to sell other non-operating assets under terms whereby the purchaser will operate the assets and provide services to PT-FI and its employees and designees.

Environmental. FTX has made, and will continue to make, expenditures at its operations for protection of the environment. FTX is subject to contingencies as a result of environmental laws and regulations. The related future cost is indeterminable due to such factors as the unknown timing and extent of the corrective actions that may be required and the application of joint and several liability. However, FTX believes that such costs will not have a material adverse effect on its operations or financial position.

     As part of FRP's 1987 acquisition of certain fertilizer assets, the seller agreed to indemnify FRP for any environmental costs in excess of an aggregate $5.0 million on certain identified sites. FRP accrued the $5.0 million at the time of acquisition. The seller has assumed control of these sites, and based on management's review of the potential liabilities and the seller's financial condition, FRP concluded that it is remote that FRP would have any additional liability. FTX believes its exposure on other domestic abandoned environmental sites will not exceed amounts accrued and expects that any costs would be incurred over a period of years.

     FTX believes it is in compliance with all applicable Indonesian environmental laws, rules, and regulations. Based on current Indonesian environmental regulations, eventual mine closure and reclamation costs, at the mine in Irian Jaya, is not expected to be material.

     RTM's capital expenditures for 1994 are expected to include approximately $18 million to modify its sulphuric acid plants, including expanding their capacity, to comply with certain environmental standards in Spain. Additionally, at December 31, 1993 FCX had an accrual of $10.3 million related to RTM's impending mine closure and the eventual closure of its smelter.

Long-Term Contracts and Operating Leases. At December 31, 1993, RTM had purchase commitments totaling $25.6 million related to the expansion of its smelter. In addition, it had commitments to purchase concentrate from third parties (excluding PT-FI) of 305,000 metric tons in 1994, 295,000 metric tons in 1995, 260,000 metric tons in 1996, 140,000 metric tons in 1997, and a total of 580,000 metric tons from 1998-2002, at then market prices. During 1993, PT-FI supplied RTM with approximately 90,000 metric tons of copper concentrate and is expected to supply approximately 150,000 metric tons in 1994, providing for approximately 20 percent and 33 percent, respectively, of RTM's requirements in those years. Beginning in 1996, PT-FI is expected to provide RTM with approximately one-half of its copper concentrate requirements.

     FTX's minimum annual contractual charges under noncancellable long-term contracts and operating leases which expire during the period 1994 to 2009 totals $378.4 million, with $42.7 million in 1994, $47.9 million in 1995, $32.6 million in 1996, $29.3 million in 1997, and $28.7 million in 1998. Total rental expense under long-term contracts and operating leases amounted to $43.0 million, $31.4 million, and $31.4 million in 1993, 1992, and 1991, respectively.

10.  SEGMENT FINANCIAL INFORMATION
FTX's business segments consist of the following: Metals, which includes FCX's Indonesian copper/gold operations and the RTM smelting operations in Spain; Agricultural Minerals, which includes FRP's fertilizer and sulphur businesses; and Energy, which includes the oil and gas operations of FTX and FRP, and the uranium operations of FRP. The Company's foreign operations are primarily conducted by FCX.

                                                                                Year Ended December 31, 1993
                                                           --------------------------------------------------------------------
                                                                          Agricultural
                                                              Metals        Minerals    Oil and Gas      Other         Total
                                                            ----------     ----------   -----------    ---------     ----------
                                                                                     (In Thousands)
 Revenues                                                   $  925,932(a)    $619,332     $ 56,680     $   8,637     $1,610,581(b)
 Production and delivery                                       567,148        552,578       13,014        13,866      1,146,606
 Depreciation and amortization                                  67,906         70,803       42,000        11,229        191,938
 Exploration expenses                                           33,748          2,261       26,708         2,363         65,080
 Provision for restructuring charges                              -               -            -          67,145         67,145
 Loss on valuation and sale of assets, net                        -               -            -          64,114         64,114
 General and administrative expenses                            81,399         58,091       13,169        16,400        169,059
                                                            ----------     ----------     --------     ---------     ----------
 Operating income (loss)                                    $  175,731     $  (64,401)    $(38,211)    $(166,480)    $  (93,361)
                                                            ==========     ==========     ========     =========     ==========
 Earnings by sources(c)                                     $  173,515     $  (55,889)    $(39,749)    $ (37,805)    $   40,072
                                                            ==========     ==========     ========     =========     ==========
 Capital expenditures                                       $  453,122     $   46,270(d)  $ 40,394     $  28,411     $  568,197
                                                            ==========     ==========     ========     =========     ==========
 Total assets                                               $2,116,653     $1,194,304     $ 68,062     $ 335,048     $3,714,067
                                                            ==========     ==========     ========     =========     ==========

                                                                                Year Ended December 31, 1992
                                                           --------------------------------------------------------------------
                                                                          Agricultural
                                                              Metals        Minerals    Oil and Gas      Other         Total
                                                            ----------     ----------   -----------    ---------     ----------
                                                                                     (In Thousands)
 Revenues                                                   $  714,315     $  799,032     $127,799     $ 13,765      $1,654,911(b)
 Production and delivery                                       308,948        638,503       28,861        9,962         986,274
 Depreciation and amortization                                  48,272         66,299       79,942        7,869         202,382
 Exploration expenses                                           12,185          4,777       18,394        1,680          37,036
 General and administrative expenses                            68,481         72,828       25,155       10,899         177,363
                                                            ----------     ----------   -----------    ---------     ----------
 Operating income                                           $  276,429     $   16,625     $(24,553)    $(16,645)     $  251,856
                                                            ==========     ==========     ========     =========     ==========
 Earnings by sources(c)                                     $  283,591     $   17,993     $(28,200)    $(19,888)     $  253,496
                                                            ==========     ==========     ========     =========     ==========
 Capital expenditures                                       $  367,842     $  170,224(d)  $ 55,580     $ 48,160      $  641,806
                                                            ==========     ==========     ========     =========     ==========
 Total assets                                               $1,694,005     $1,233,085     $180,987     $438,634      $3,546,711
                                                            ==========     ==========     ========     =========     ==========

                                                                          Year Ended December 31, 1991
                                             ----------------------------------------------------------------------------------
                                                                                 Energy
                                                                         ------------------------
                                                          Agricultural
                                               Metals        Minerals    Oil and Gas      Uranium        Other         Total
                                             ----------     ----------   -----------      -------      --------      ----------
                                                                               (In Thousands)
 Revenues                                    $  467,522     $  880,452     $184,768       $37,729      $  8,725      $1,579,196(b)
 Production and delivery                        204,353        691,233       41,815        16,705        10,671         964,777
 Depreciation and amortization                   38,397         55,434      103,787         2,711         4,367         204,696
 Exploration expenses                             6,502          1,219       27,322           -           2,030          37,073
 Gain on sale of assets, net                        -              -           -              -            (515)           (515)
 General and administrative expenses             40,550         61,645       36,210         1,282         9,585         149,272
                                             ----------     ----------     --------       -------      --------      ----------
 Operating income                            $  177,720     $   70,921     $(24,366)      $17,031      $(17,413)     $  223,893
                                             ==========     ==========     ========       =======      ========      ==========
 Earnings by sources(c)                      $  181,197     $   78,926     $(23,079)      $17,070      $ (6,585)     $  247,529
                                             ==========     ==========     ========       =======      ========      ==========
 Capital expenditures                        $  239,954     $  294,366(d)  $196,552       $    13      $ 70,024      $  800,909
                                             ==========     ==========     ========       =======      ========      ==========
 Total assets                                $1,157,615     $1,143,169     $698,038       $17,196      $549,347      $3,565,365
                                             ==========     ==========     ========       =======      ========      ==========

a. Includes the operations of RTM (Note 2) since its acquisition, with revenues of $288.4 million and a net loss of
   $15.7 million during 1993 and identifiable assets of $335.5 million as of December 31, 1993.
b. Export sales to Asia, Australia, Latin America, and Canada approximated 13 percent, 20 percent, and 22 percent of total revenues for 1993, 1992, and 1991, respectively.  Sales to Japanese companies by FCX were 19 percent,
   15 percent, and 11 percent of total revenues for 1993, 1992, and 1991, respectively.
c. Operating income plus other income, less provision for restructuring charges and the gain/loss on valuation and sale of assets from the Statements of Operations.
d. Includes development costs ($16.6 million in 1993 and $20.8 million in 1992) and capitalized interest ($11.1 million in 1993, $17.7 million in 1992, and $14.7 million in 1991) associated with the Main Pass sulphur project prior to becoming operational for accounting purposes July 1, 1993.


11. SUPPLEMENTARY MINERAL RESERVE, PRODUCTION, AND SALES INFORMATION (UNAUDITED) Proved and probable mineral reserves, including proved oil reserves, are as follows:

                                                                              December 31,
                                                        -------------------------------------------------------
                                                         1993        1992        1991         1990        1989
                                                        ------      ------      ------      -------     -------
                                                                             (In Thousands)
 Copper-thousands of recoverable pounds(a)              26,800       20,900      21,800      13,900       8,303
 Gold-recoverable ounces(a)                             39,500(b)    32,100      32,400      19,500       8,100
 Silver-recoverable ounces(a)                           85,200(b)    44,700      50,000      34,700      27,186
 Sulphur-long tons(c)                                   38,637       41,570      42,780      44,125      45,265
 Phosphate rock-short tons(d)                          215,156      208,655     206,183     205,752     100,408
 Oil-barrels(e)                                          9,962       13,861      18,496      18,785        -

a. Recoverable content reflects an estimated recovery rate of 90 percent for copper, 80 percent for gold, and 70 percent for silver (contained concentrates less normal smelting and refining allowances).  Recoverable production and reserves are used synonymously with payable production and reserves.
b. Includes .4 million ounces of gold and 8.5 million ounces of silver attributable to RTM.
c. Includes 38.6 million tons in 1993, 39.0 million tons in 1992, 39.1 million tons in 1991-1989, net to FRP before royalties, at Main Pass, subject to a 12.5 percent federal royalty based on net mine revenues.
d. For 1993 represents FRP's share, based on its current Capital Interest ownership, of the IMC-Agrico Company reserves.  Contains an average of 68 percent bone phosphate of lime.  Approximately 3.6 tons of phosphate rock are used to produce one ton of phosphoric acid and one pound of uranium oxide.  During 1990, FRP entered into exclusive long-term purchase options for properties containing approximately 111 million tons of phosphate rock reserves.
e. Reflects only Main Pass reserves.  Includes 4.9 million, 6.8 million, 6.8 million, and 7.0 million barrels attributable to FRP minority interests for 1993-1990, respectively.

Production, Internal Consumption, Sales, and Average Realized Prices are as follows.

<CAPTION
                                                                                  Years Ended December 31,
                                                                  -------------------------------------------------------
                                                                    1993       1992        1991        1990        1989

 METALS                                                           -------     -------     -------     -------     -------
 PT-FI                                                                    (In Thousands, Except Average Realizations)
 Copper (recoverable pounds)
   Production                                                     658,400     619,100     466,700     361,800     317,400
   Sales                                                          645,700     651,800     439,700     348,000     317,800
   Average realized price(a)                                         $.90(b)    $1.03       $1.01       $1.20       $1.24
 Gold (recoverable ounces)
   Production                                                         787         641         421         284         139
   Sales                                                              763         679         398         273         140
   Average realized price                                         $361.74     $340.11     $358.76     $378.30     $383.28
 Silver (recoverable ounces)
   Production                                                       1,541       1,643       1,568       1,749       1,971
   Sales                                                            1,481       1,804       1,621       1,664       1,979
   Average realized price                                           $4.15       $3.72       $3.87       $4.61       $5.39
 RTM (since acquisition)
 Smelter operations
   Concentrate treated (metric tons, MT)                              330         -           -           -           -
   Anode production (MT)                                              136         -           -           -           -
   Cathode production (MT)                                            103         -           -           -           -
 Gold operations
   Production (recoverable ounces)                                    133         -           -           -           -
   Average realized price                                         $369.06         -           -           -           -
 AGRICULTURAL MINERALS
 Sales
 Phosphate fertilizers (short tons)(c)
   Diammonium phosphate                                             2,303       2,760       2,841       2,568       2,563
   Monoammonium phosphate
     Granular                                                         423         509         476         438         359
     Powdered                                                          55         -           -           -           -
   Granular triple superphosphate                                     565         715         710         717         680
 Phosphate rock (short tons)(c)                                     3,840       3,441       2,247       1,455       1,572
 Sulphur (long tons)(d)                                             1,973       2,346       2,528       2,491       2,557
 ENERGY
 Oil (barrels)
   Sales                                                            3,443       4,884         351         -           -
   Average realized price                                          $14.43      $15.91      $13.34         -           -

a. Excludes adjustments for prior year concentrate sales or price protection program costs.
b. FCX's price protection program eliminates exposure to declines in copper prices below an average of $.90 per pound for its estimated sales through 1994. Excluding amounts recognized under this program, the realization for 1993 would have been $.82 per pound.
c. Beginning July 1, 1993, reflects FRP's 46.5 percent share of the assets of IMC-Agrico Company during the year ended June 30, 1994.
d.  Includes 1,138,800 tons, 1,654,300 tons, 1,612,400 tons, 1,564,000 tons, and 1,539,000 tons for 1993-1989, respectively, which represent internal consumption and Main Pass start-up sales that are not included in sales for accounting purposes.

12.  SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                             Net Income (Loss)
                                               Net Income    Per Common Share
                                                 (Loss)      -----------------
                                Operating     Applicable To           Fully
                    Revenues   Income (loss)  Common Stock   Primary  Diluted
                   ----------  -------------  ------------   -------  -------
                            (In Thousands, Except Per Share Amounts)
1993
 1st Quarter (a,b) $  300,821   $ (42,908)     $ (55,346)      $(.39)   $(.39)
 2nd Quarter (a,c)    421,818    (162,999)       (77,379)       (.54)    (.54)
 3rd Quarter (a,d)    402,353      97,568         26,786         .19      .19
 4th Quarter (e)      485,589      14,978        (20,264)       (.14)    (.14)
                   ----------   ---------      ---------
                   $1,610,581   $ (93,361)     $(126,203)       (.89)    (.89)
                   ==========   =========      =========
1992
 1st Quarter       $  363,485    $ 28,477      $   3,698       $ .03    $ .03
 2nd Quarter          511,438     110,309         23,102         .16      .16
 3rd Quarter (f)      367,340      52,847        123,137         .86      .76
 4th Quarter (g)      412,648      60,223         19,197         .14      .14
                   ----------   ---------      ---------
                   $1,654,911   $ 251,856      $ 169,134        1.17     1.17
                   ==========   =========      =========

a. The quarterly results have been restated to reflect the cumulative effect of the changes in accounting principle (Note 1) and the RTM investment on a fully consolidated basis. FCX previously reported this investment using the equity method of accounting because FCX anticipated reducing its interest below 50 percent within one year of the initial investment in RTM. FCX is now considering alternative forms of financing.
b. Includes a $47.4 million charge ($18.5 million to net income or $.13 per share) related to administrative restructuring costs and the sale of FRP's producing geothermal assets, and an $8.0 million gain ($5.3 million to net income or $.04 per share) related to the conversion of FCX notes. Also includes a $20.7 million charge ($.15 per share), net of taxes and minority interests, for the cumulative effect of the changes in accounting principle (Note 1).
c. Includes a $165.6 million charge ($74.6 million to net income or $.52 per share) related to administrative restructuring costs, the recoverability of certain assets, and other nonrecurring charges. Also includes a $25.3 million gain ($16.7 million to net income or $.12 per share) related to the conversion of FCX notes.
d. Includes a $70.2 million gain ($46.1 million to net income or $.32 per share) primarily from the sale of an oil and gas property.
e. Includes a $64.3 million charge ($22.8 million to net income or $.16 per share) primarily related to the recoverability of FRP's Main Pass oil investment, a $10.7 million gain ($3.6 million to net income or $.03 per share) from FRP's sale of certain previously mined phosphate rock acreage, and a $13.7 million gain ($8.9 million to net income or $.06 per share) related to the conversion of FCX notes.
f. Includes a $100.9 million gain ($.70 per primary and $.56 per fully diluted share) on sale of FCX Class A common stock and a $19.6 million gain ($.14 per primary and $.11 per fully diluted share) related to the conversion of FCX notes.
g. Includes a $14.2 million gain ($.10 per share) related to the conversion of FCX notes.

                           REPORT OF MANAGEMENT

Freeport-McMoRan Inc. (the Company) is responsible for the preparation of the financial statements and all other information contained in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, and that transactions are executed in accordance with management's authorization and recorded and summarized properly. The system is tested and evaluated on a regular basis by the Company's internal auditors. In accordance with generally accepted auditing standards, the Company's independent public accountants have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

     The Board of Directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent public accountants and internal auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.

James R. Moffett                                  Richard C. Adkerson
Chairman of the Board and                         Senior Vice President and
Chief Executive Officer                           Chief Financial Officer


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF FREEPORT-McMoRan INC.:
We have audited the accompanying balance sheets of Freeport-McMoRan Inc. (the Company), a Delaware Corporation, and consolidated subsidiaries as of December 31, 1993 and 1992, and the related statements of operations, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of IMC-Agrico Company (the Joint Venture). The Company's share of the Joint Venture constitutes 22 percent of assets and 14 percent of revenues of the Company's totals as of December 31, 1993 and the year then ended, respectively. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for the Company's interest in the Joint Venture, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Freeport-McMoRan Inc. and consolidated subsidiaries as of December 31, 1993 and 1992 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes 8, 6, and 1 to the consolidated financial statements, effective January 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions, effective January 1, 1992, changed its method of accounting for income taxes, and effective January 1, 1993, changed its method of accounting for periodic scheduled maintenance costs, deferred charges, and costs of management information systems.

                                             Arthur Andersen & Co.
New Orleans, Louisiana,
  January 25, 1994


                                                                                      FINANCIAL HIGHLIGHTS

                                                                                    Years Ended December 31,
                                                                  ------------------------------------------------------------
                                                                    1993         1992         1991         1990         1989
                                                                  --------     --------     --------     --------     --------
                                                                             (In Millions, Except Per Share Amounts)
Revenues                                                          $1,610.6     $1,654.9     $1,579.2     $1,580.6     $1,958.2
Operating income (loss)                                           $  (93.4)    $  251.9     $  223.9     $  731.5     $  360.3
Net income (loss) from:
     Operations                                                   $  (68.0)    $   34.4     $   90.8     $   13.4     $   72.8
     Nonrecurring gains/(losses), net (a)                            (37.5)       134.7          5.0        257.3         26.3
     Changes in accounting principle                                 (20.7)         -          (55.7)         -            -
                                                                  --------     --------     --------     --------     --------
     Net income (loss) applicable to common stock                 $ (126.2)    $  169.1     $   40.1     $  270.7     $   99.1
                                                                  ========     ========     ========     ========     ========
Net income (loss) per primary share from:
     Operations                                                   $   (.48)    $    .24     $    .65     $    .12     $    .60
     Nonrecurring gains/(losses), net (a)                             (.26)         .93          .04         2.23          .22
     Changes in accounting principle                                  (.15)         -           (.40)         -            -
                                                                  --------     --------     --------     --------     --------
     Net income (loss) applicable to common stock                 $   (.89)    $   1.17     $    .29     $   2.35     $    .82
                                                                  ========     ========     ========     ========     ========
Average common shares outstanding                                    141.6        144.5        139.6        115.2        120.4

Earnings by sources:
     Metals
       Indonesian copper/gold                                     $  179.7     $  283.6     $  181.2     $  205.7     $  206.2
       Spanish copper smelter/gold                                    (6.2)         -            -            -            -
       North American gold                                             -            -            -            4.8         16.1
     Agricultural minerals                                           (55.9)        18.0         78.9         64.9        123.2
     Energy
       Oil and natural gas(b)                                        (39.7)       (28.2)       (23.1)       (45.6)         6.3
       Uranium                                                         -            -           17.1         13.5         18.5
       Geothermal                                                      -            -            -           13.2         29.7
     Other                                                           (37.8)       (19.9)        (6.6)         4.5         (8.0)
                                                                  --------     --------     --------     --------     --------
     Income from segment operations(c)                            $   40.1     $  253.5     $  247.5     $  261.0     $  392.0
                                                                  ========     ========     ========     ========     ========
Dividends per common share:
     Cash                                                         $   1.25     $  1.250     $   1.25     $   1.25     $   1.25
     Share                                                             -           .175          -            -            -
                                                                  --------     --------     --------     --------     --------
                                                                  $   1.25     $  1.425     $   1.25     $   1.25     $   1.25
                                                                  ========     ========     ========     ========     ========
At December 31:
     Property, plant and equipment, net                           $2,773.7     $2,276.9     $2,253.8     $2,204.5     $2,290.8
     Long-term debt, including current portion and
       short-term borrowings                                       1,331.7      1,510.7      1,942.0      1,591.0      1,728.8
     Minority interests                                            1,199.3        782.9        293.6        309.3        508.1
     Stockholders' equity                                               .6        346.0        388.3        337.4        138.3
     Total assets                                                  3,714.1      3,546.7      3,565.4      3,101.3      3,070.5

a. In 1993, includes the loss on the restructuring activities and the loss on valuation and sale of assets
   ($66.2 million or $0.46 per share) as discussed further in Management's Discussion and Analysis, net of a gain on the conversion of Freeport-McMoRan Copper & Gold (FCX) securities ($28.7 million or $0.20 per share); in 1992, from the sale and conversion of FCX securities; in 1991, from an insurance settlement gain
   ($7.3 million or $0.05 per share), net of a loss on the valuation of assets ($2.3 million or $0.02 per share); and in 1990 and 1989, from the sale of assets.
b. Excludes $69.1 million gain in 1993, $4.3 million gain in 1991, $14.6 million gain in 1990, and $2.3 million gain in 1989 from the sale of oil and gas properties.
c. Operating income plus other income, less provision for restructuring charges and the gain/loss on valuation and sale of assets from the Statements of Operations.

COMMON SHARES

Our common shares trade on the New York Stock Exchange (NYSE) under the symbol "FTX". The FTX share price is reported daily in the financial press under "FrptMc" in most listings of NYSE securities. At year-end 1993 the number of holders of record of our common stock was 26,885.

Common share price ranges on the NYSE composite tape during 1993 and 1992:

                                1993               1992
                         ----------------    ----------------
                          HIGH       LOW      HIGH       LOW
                         ------    ------    ------    ------
     FIRST QUARTER       $22.63    $17.00    $22.44    $19.50
     SECOND QUARTER       22.25     18.13     21.06     19.38
     THIRD QUARTER        19.38     17.50     20.50     18.75
     FOURTH QUARTER       19.88     15.75     19.38     16.50

COMMON SHARE DIVIDENDS

In early 1992 our Board of Directors fixed the amount of the regular quarterly common stock cash dividend, on a post-split basis, at $.3125 per common share, an increase of $.125 per common share in the regular quarterly dividend, and at the same time eliminated the special quarterly common stock cash dividend of $.125 per common share. Cash dividends paid during 1993 and 1992:

                   1993
- -------------------------------------------
  AMOUNT       RECORD            PAYMENT
PER SHARE       DATE              DATE
- ---------  -------------      -------------
$.3125     FEB. 15, 1993      MARCH 1, 1993
$.3125     MAY  14, 1993      JUNE  1, 1993
$.3125     AUG. 16, 1993      SEPT. 1, 1993
$.3125     NOV. 15, 1993      DEC.  1, 1993

                   1992
- -------------------------------------------
  AMOUNT       RECORD            PAYMENT
PER SHARE       DATE              DATE
- ---------  -------------      -------------

$.3125     FEB. 18, 1992      MARCH 2, 1992
$.3125     MAY  15, 1992      JUNE  1, 1992
$.3125     AUG. 17, 1992      SEPT. 1, 1992
$.3125     NOV. 16, 1992      DEC.  1, 1992
