Form 10-K405, Exhibit 13
FREEPORT MCMORAN INC
filed 1995-03-24
CIK 351116

Exhibit 13.1

                                         FREEPORT-McMoRan INC.
                                        SELECTED FINANCIAL DATA

                               1994      1993       1992      1991      1990
                             --------  --------   --------  --------  --------
                                  (In Millions, Except Per Share Amounts)
Revenues                     $1,982.4  $1,610.6   $1,654.9  $1,579.2  $1,580.6
Operating income (loss)         370.8     (88.5)     251.9     223.9     731.5
Net income (loss) from:
  Operations                   $(18.8)  $ (68.0)    $ 34.4     $90.8    $ 13.4
  Nonrecurring gains/(losses),
    net a                        69.3     (37.5)     134.7       5.0     257.3
  Changes in accounting principle
    and early extinguishment of
    debt                         (9.1)    (20.7)       -       (55.7)      -
                               ------   -------     ------     -----    ------
  Net income (loss) applicable to
    common stock               $ 41.4   $(126.2)    $169.1     $40.1    $270.7
                               ======   =======     ======     =====    ======
Net income (loss) per primary share from:
  Operations                    $(.13)    $(.48)     $ .24      $.65     $ .12
  Nonrecurring gains/(losses),
    net a                         .50      (.26)       .93       .04      2.23
  Changes in accounting principle
    and early extinguishment of
    debt                         (.07)     (.15)       -        (.40)      -
                                -----     -----      -----      ----     -----
  Net income (loss) applicable to
    common stock                $ .30     $(.89)     $1.17      $.29     $2.35
                                =====     =====      =====      ====     =====
Average common shares
  outstanding                   139.2     141.6      144.5     139.6     115.2

Earnings by sources:b
  Metals
    Indonesian copper/gold     $280.2    $161.7c    $276.4    $177.7    $204.5
    Spanish copper smelter/gold   (.1)     (6.4)      -         -         -
    North American gold           -         -         -         -        316.0d
  Agricultural minerals         123.8    (105.0)e     16.6      72.5     236.1f
  Energy
    Oil and natural gas g        (9.1)    (41.5)     (24.5)    (23.9)    (41.4)
    Uranium                       -          -         -        17.1      13.5
    Geothermal                    -          -         -        -         13.2
  Other                         (24.0)    (97.3)h    (16.6)    (19.5)    (10.4)
                               ------    ------     ------    ------    ------
  Operating income             $370.8    $(88.5)    $251.9    $223.9    $731.5
                               ======    ======     ======    ======    ======

Dividends per common share:
  Cash                        $ .3125     $1.25     $1.250     $1.25     $1.25
  Property i                   1.2946       -         .175       -         -
                              -------     -----     ------     -----     -----
                              $1.6071     $1.25     $1.425     $1.25     $1.25
                              =======     =====     ======     =====     =====
At December 31:
  Property, plant and equipment,
    net                      $3,366.2  $2,773.7   $2,276.9  $2,253.8  $2,204.5
  Long-term debt, including
    current portion and short-
    term borrowings           1,671.3   1,331.7    1,510.7   1,942.0   1,591.0
  Minority interests          1,507.5   1,199.3      782.9     293.6     309.3
  Stockholders' equity         (230.5)       .6      346.0     388.3     337.4
  Total assets                4,373.6   3,714.1    3,546.7   3,565.4   3,101.3

a. In 1994, includes gains on the conversion/distribution of FCX securities ($74.6 million or $0.54 per share) and an insurance settlement ($11.9 million or $0.09 per share), net of a minority interest charge ($17.2 million or $0.12 per share) because FTX did not receive its proportionate share of distributions from FRP; in 1993, includes the loss on the restructuring activities and the loss on valuation and sale of assets ($66.2 million or $0.46 per share), net of a gain on the conversion of FCX securities ($28.7 million or $0.20 per share); in 1992, from the sale and conversion of FCX securities; in 1991, from an insurance settlement gain ($7.3 million or $0.05 per share), net of a loss on the valuation of assets ($2.3 million or $0.02 per share); and in 1990, from the sale of assets.
b.  Restated to conform to 1994 presentation.
c. Includes charges totaling $37.1 million for restructuring and other related charges.
d.  Includes $311.2  million  gain  from  the sale  of  Freeport-McMoRan  Gold
    Company.
e. Includes net charges totaling $73.5 million for restructuring, asset recoverability and other related charges.
f.  Includes $183.6 million gain from the sale of assets.
g.  Includes  charges   totaling  $84.4   million  for  restructuring,   asset
    recoverability and other related charges in 1993. Also includes $69.1 million gain in 1993, $4.3 million gain in 1991 and $14.6 million gain in 1990 from the sale of oil and gas properties.
h. Includes charges totaling $70.5 million for asset recoverability and other related charges.
i. Reflects the fair market value of the FCX and MOXY shares distributed in 1994 and the FM Properties Inc. shares distributed in 1992.



                             FREEPORT-McMoRan INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

For FTX 1994 proved to be a year of achievement; building on the accomplishments of 1993 while focusing on expansion and growth opportunities for the future. FTX conducts its metals operations through its 68.3 percent-owned affiliate FCX and conducts its agricultural minerals operations through its 51.4 percent-owned affiliate FRP. Highlights for FTX and its operating units include the following:

  - Dramatic improvements in world copper and phosphate fertilizer markets resulted in significantly higher earnings from its Metals and Agricultural Minerals segments. Product realizations continued to strengthen into 1995.
  - PT-FI continued toward mine and mill capacity of 115,000 MTPD; completion is expected during the second half of 1995. PT-FI will have doubled its mill throughput rate in less than three years.
  - RTM's, smelter expansion to 270,000 metric tons of metal per year is under way. FCX also agreed in principle to form a joint venture to construct a copper smelter with annual production of 200,000 metric tons of metal. Subsequent to completion of these projects, approximately 70 percent of PT-FI's expanded annual concentrate production will be sold to affiliates at market prices.
  - FRP concentrated on maximizing operational and organizational efficiencies as a result of the formation of IMC-Agrico. The January 1995 purchase of the Pennzoil sulphur assets and the pending acquisition of Fertiberia provide additional growth opportunities.
  - FTX's plan to separate its two principal businesses, copper/gold and agricultural minerals, into two independent financial and operating entities progressed (see Note 2 to the financial statements). As a result of this plan, FTX would no longer own any interest in FCX. The spinoff of FCX is expected to provide greater access to credit markets and reduce financing costs for FCX and FRP. The proposed distribution, expected to occur by mid-1995, will include a restructuring of the liabilities of FTX which requires the use of a portion of the FCX shares currently owned by FTX.

RESULTS OF OPERATIONS
                                             1994           1993       1992
                                           --------       --------   --------
                                                      (In Millions,
                                                 Except Per Share Amounts)
Revenues                                   $1,982.4       $1,610.6   $1,654.9
Operating income (loss)                       370.8a         (88.5)b    251.9
Net income (loss) to common stock              41.4a,c      (126.2)d    169.1c
Net income (loss) per primary share             .30a,c        (.89)d     1.17c
Operating income (loss) by segment:
  Metals                                     $280.1         $155.3     $276.4
  Agricultural minerals                       123.8         (105.0)      16.6
  Energy                                       (9.1)         (41.5)     (24.5)
  Other                                       (24.0)         (97.3)     (16.6)
                                             ------         ------     ------
                                             $370.8         $(88.5)    $251.9
                                             ======         ======     ======
a. Includes a $32.6 million gain ($11.9 million to net income or $0.09 per share) from an insurance settlement on the June 1993 ore pass cave-in.
b. Includes a net charge of $196.4 million for restructuring the administrative organization, asset sales/recoverability and other related charges (Note 4).
c. Includes a $74.6 million gain ($0.54 per share) in 1994 and a $134.7 million gain ($0.93 per share) in 1992 on the sale/conversion/distribution of FCX securities (Notes 2, 5, and 7). 1994 also includes a $17.2 million minority interest charge ($0.12 per share) because FTX did not receive its proportionate share of distributions from FRP (Note 2) and a $9.1 million charge ($0.07 per share) from the early extinguishment of debt (Note 5).
d. Includes a $37.5 million charge ($0.26 per share) for the items discussed in Note b, net of a gain on the conversion of FCX securities. Also includes a $20.7 million charge ($0.15 per share) for the cumulative effect of changes in accounting principle (Note 1).


1994 COMPARED WITH 1993
FTX's results benefited from higher sales volumes and product realizations for nearly all of its commodities (Note 13). Depreciation and amortization for 1994 was lower as a result of adjustments caused by FRP's disproportionate interest in cash distributions from the IMC-Agrico joint venture (Note 2) and from lower oil sales volumes. Exploration expenditures for 1994 declined reflecting the formation of MOXY in May 1994 (Note 8), partially offset by increases at FCX. General and administrative expenses in 1994 benefited from the formation of IMC-Agrico and other restructuring activities undertaken in 1993. General and administrative expenses were higher for the metals segment because of the additional personnel and administrative effort required to manage its expanding operations.

    Interest expense increased in 1994 as a result of higher average interest rates and the Main Pass sulphur project becoming operational for accounting purposes in July 1993 (previously, related interest costs were capitalized). See Note 6 to the financial statements for information on the provision for income taxes. Minority interests' share of net income reflected a $22.9 million increase in FCX preferred stock dividends and a $26.5 million charge because FTX did not receive its proportionate share of distributions from FRP.

Metals Operations. FCX and its operating units contributed 1994 operating income of $280.1 million on revenues of $1,212.3 million compared with operating income of $155.3 million on revenues of $925.9 million for 1993. Significant items affecting operating income follow (in millions):


Metals operating income - 1993                              $155.3
                                                            ------
Increases (decreases):
  Price realizations:
    Copper                                                    82.7
    Gold                                                      15.4
  Sales volumes:
    Copper                                                    49.9
    Gold                                                      11.5
  Treatment charges                                          (14.4)
  Adjustments to prior year concentrate sales                 10.3
  RTM revenues, net of eliminations                          140.0
  Other                                                       (9.0)
                                                            ------
    Revenue variance                                         286.4a
  Cost of sales                                             (180.7)
  1993 provision for restructuring charges                    20.8
  1994 gain on insurance settlement                           32.6
  Exploration expenses                                        (6.6)
  General and administrative                                 (27.7)
                                                            ------
                                                             124.8
                                                            ------
Metals operating income - 1994                              $280.1
                                                            ======


a. Includes net reductions totaling $103 million in 1994 and net additions totaling $36.8 million in 1993 related to PT-FI's price protection program. Also includes reductions totaling $4.3 million in 1994 and $5.9 million in 1993 related to RTM's hedging program.

    Revenues increased significantly primarily because of a 13 percent improvement in PT-FI's copper realizations, including the impact of the price protection program, and a 5 percent increase in gold realizations. Additionally, copper sales volumes rose 9 percent resulting from expanded mill throughput, partially offset by lower grades and recoveries.

    Treatment charges increased because of higher copper sales volumes and prices, as certain charges vary with the price of copper. Treatment charges, which are negotiated annually with customers, will decline significantly on a per-pound basis in 1995 as a result of the overall tightness currently being experienced in the copper concentrates market, although higher copper prices expected in 1995 would somewhat offset reduced charges because of price participation.

    Adjustments to prior year concentrate sales are caused by changes in prices on prior year open sales. Rising copper prices in early 1994 caused positive adjustments as opposed to negative adjustments for 1993 when copper prices declined early in the year. As discussed in Note 1 to the financial statements, PT-FI recorded $1.01 per pound during the third quarter and fourth quarter of 1994 on 192 million pounds of open copper sales at year end. This price will not be adjusted in 1995 because of PT-FI's price protection program.

    PT-FI's 1994 mill throughput rate rose 16 percent. PT-FI's 1994 site production and delivery costs totaled $401.5 million compared with $317.1 million for 1993, excluding charges related to restructuring activities discussed below. Unit site production and delivery costs increased 8 cents per pound because of lower copper grades and recoveries, higher jobsite administrative expenses, expansion related activities and costs associated with initial privatization efforts. Unit royalty costs were higher in 1994 because of higher copper prices. Recovery rates for copper and gold vary depending on the quality of the ore mined. PT-FI anticipates mining a lower copper grade ore in 1995 which is expected to have a negative impact on its unit costs and operating results prior to completion of the expansion. Operating results are expected to improve during the second half of 1995 as the expansion is completed and higher gold grades are projected. For at least a year following attainment of 115,000 MTPD, PT-FI intends to fine-tune its operations to achieve cost efficiencies and maximum cash flows from its expanded operations. During this optimization period, PT-FI will continue to review the feasibility of further expansions as well as the results of exploration activities to ascertain where best to make future investments.

    As a result of significant 1993 reserve additions, PT-FI's 1994 depreciation rate decreased to 7.5 cents per pound compared with 8.3 cents for 1993. The initial depreciation rate for 1995 is expected to increase to 8.1 cents per pound as capital expenditures were added in 1994 to support current operating levels. Once operating levels reach 115,000 MTPD, the depreciation rate will be reevaluated to take into account the 115,000 MTPD expansion capital additions, changes in ore reserve estimates and assessments of future expansion.

    In June 1993, two of PT-FI's four mill level ore passes caved resulting in a blockage of a portion of the ore pass delivery system. The blockage's primary effect was to limit mill throughput to approximately 40,700 MTPD for eight weeks. The impact of the blockage was minimized by using an ore stockpile adjacent to the mill and installing conveyors to alternative ore pass systems. In December 1994, PT-FI settled the resulting property and business interruption insurance claims and recognized a $32.6 million gain.

    PT-FI's copper concentrates, which contain significant amounts of recoverable gold and silver, are sold primarily under long-term sales agreements. PT-FI's current markets include Japan, Asia, Europe and North America. PT-FI has commitments from various parties to purchase virtually all of its estimated 1995 production at market prices. Sales for 1995, currently estimated to be approximately 850 million pounds of copper and 1.1 million ounces of gold will depend on the timing of completion of the 115,000 MTPD expansion. Upon completion of RTM's smelter expansion and the proposed Gresik smelter (Note 10), FTX anticipates that approximately 70 percent of PT-FI's expanded annual concentrate production will be sold to affiliates at market prices.

    During 1994, PT-FI implemented a price protection program at a cost of $31.7 million to cover anticipated copper sales for 1995 and a portion of 1996. In late 1994 and early 1995, when spot copper prices rose significantly, PT-FI closed a portion of its 1995 contracts realizing $46.9 million which will be recognized in first-half 1995 revenues. As a result of these transactions, PT-FI will realize $1.21 per pound on 142.2 million pounds of copper in the first half of 1995. An additional 155.2 million pounds of first-half 1995 PT-FI copper sales will be priced at a minimum average price of $0.88 per pound, with full participation in prices above an average of $0.98 per pound. For the second half of 1995, PT-FI's program established a minimum average price of $0.83 per pound on sales of 396.8 million pounds of copper with full participation in prices above that amount. PT-FI will also realize an average price of $1.13 per pound on 119 million pounds of copper during the second half of 1995. For 1996, PT-FI's program currently has established a minimum average price of $0.90 per pound on 596.9 million pounds of copper, with full participation in prices above that amount. As of December 31, 1994, the unrecognized cost to unwind PT-FI's hedging positions was approximately $40 million, net of deferred gains on closed contracts. As conditions warrant, PT-FI may modify or extend its existing program. This program reflects a philosophy of providing for an assurance of realizing the benefits of higher copper prices for a significant portion of FCX's production while it is expanding its operations. Subsequently, management's intention is to provide a floor price for its production, if attainable at an acceptable cost, to protect operating cash flow from the impact of potentially significant declines in copper prices, while providing for full participation in potentially higher prices.

    RTM generated earnings of $0.6 million in 1994 compared with a $15.7 million loss for the 1993 period. Smelter cash margins improved in 1994 because of higher operating rates, cost reduction efforts and greater price participation resulting from higher copper prices. Cathode refinery operations also continued to maintain high operating rates. Higher 1994 mill throughput and recoveries at RTM's gold mining operations resulted in an increase in gold sales; however, the impact was more than offset by significantly lower silver grades. Fluctuations in RTM's ore grades are expected to continue as the mine nears the end of its economic life.

    RTM's 1995 results are expected to be negatively affected by the significant industrywide decline in treatment charge rates. Additionally, RTM's smelter will be shutdown in 1995 for major maintenance turnarounds and expansion tie-ins. RTM's results continue to be subject to variations based on the relative value of the U.S. dollar and the Spanish peseta. Based on current operating levels, a one peseta change in the exchange rate has an approximate $1 million impact on RTM's annual earnings and cash flow.

    To assure price participations on a portion of its estimated 1995 concentrate purchases, RTM wrote call option contracts in December 1994 on
19.8 million pounds of copper for 1995 at an average price of $1.18 per pound, collecting $4.6 million in premiums. These premiums were deferred and will be recognized in cost of sales during 1995. RTM also has a hedging program for its mining operations. At December 31, 1994, RTM had sold forward 56,280 ounces of gold at $394.75 per ounce and 1,106,520 ounces of silver at $4.82 per ounce for 1995. As of December 31, 1994, the unrecognized cost to unwind RTM's hedging position was $0.5 million.

    FCX continues its exploration activities within the original 24,700 acre Block A area, the adjacent approximate 4.8 million acre Block B area and the approximate 2.5 million acre Eastern Mining area. Delineation drilling continues at the Big Gossan prospect within Block A with development expected to begin in early 1995. Exploration activities continue in other locations including the Wanagon and Lembah Tembaga prospects, both within Block A, and the Wabu gold prospect in Block B. Exploratory drilling with three rigs is also continuing at Etna Bay located within the Eastern Mining acreage. PT-FI has relinquished its rights to approximately 1.7 million acres at Block B and will relinquish an additional approximate 3.2 million acres over the next four years. Similarly, 75 percent of the Eastern Mining area must be relinquished over the next two to seven years. FCX's exploration costs, currently budgeted at approximately $50 million for 1995, totaled $40.4 million in 1994, $33.7 million in 1993 and $12.2 million in 1992.

    FCX's general and administrative expenses were $109 million in 1994, $81.4 million in 1993 and $68.5 million in 1992. The increases resulted from the inclusion of RTM activities for a full year in 1994 and additional personnel and administrative efforts to manage the expanding operations. Included in the 1993 amount were charges of $6.3 million primarily consisting of a $2 million write-off of deferred charges incurred in 1992 for a planned securities offering that was withdrawn and $4 million to downsize FCX's management information systems (MIS) structure.

Agricultural Minerals Operations. FTX's agricultural minerals segment, which includes FRP's fertilizer and phosphate rock operations (conducted through IMC-Agrico) and its sulphur business, reported 1994 operating income of $123.8 million on revenues of $730.4 million compared with an operating loss of $105 million on revenues of $619.3 million in 1993. Significant items affecting operating income follow (in millions):

Agricultural minerals operating loss - 1993                  $ (105.0)
                                                             --------
Increases (decreases):
  Sales volumes                                                  15.8
  Realizations                                                  102.7
  Other                                                          (7.4)
                                                             --------
    Revenue variance                                            111.1
  Cost of sales                                                  46.8a,b
  1993 provision for restructuring charges                       33.9
  1993 loss on valuation and sale of assets, net                 14.8
  General and administrative and exploration                     22.2a
                                                             --------
                                                                228.8
                                                             --------
Agricultural minerals operating income - 1994                $  123.8
                                                             ========
a. 1993 included $17.5 million in cost of sales and $7.3 million in general and administrative expenses resulting from the restructuring project.
b. 1994 included a $15.8 million reduction and 1993 included a $10.8 million increase to depreciation and amortization caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

    FRP's 1994 sales volumes for DAP, its principal fertilizer product, were slightly below 1993 levels. Sales activity benefited from continued strong export demand and improved domestic activity. This demand caused producer inventories to remain at prior-year levels despite a rise in industrywide production. As a result, phosphate fertilizer prices rose sharply from the near 20-year lows experienced during 1993, with FRP's average DAP realization increasing 32 percent. Unit production costs benefited from efficiencies at IMC-Agrico, somewhat offset by higher raw material prices for ammonia.

    Strong export demand for phosphate fertilizer products has continued into early 1995, resulting in improving phosphate fertilizer prices. IMC-Agrico resumed production at its only idle fertilizer facility in January 1995.

    FRP's phosphate rock sales volumes rose 14 percent during 1994, reflecting increased demand and the addition of a long-term supply contract in October 1994.

    Main Pass sulphur production averaged nearly 6,200 TPD, exceeding full design operating rates of 5,500 TPD, which lowered unit production costs from 1993. Production is expected to be maintained near the 6,000 TPD level for the immediate future. With increased Main Pass production, FRP ceased operating the marginally profitable Caminada mine in January 1994. Average sulphur realizations for 1994 were lower, reflecting the decline in prices which occurred throughout 1993. However, improved phosphate fertilizer operating rates, coupled with reduced imports, resulted in sulphur price increases in Tampa, Florida since mid-1994. As a result, Tampa sulphur prices are currently above year-ago levels. To the extent U.S. phosphate fertilizer production remains strong, improved sulphur demand is expected to continue, although the availability of Canadian sulphur impacts the potential for significant price increases.

Oil and Gas Operations. Prior to the May 1994 MOXY distribution, FTX's oil and gas operations (excluding the Main Pass oil operation) involved exploring for new reserves. These activities generated a 1994 loss of $11.9 million, including exploration expense of $5.2 million. Earnings for 1993 totaled $20 million as FTX recognized a $69.1 million gain from the $95.3 million cash sale of the undeveloped reserves discovered at East Cameron Blocks 331/332 offshore Louisiana, partially offset by exploration expense of $22.3 million and $24.4 million of charges resulting from the restructuring project. Subsequent to the MOXY distribution, FTX's only significant oil and gas operations occured at Main Pass.

    Main Pass oil operations achieved the following:

                                             1994         1993
                                          ---------    ---------
 Sales (barrels)                          2,533,700    3,443,000
 Average realized price                      $13.74       $14.43
 Operating income (in millions)                $2.8       $(61.5)

    Main Pass oil production was limited during 1994 because of a redevelopment program which involved drilling two additional wells and recompleting three existing wells. FRP's 1995 net production is estimated to approximate 1994 levels, as the benefits of the redevelopment program are expected to partially offset declining reservoir production. Oil realizations recovered somewhat from the signifiant decline which occurred in late 1993, with prices rising to near $15 per barrel in January 1995. The 1993 price decline resulted in a $60 million charge to FRP's earnings for the excess net book value of its Main Pass oil assets over the estimated future net cash flow to be received.

Restructuring Activities. During 1993, FTX undertook a restructuring of its administrative organization. This restructuring represented a major step by FTX to lower the costs of operating and administering its businesses in response to weak market prices of commodities produced by its operating units. As part of this restructuring, FTX significantly reduced the number of employees engaged in administrative functions, changed its MIS environment to achieve efficiencies, reduced its needs for office space, outsourced a number of administrative functions and took other actions to lower costs. The restructuring process resulted in FTX incurring certain one-time costs (Note
4).

CAPITAL RESOURCES AND LIQUIDITY
Net cash provided by operating activities during 1994 increased to $506.8 million, compared with $117.3 million for 1993, primarily reflecting higher income from operations. Cash used in investing activities totaled $694.2 million during 1994, compared with $429 million in 1993, reflecting an increase in capital expenditures for continuing expansion at PT-FI and RTM. Cash flow provided by financing activities totaled $189.2 million compared with a use of $29.5 million during 1993. The 1994 period included $515.4 million of proceeds from public securities offerings compared with $561.1 million in 1993. During 1994, FTX acquired 3.8 million of its common shares for an aggregate $67.7 million and 2.2 million FCX Class A common shares for an aggregate $47.6 million under its established program to acquire shares when warranted by market conditions. During 1993, 1.3 million FTX shares and
0.8 million FCX shares were purchased for an aggregate $38.7 million. FTX had additions to debt of $7.1 million in 1994, net of the purchase of its 10 7/8% Debentures, compared with net repayments of $179.5 million during 1993. The reduction in cash dividends paid during 1994 resulted from FTX's June 1994 change in dividend policy to begin distributing FCX common stock in lieu of paying cash dividends (Note 7).

    Net cash provided by operating activities declined in 1993 to $117.3 million from $339.6 million for 1992, primarily reflecting lower income from operations. Net cash used in investing activities was $429 million compared with $885.5 million for 1992. Increased metals capital expenditures were incurred in 1993 associated with PT-FI's expansion and lower capital expenditures were incurred at Main Pass and in FRP's agricultural minerals operations, where development projects were completed in 1992. Asset sales generated proceeds of $145.2 million during 1993; 1992 included the purchase of an indirect interest in PT-FI for $211.9 million. Net cash used in financing activities was $29.5 million in 1993; 1992 financing activities provided net cash of $837.3 million. The 1993 period included $561.1 million of proceeds from the FCX preferred stock offerings, and 1992 included $1.3 billion of proceeds form equity security offerings. Increased distributions to minority interest holders of FCX and FRP securities were made during 1993 as a result of the equity sales during 1993. As indicated above, an aggregate $38.7 million was spent in 1993 to purchae FTX and FCX shares; in 1992, 5.7 million FTX shares and 0.8 million FCX shares were purchased for an aggregate $123.8 million. Net long-term debt repayments were $179.5 million in 1993 compared with net borrowings of $53.7 million in 1992.

    During 1995, PT-FI's estimated capital expenditures are expected to approximate $450 million. These expenditures will be funded by operating cash flow, sales of infrastructure assets, the bank credit facility (Note 5) and other financing sources. Upon completion of the 115,000 MTPD expansion during the second half of 1995, PT-FI's operating cash flow will increase significantly. For at least one year after completion fo the 115,000 MTPD expansion, FCX plans to undertake efforts to reduce costs and maximize cash flows. During this period, FCX will assess the feasibility of further mine/mill expansions, taking into account the results of its exploration activities, to determine where best to make future investments in capital projects. In connection with FTX's proposed restructuring plan (Note 2), the existing FTX credit agreement in which PT-FI participates is expected to be modified to become a separate facility for PT-FI and a new facility will be arranged for FCX and PT-FI which is expected to provide greater access to credit markets and reduce financing costs. PT-FI's long-lived, low-cost reserve base provides it potential access to a broad range of sources of capital, including additional public and private issuances of securities.

    In June 1994, RTM signed a turnkey contract to expand its smelter capacity to 270,000 metric tons of metal per year by early 1996 at a cost of approximately $215 million. In December 1994, RTM obtained $290 million of project financing, nonrecourse to FCX, which also provided funds for refinancing a portion of RTM's gold, silver and working capital loans (Note
5). RTM's future operating cash flow will be determined by the supply and demand for copper smelter capacity, smelter and refining production rates, the exchange rate between the U.S. dollar and the Spanish peseta and prices and sales volumes of gold.

    In January 1995, FCX agreed in principle to form a joint venture, 20 percent owned by FCX, to develop a 200,000 metric tons of metal per year copper smelter in Gresik, Indonesia (Note 10). Alternatives for financing the estimated $550 million aggregate project cost, which excludes approximately $100 million of working capital, are being reviewed.

    In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division. Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through a $10 million put option. Neither option may be exercised prior to 1999.

    FRP has agreed in principle to acquire Fertiberia, S.L., the restructured nitrogen and phosphate fertilizer business of Ercros, S.A., a Spanish conglomerate. Since September 1993, FRP has managed this company with the goal of establishing Fertiberia as a financially viable concern. FRP intends to continue to work with the Spanish authorities on improving the operations of Fertiberia and eventually to acquire essentially all of the company's capital stock in return for agreeing to make a capital contribution of $11.5 million upon closing and a further contingent payment of $10 million in January 1998. As part of the agreement, $38.5 million of nonrecourse financing has been arranged at Fertiberia with payment terms dependent upon its financial performance. The acquisition of Fertiberia, one of the largest fertilizer manufacturers in Europe, is conditioned upon satisfaction of a number of issues.

    Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 (the Preference Period) before any distributions may be made to FTX. On January 20, 1995, FRP declared a distribution of 60 cents per publicly held unit ($30.2 million) and 26 cents per FTX-owned unit ($13.9 million), payable February 15, 1995, bringing the total unpaid distribution to FTX to $353.1 million. Unpaid distributions to FTX will be recoverable from one-half of the excess of future quarterly FRP distributions over 60 cents per unit for all units. The January 1995 distributable cash included $52.2 million from IMC-Agrico. FRP's future distributions will be dependent on the distributions received from IMC-Agrico and Fertiberia and future cash flow from FRP's sulphur and oil operations.

    FTX is primarily a holding company and its sources of cash flow are dividends and distributions from its ownership in FCX and FRP. Through mid-1994, FTX borrowed funds when the cash received from FCX, FRP and asset sales was insufficient to pay dividends and cover FTX's other cash requirements for interest, general and administrative expenses and oil and gas operations. Since the second quarter of 1994, in lieu of paying a $0.3125 quarterly cash dividend to its common stockholders, FTX distributed quarterly one FCX Class A common share for each 80 FTX common shares owned.

    Subsequent to the spin-off of FCX (Note 2), FTX's business activity will essentially consist of its 51.4 percent ownership in FRP and its source of cash flow will be distributions from FRP, which are subject to the FRP public unitholders' preferential distribution right discussed above. FTX will have certain obligations relating to its past business activities including income tax settlements, oil and gas payments and employee benefit liabilities. It may also have obligations relating to its guarantee of the debt of FM Properties Inc. (FMPO) discussed in Note 8 to the financial statements. FTX anticipates that its cash distributions from FRP and amounts available to it under the new FTX/FRP credit facility (Note 5) will be sufficient to meet these obligations. FTX's Board of Directors will determine its new dividend policy based on the availability of cash to FTX.

1993 COMPARED WITH 1992
Results for 1993 were adversely affected by significantly reduced earnings from FTX's metals and agricultural minerals business segments, generally caused by lower product realizations and charges resulting from the restructuring project. The reduction in general and administrative expenses reflected the initial benefits from the restructuring activities. Interest expense increased, as no interest was capitalized on the Main Pass sulphur operations subsequent to its becoming operational for accounting purposes in July 1993. See Note 6 to the financial statements for information on the provision for income taxes. Minority interests' share of net income increased as a result of dividends following the issuance of additional FCX preferred stock during 1993 (Note 2).

Metals Operations. FCX contributed 1993 operating income of $155.3 million on revenues of $925.9 million compared with operating income of $276.4 million on revenues of $714.3 million for 1992. Revenues in 1993 increased as a result of the RTM acquisition. PT-FI revenues were down 4 percent primarily because of lower copper realizations. Operating income was affected adversely by increased unit site production and delivery, general and administrative and exploration costs, and by RTM's losses. Significant items affecting operating income follow (in millions):

Metals operating income - 1992                            $276.4
                                                          ------
Increases (decreases):
    Price realizations:
      Copper                                               (84.7)
      Gold                                                  14.7
    Sales volumes:
      Copper                                                (5.5)
      Gold                                                  30.2
  Treatment charges                                         23.6
  Adjustments to prior year concentrate sales              (13.0)
  RTM revenues, net of eliminations                        240.7
  Other                                                      5.6
                                                          ------
    Revenue variance                                       211.6 a
  Cost of sales                                           (277.4)b
  1993 provision for restructuring charges                 (20.8)
  Exploration expenses                                     (21.6)
  General and administrative                               (12.9)b
                                                          ------
                                                          (121.1)
                                                          ------
Metals operating income - 1993                            $155.3
                                                          ======

a. Includes net additions totaling $36.8 million in 1993 and net reductions totaling $8.9 million in 1992 related to PT-FI's price protection program. Also includes reductions totaling $5.9 million in 1993 related to RTM's hedging program.
b. 1993 included $10 million in cost of sales and $6.3 million in general and administrative expenses resulting from the restructuring project.

    Copper price realizations, taking into account PT-FI's price protection program, were 12 percent lower than in 1992. Gold realizations were up 6 percent. Although mill throughput averaged 62,300 MTPD in 1993, 8 percent higher than in 1992, copper sales volumes decreased slightly because of a reduction in inventory during 1992. Gold sales volumes in 1993 benefited from higher gold grades and an increase in gold recovery rates. Treatment charges declined 3.4 cents per pound from 1992, resulting from a tightening in the concentrate market and lower copper prices. Open copper sales at the beginning of 1993 were recorded at an average price of $1.04 per pound, but subsequently were adjusted downward as copper prices fell during the first few months of the year.

    PT-FI's unit site production and delivery costs, excluding charges related to the restructuring project, rose slightly from 1992 because of costs incurred in connection with the ore pass blockage and higher production overhead costs related to expansion activities. Unit cash production costs declined 9.6 cents per pound in 1993, benefiting from higher gold and silver credits, lower treatment charges and reduced royalties. PT-FI's depreciation rate increased from 7.4 cents per pound during 1992 to 8.3 cents in 1993, reflecting the increased cost relating to the 66,000 MTPD expansion.

Agricultural Minerals Operations. FTX's agricultural minerals segment reported a 1993 operating loss of $105 million on revenues of $619.3 million compared with operating income of $16.6 million on revenues of $799 million in 1992. Significant items affecting operating income follow (in millions):

Agricultural minerals operating income - 1992                $  16.6
                                                             -------
Increases (decreases):
  Sales volumes                                                (67.4)
  Realizations                                                (103.2)
  Other                                                         (9.1)
                                                             -------
    Revenue variance                                          (179.7)
  Cost of sales                                                 89.5a
  1993 provision for restructuring charges                     (33.9)
  1993 loss on valuation and sale of assets, net               (14.8)
  General and administrative and exploration                    17.3a
                                                             -------
                                                              (121.6)
                                                             -------
Agricultural minerals operating loss - 1993                  $(105.0)
                                                             =======

a. 1993 included $17.5 million in cost of sales and $7.3 million in general and administrative expenses resulting from the restructuring project.

    Weak industrywide demand and changes attributable to FRP's participation in IMC-Agrico resulted in 1993 DAP sales volumes declining 17 percent. Unit production costs, excluding charges related to the restructuring project, declined from 1992 reflecting initial production efficiencies from IMC-Agrico, reduced raw material costs for sulphur and lower phosphate rock mining expenses, partially offset by increased natural gas costs and lower production volumes. FRP's realization for DAP was lower, reflecting the near 20-year low prices realized during 1993 as well as an increase in the lower-priced Florida sales by IMC-Agrico. FRP's proportionate share of the larger IMC-Agrico phosphate rock operation caused 1993 sales volumes to increase 12 percent.

    Combined sulphur production from the Caminada and Main Pass mines increased compared with 1992. However, sales volumes declined 16 percent, primarily because of reduced purchases by IMC-Agrico resulting from its curtailed fertilizer production. Due to a significant decline in the market price of sulphur during 1993, FRP recorded a 1993 charge to earnings for the excess of capitalized cost over expected realization of its non-Main Pass sulphur assets, primarily the Caminada sulphur mine. Main Pass sulphur became operational for accounting purposes beginning July 1993.

Oil and Gas Operations. FTX's non-Main Pass oil operations generated 1993 earnings of $20 million, including exploration expense of $22.3 million, $24.4 million of charges resulting from the restructuring project and a $69.1 million gain from the sale of the East Cameron Block 331/332 oil and gas property. A loss of $29.1 million, including exploration expense of $18.3 million, was generated in 1992. During 1992, FTX transferred substantially all of its non-Main Pass oil and gas properties to FMPO, whose shares were distributed to FTX common shareholders (Note 8).

    Main Pass oil operations achieved the following:

                                           1993       1992
                                        ---------  ---------
Sales (barrels)                         3,443,000  4,884,000
Average realized price                     $14.43     $15.91
Operating income (in millions)             $(61.5)      $4.6

    Main Pass oil production during early 1993 was hampered by water encroachment. As discussed earlier, the 1993 operating loss includes a $60 million recoverability charge because of lower oil prices.

ENVIRONMENTAL
FTX has a history of commitment to environmental responsibility. Since the 1940s, long before public attention focused on the importance of maintaining environmental quality, FTX has conducted preoperational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits its operations to full compliance with local, state and federal laws and regulations, and prescribes the use of periodic environmental audits of all domestic facilities to evaluate compliance status and communicate that information to management. FTX has access to environmental specialists who have developed and implemented corporatewide environmental programs. FTX's operating units continue to study and implement methods to reduce discharges and emissions.

    Federal legislation (sometimes referred to as "Superfund") requires payments for cleanup of certain abandoned waste disposal sites, even though such waste disposal activities were performed in compliance with regulations applicable at the time of disposal. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at unabandoned sites. States also have regulatory programs that can mandate waste cleanup. Liability under these laws involves inherent uncertainties.

    FTX has received notices from governmental agencies that it is one of many potentially responsible parties at certain sites under relevant federal and state environmental laws. Further, FTX is aware of additional sites for which it may receive such notices in the future. Some of these sites involve significant cleanup costs; however, at each of these sites other large and viable companies with equal or larger proportionate shares are among the potentially responsible parties. The ultimate settlement for such sites usually occurs several years subsequent to the receipt of notices identifying potentially responsible parties because of the many complex technical and financial issues associated with site cleanup. FTX believes that the aggregation of any costs associated with these potential liabilities will not exceed amounts accrued and expects that any costs would be incurred over a period of years.

    FTX maintains insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities which arise from unexpected and unforeseen events and has an indemnification agreement covering certain acquired sites (Note 10).

    In June 1994, a sinkhole was found at a phosphogypsum storage area at IMC-Agrico's New Wales, Florida facility. In addition, there was an earthen dam breach at two of its phosphate rock facilities in late 1994 (Note 10). While there is no evidence indicating underground water contamination in areas away from the facilities, this issue continues to be monitored. If there were contamination, which IMC-Agrico considers unlikely, the costs that would be required are uncertain and cannot be estimated at the present. If significant costs were incurred it would be necessary to determine the applicability of insurance coverage maintained by IMC-Agrico, and separately by FRP, and for the sharing of costs between the joint venture partners.

    FTX has made, and will continue to make, expenditures at its operations for protection of the environment. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to FTX's operations may require substantial capital expenditures and may affect its operations in other ways that cannot now be accurately predicted.
                       --------------------------------
The results of operations reported and summarized above are not necessarily indicative of future operating results.



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

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly. The system is tested and evaluated on a regular basis by the Company's internal auditors, Price Waterhouse LLP. In accordance with generally accepted auditing standards, the Company's independent public accountants, Arthur Andersen LLP, have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

     The Board of Directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. Arthur Andersen LLP and Price Waterhouse LLP meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.

James R. Moffett                                  Richard C. Adkerson
Chairman of the Board and                         Senior Vice President and
Chief Executive Officer                           Chief Financial Officer




                             FREEPORT-MCMORAN INC.
                                BALANCE SHEETS

                                                           December 31,
                                                      -----------------------
                                                        1994          1993
                                                      ----------   ----------
ASSETS                                                    (In Thousands)
Current assets:
Cash and short-term investments                       $   41,548   $   39,785
Accounts receivable:
  Customers                                              200,416      174,716
  Other                                                  111,848       94,046
Inventories:
  Products                                               200,624      158,639
  Materials and supplies                                 223,074      186,694
Prepaid expenses and other                                18,331       25,675
                                                      ----------   ----------
  Total current assets                                   795,841      679,555
                                                      ----------   ----------
Property, plant and equipment                          4,906,825    4,210,575
Less accumulated depreciation and amortization         1,540,582    1,436,845
                                                      ----------   ----------
  Net property, plant and equipment                    3,366,243    2,773,730
                                                      ----------   ----------
Other assets                                             211,491      260,782
                                                      ----------   ----------
Total assets                                          $4,373,575   $3,714,067
                                                      ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities              $  571,118   $  408,289
Current portion of long-term debt
  and short-term borrowings                               24,412       49,256
                                                      ----------   ----------
  Total current liabilities                              595,530      457,545
Long-term debt, less current portion                   1,646,882    1,282,424
Accrued postretirement benefits and pension costs        263,137      239,134
Reclamation and mine shutdown reserves                   125,702      120,957
Other liabilities and deferred credits                   172,722      212,536
Deferred income taxes                                    292,580      201,553
Minority interests                                     1,507,489    1,199,269
Stockholders' equity:
Preferred stock, par value $1, at liquidation
  value, authorized 50,000,000 shares:
  $1.875 Convertible Exchangeable                           -           6,286
  $4.375 Convertible Exchangeable                        250,000      250,000
Common stock, par value $1, authorized
  300,000,000 shares                                     166,365      165,293
Capital in excess of par value of common stock              -          21,868
Retained earnings (deficit)                             (221,925)     (81,224)
Cumulative foreign translation adjustment                 (2,555)      (7,187)
Common stock held in treasury - 29,179,000
  and 25,334,600 shares, respectively, at cost          (422,352)    (354,387)
                                                      ----------   ----------
                                                        (230,467)         649
                                                      ----------   ----------
Total liabilities and stockholders' equity            $4,373,575   $3,714,067
                                                      ==========   ==========
The accompanying notes are an integral part of these financial statements.



                             FREEPORT-MCMORAN INC.
                           STATEMENTS OF OPERATIONS

                                               Years Ended December 31,
                                         ------------------------------------
                                             1994         1993        1992
                                          ----------   ----------  ----------
                                                   (In Thousands,
                                              Except Per Share Amounts)
Revenues                                  $1,982,396   $1,610,581  $1,654,911
Cost of sales:
Production and delivery                    1,297,007    1,141,705     986,274
Depreciation and amortization                132,713      191,938     202,382
                                          ----------   ----------  ----------
  Total cost of sales                      1,429,720    1,333,643   1,188,656
Exploration expenses                          47,052       65,080      37,036
Provision for restructuring charges             -          67,145        -
Loss on valuation and sale of
  assets, net                                   -          64,114        -
Gain on insurance settlement                 (32,602)        -           -
General and administrative expenses          167,390      169,059     177,363
                                          ----------   ----------  ----------
  Total costs and expenses                 1,611,560    1,699,041   1,403,055
                                          ----------   ----------  ----------
Operating income (loss)                      370,836      (88,460)    251,856
Interest expense, net                        (91,834)     (79,882)    (51,788)
Gain on sale of FCX Class A shares              -            -        100,934
Gain on conversion/distribution of FCX
  securities                                 114,750       44,116      33,753
Other income (expense), net                   (3,830)      (2,727)      1,640
                                          ----------   ----------  ----------
Income (loss) before income taxes
  and minority interests                     389,922     (126,953)    336,395
Provision for income taxes                  (148,388)     (17,854)    (75,597)
Minority interests in net (income)
  loss of consolidated subsidiaries         (168,951)      61,689     (72,987)
                                          ----------   ----------  ----------
Income (loss) before extraordinary
  item and changes in accounting
  principle                                   72,583      (83,118)    187,811
Extraordinary loss on early
  extinguishment of debt, net                 (9,108)        -           -
Cumulative effect of changes in
  accounting principle, net                     -         (20,717)       -
                                          ----------   ----------  ----------
Net income (loss)                             63,475     (103,835)    187,811
Preferred dividends                          (22,032)     (22,368)    (18,677)
                                          ----------   ----------  ----------
Net income (loss) applicable to
  common stock                            $   41,443   $ (126,203) $  169,134
                                          ==========   ==========  ==========
Primary and fully diluted net income (loss) per share:
Before extraordinary item and changes
  in accounting principle                       $.37        $(.74)      $1.17
Extraordinary loss on early
  extinguishment of debt                        (.07)         -           -
Cumulative effect of changes in
  accounting principle                           -           (.15)        -
                                                ----        -----       -----
                                                $.30        $(.89)      $1.17
                                                ====        =====       =====

Average common and common equivalent shares outstanding:
  Primary                                    139,223      141,595     144,515
                                             =======      =======     =======
  Fully diluted                              139,223      142,099     145,257
                                             =======      =======     =======
Dividends per common share:
  Cash                                       $ .3125       $1.250      $1.250
  Property                                    1.2946          -          .175
                                             -------       ------      ------
                                             $1.6071       $1.250      $1.425
                                             =======       ======      ======
The accompanying notes are an integral part of these financial statements.




                             FREEPORT-MCMORAN INC.
                      STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 Years Ended December 31,
                                            ---------------------------------
                                               1994        1993        1992
                                            ---------    --------    --------
                                                      (In Thousands)
$1.875 Convertible exchangeable preferred stock:
Balance at beginning of year                $   6,286    $  7,453    $  9,680
Conversions to common stock and
  redemptions                                  (6,286)     (1,167)     (2,227)
                                            ---------    --------    --------
  Balance at end of year                         -          6,286       7,453
                                            ---------    --------    --------
$4.375 Convertible exchangeable preferred stock:
Balance at beginning of year                  250,000     250,000        -
Issuance of shares                               -           -        250,000
                                            ---------    --------    --------
  Balance at end of year                      250,000     250,000     250,000
                                            ---------    --------    --------
Common stock:
Balance at beginning of year                  165,293     164,818      81,796
Two-for-one stock split                          -           -         81,796
Conversions to common stock and other           1,072         475       1,226
                                            ---------    --------    --------
  Balance at end of year                      166,365     165,293     164,818
                                            ---------    --------    --------
Capital in excess of par value of common stock:
Balance at beginning of year                   21,868     186,032     352,705
Two-for-one stock split                          -           -        (81,796)
Dividends on preferred stock                     -        (20,499)       -
Dividends on common stock                     (35,600)   (131,992)    (92,124)
Conversions to common stock and other          13,732     (11,673)      7,247
                                            ---------    --------    --------
  Balance at end of year                         -         21,868     186,032
                                            ---------    --------    --------
Retained earnings (deficit):
Balance at beginning of year                  (81,224)     68,532     163,754
Net income (loss)                              63,475    (103,835)    187,811
Dividends on preferred stock                  (22,032)     (1,869)    (18,677)
Dividends on common stock                    (182,144)    (44,052)   (264,356)
                                            ---------    --------    --------
  Balance at end of year                     (221,925)    (81,224)     68,532
                                            ---------    --------    --------
Cumulative foreign translation adjustment:
Balance at beginning of year                   (7,187)        -          -
Adjustment                                      4,632      (7,187)       -
                                            ---------    --------    --------
  Balance at end of year                       (2,555)     (7,187)       -
                                            ---------    --------    --------
Common stock held in treasury:
Balance at beginning of year                 (354,387)   (330,814)   (219,654)
Purchase of 3,831,800, 1,326,200 and
  5,705,100 shares, respectively              (67,747)    (22,229)   (108,591)
Other                                            (218)     (1,344)     (2,569)
                                            ---------    --------    --------
  Balance at end of year                     (422,352)   (354,387)   (330,814)
                                            ---------    --------    --------
Total stockholders' equity                  $(230,467)   $    649    $346,021
                                            =========    ========    ========

The accompanying notes are an integral part of these financial statements.



                             FREEPORT-MCMORAN INC.
                            STATEMENTS OF CASH FLOW

                                                Years Ended December 31,
                                            ---------------------------------
                                               1994       1993        1992
                                            ---------   ---------   ---------
                                                     (In Thousands)
Cash flow from operating activities:
Net income (loss)                           $  63,475   $(103,835)  $ 187,811
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Cumulative effect of changes in
    accounting principle                         -         20,717        -
  Extraordinary loss on early
    extinguishment of debt                      9,108        -           -
  Depreciation and amortization               137,038     199,506     211,176
  Other noncash charges to income                -         33,194        -
  Provision for restructuring charges, net
    of payments                                  -         23,890        -
  Loss on valuation and sale of
    assets, net                                  -         64,114        -
  Oil and gas exploration expenses              5,231      26,710      18,333
  Amortization of debt discount and
    financing costs                            37,128      41,166      51,206
  Gain on sale of FCX Class A shares             -           -       (100,934)
  Gain on conversion/distribution of FCX
    securities                               (114,750)    (44,116)    (33,753)
  Deferred income taxes                        96,065     (39,035)     53,079
  Minority interests' share of
    net income (loss)                         168,951     (61,689)     72,987
  Cash distribution from IMC-Agrico in
    excess of capital interest                 43,293        -           -
  Reclamation and mine shutdown
    expenditures                               (9,837)     (9,980)    (18,038)
  (Increase) decrease in working capital, net
    of effect of acquisitions and dispositions:
    Accounts receivable                       (44,614)      2,821     (14,672)
    Inventories                               (40,320)      4,475     (20,675)
    Prepaid expenses and other                  7,350     (10,873)    (23,037)
    Accounts payable and accrued
      liabilities                             163,283     (24,590)    (43,001)
  Other                                       (14,574)     (5,186)       (845)
                                            ---------   ---------   ---------
Net cash provided by operating activities     506,827     117,289     339,637
                                            ---------   ---------   ---------
Cash flow from investing activities:
Capital expenditures:
  PT-FI                                      (664,735)   (450,854)   (367,842)
  RTM, including acquisition cost             (78,735)    (12,658)       -
  Main Pass                                   (10,941)    (37,427)   (117,902)
  Agricultural minerals                       (18,740)    (14,743)    (86,815)
  Oil and gas                                 (12,493)    (35,455)    (50,493)
  Other                                       (20,577)    (27,450)    (59,557)
Sale of assets:
  Oil and gas                                    -         95,250        -
  Geothermal                                   36,910      23,000        -
  Other                                        75,092      26,961        -
Purchase of indirect interest in PT-FI           -           -       (211,892)
Other                                            -          4,375       8,962
                                            ---------   ---------   ---------
Net cash used in investing activities       $(694,219)  $(429,001)  $(885,539)
                                            ---------   ---------   ---------



                             FREEPORT-MCMORAN INC.
                            STATEMENTS OF CASH FLOW

                                                Years Ended December 31,
                                            ---------------------------------
                                               1994        1993        1992
                                            ----------   --------    --------
                                                     (In Thousands)
Cash flow from financing activities:
Proceeds from sale of:
  Convertible exchangeable preferred stock  $     -      $   -       $245,700
  FRP 8 3/4% Senior subordinated notes         146,125       -           -
  FRP depositary units                            -          -        425,996
  FCX Class A common shares                       -          -        174,142
  FCX preferred and preference stock           252,985    561,090     217,867
  FCX 9 3/4% Senior notes                      116,276       -           -
  PT-FI common shares                             -          -        212,485
Purchase of FTX common shares                  (67,747)   (22,229)   (108,591)
Purchase of FCX Class A common shares          (47,596)   (16,482)    (15,253)
Distributions paid to minority interests:
  FCX                                         (110,312)   (74,848)    (46,051)
  FRP                                         (121,184)  (121,180)   (109,450)
Distribution of MOXY and FMPO shares           (35,441)      -        (28,019)
Net proceeds from infrastructure financing     110,825     20,000        -
Proceeds from debt                           1,865,928    635,376     851,447
Repayment of debt                           (1,715,954)  (814,920)   (797,735)
Purchase of 10 7/8% Senior Debentures         (142,919)      -           -
Cash dividends paid:
  Common stock                                 (44,467)  (175,890)   (179,677)
  Preferred stock                              (22,110)   (22,384)    (16,882)
Other                                            4,746      1,962      11,322
                                            ----------   --------    --------
Net cash provided by (used in) financing
  activities                                   189,155    (29,505)    837,301
                                            ----------   --------    --------
Net increase (decrease) in cash and
  short-term investments                         1,763   (341,217)    291,399
Cash and short-term investments at
  beginning of year                             39,785    381,002      89,603
                                            ----------   --------    --------
Cash and short-term investments at
  end of year                               $   41,548   $ 39,785    $381,002
                                            ==========   ========    ========
Interest paid                               $   94,631   $ 94,557    $ 95,787
                                            ==========   ========    ========
Income taxes paid                           $   42,576   $ 15,925    $ 28,123
                                            ==========   ========    ========

The accompanying notes, which include information in Notes 1 through 5, 7 and 8 regarding noncash transactions, are an integral part of these financial statements.



                             FREEPORT-MCMORAN INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Inc. (FTX) include all majority-owned subsidiaries and its publicly traded partnerships (Note 2). Investments in joint ventures and partnerships (other than publicly traded entities) are generally reflected using the proportionate consolidation method in accordance with standard industry practice. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1994 presentation.

Cash and Short-Term Investments. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents. Cash and short-term investments owned by consolidated entities are not available to FTX until a distribution is paid to all owners of an entity's equity securities.

Accounts Receivable. In 1994, IMC-Agrico Company (IMC-Agrico) entered into an agreement whereby it can sell on an ongoing basis up to $75 million of accounts receivable. FTX's accounts receivable at December 31, 1994 were net of $17.9 million of receivables sold.

Inventories. Inventories are generally stated at the lower of average cost or market and removed at average cost. Rio Tinto Minera, S.A. (RTM) uses the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. Property, plant and equipment is carried at cost. Mineral exploration costs are expensed as incurred, except in the year the property is deemed to contain a viable mineral deposit, in which case they are capitalized. Development costs, including interest incurred during the construction and development period, are capitalized. Expenditures for replacements and improvements are capitalized. Depreciation for mining and production assets, including mineral interests, is determined using the unit-of-production method based on estimated recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 30 years for buildings and 3 to 25 years for machinery and equipment.

Oil and Gas Costs. FTX follows the successful efforts method of accounting for its oil and gas operations. Costs of leases, productive exploratory wells and development activities are capitalized. Other exploration costs are expensed. Depreciation and amortization is determined on a field-by-field
basis using the unit-of-production method.   Gain or loss is included in
income when properties are sold.

Environmental Remediation and Compliance. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recognized for remedial activities when the efforts are probable and the cost can be reasonably estimated.

Derivatives. Derivatives have been used by FTX to manage certain market risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign exchange rates and interest rates by creating offsetting market exposures. Costs or premiums and gains or losses on the contracts, including closed contracts, are recognized with the hedged transaction. Also, gains or losses are recognized if the hedged transaction is no longer expected to occur. FTX monitors its credit risk on an ongoing basis and considers this risk to be minimal because its contracts are with a diversified group of financially strong counterparties.

     Freeport-McMoRan Copper & Gold Inc. (FCX) redeemable preferred stocks and gold and silver denominated loans are treated as hedges of future production and are carried at their original issue value (the acquisition date value for the RTM gold and silver denominated loans). As principal payments occur, differences between the carrying value and the payment are recorded as an adjustment to revenues.

Concentrate Sales. Revenues from P.T. Freeport Indonesia Company (PT-FI) concentrate sales are recorded net of royalties, treatment costs and the impact of its price protection program. PT-FI's concentrate sales agreements provide for provisional billings based on world metals prices, primarily the London Metal Exchange, with actual settlement on the copper portion generally based on appropriate future prices. Revenues, recorded initially using provisional prices, are adjusted using current prices. At December 31, 1994, copper sales totaling 192 million pounds remained to be contractually priced in 1995. As a result of PT-FI's hedging activities, it will realize an average of $1.01 per pound on these sales. Gold sales are priced according to individual contract terms.

     In December 1991, PT-FI and the Government of Indonesia (the Government) signed a contract of work (the COW) with a 30-year term and two 10-year extensions permitted. Under the COW, PT-FI pays the Government a royalty of
1.5 percent to 3.5 percent on the value of copper sold, net of delivery costs and treatment and refining charges, and a 1 percent royalty on gold and silver sales. The royalties totaled $19.4 million in 1994, $9.5 million in 1993 and $15.7 million in 1992.

Foreign Translation Adjustment. RTM's assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date, with FTX's share of the translation adjustments recorded as a component of stockholders' equity. Results of operations are translated using the average exchange rates during the period.

Net Income Per Share. Primary net income per share is computed by dividing net income applicable to common stock by the average common and common equivalent shares outstanding. Fully diluted net income per share is computed assuming all convertible securities, if dilutive, were converted at the beginning of the period or date of issuance, whichever is later.

Changes in Accounting Principle. During 1993, FTX adopted the following changes in accounting principle effective January 1, 1993:

     Periodic Scheduled Maintenance - These costs are expensed when incurred. Previously, costs were capitalized when incurred and amortized.

     Deferred Charges - Costs that directly relate to the acquisition, construction and development of assets and to the issuance of debt and related instruments are deferred. Previously, certain other costs that benefited future periods were deferred.

     Management Information Systems (MIS) - MIS equipment and software that have a material impact on net income are capitalized. Other MIS costs, including equipment and purchased software, that involve immaterial amounts (currently individual expenditures of less than $0.5 million) and short estimated productive lives (currently less than three years) are charged to expense when incurred. Previously, most expenditures for MIS equipment and purchased software were capitalized.

     These changes were adopted to improve the measurement of operating results by expensing cash expenditures when incurred unless they directly relate to long-lived asset additions. The change in accounting for MIS costs also recognizes the rapid rate of technology change in MIS which results in a need for continuing investments. These changes did not have a material impact on 1993 income before changes in accounting principle.

2.  PUBLIC SUBSIDIARIES
Distribution of FCX Investment. FTX is pursuing a plan to separate its two principal businesses, copper/gold and agricultural minerals, into two independent financial and operating entities. To accomplish this plan, FTX would make a pro-rata distribution of its common stock ownership in FCX to FTX common stockholders. As a result of this distribution, which will require a series of steps to implement, FTX would no longer own any interest in FCX.
The proposed distribution, which is expected to take several months to implement, is contingent on a number of factors including completion of a restructuring of the liabilities of FTX including its long-term debt, which will include the use of a portion of the FCX shares currently owned by FTX, and changing the voting rights of FCX stockholders so that the Class B stockholders elect 80 percent of the FCX directors and the Class A stockholders and preferred stockholders elect the balance. The change in voting rights is subject to FCX Class A stockholder approval. There can be no assurances that these contingencies will be met. In an Internal Revenue Service private-letter ruling, FTX has received assurance that the distribution of FCX Class B common shares to FTX common stockholders will be tax-free.

Freeport-McMoRan Copper & Gold Inc. FTX's metals operations are conducted through its publicly traded subsidiary, FCX. FTX's ownership of the FCX Class A and Class B common stock combined was 68.3 percent at December 31, 1994 and
71.8 percent at December 31, 1993. FCX's operations are conducted primarily through its subsidiaries, PT-FI which principally operates the Indonesian copper and gold mining facilities and RTM which operates a copper smelter in Spain (Note 3).

     In December 1992, FCX purchased 49 percent (10.5 million shares) of the capital stock of a publicly traded Indonesian entity which owned 10 percent of PT-FI. The fair market value of FCX Class A common stock at the time of the agreement was the basis for calculating the purchase price. In December 1993 and January 1994, PT-FI issued shares of its stock to FCX in exchange for the conversion of certain intercompany notes. FCX's direct ownership in PT-FI totaled 81.3 percent and 80.8 percent at December 31, 1994 and 1993, respectively. At December 31, 1994, PT-FI's net assets totaled $261.2 million, including $57.6 million of retained earnings.

     In July 1992, FCX sold publicly 8.6 million shares of its Class A common stock, resulting in an after-tax gain to FTX of $100.9 million, and 9 million depositary shares for net proceeds of $392 million. Each depositary share represents 2 16/17 shares of its 7% Convertible Exchangeable Special Preference Stock, has a cumulative annual cash dividend of $1.75 (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into 1.021 shares of FCX Class A common stock. Beginning August 1995, FCX may redeem these depositary shares for cash at $26.225 per share (declining ratably to $25 per share in March 2002) plus accrued and unpaid dividends.

     In July 1993, FCX sold publicly 14 million depositary shares representing its Step-Up Convertible Preferred Stock for net proceeds of $340.7 million. Each depositary share has a cumulative annual cash dividend (payable quarterly) of $1.25 through August 1996 and $1.75 thereafter and a $25 liquidation preference, and is convertible at the option of the holder into
0.835 shares of FCX Class A common stock. From August 1996 through August 1999, FCX may redeem these depositary shares for 0.835 shares of FCX Class A common stock per depositary share if the market price of FCX Class A common stock exceeds certain specified levels. Thereafter, FCX may redeem these depositary shares at $25 per share (payable in FCX Class A common stock, cash or a combination of both, at FCX's option) plus accrued and unpaid dividends.

     In August 1993, FCX sold publicly 6 million depositary shares representing its Gold-Denominated Preferred Stock for net proceeds of $220.4 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounces of gold and will be redeemed in August 2003 for the cash value of 0.1 ounces of gold.

     In January 1994, FCX sold publicly 4.3 million depositary shares representing its Gold-Denominated Preferred Stock, Series II for net proceeds of $158.5 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0008125 ounces of gold and will be redeemed in February 2006 for the cash value of 0.1 ounces of gold.

     In July 1994, FCX sold publicly 4.8 million depositary shares representing its Silver-Denominated Preferred Stock for net proceeds of $94.5 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.04125 ounces of silver. Annually, beginning in August 1999, FCX will redeem the underlying Silver-Denominated Preferred Stock in eight equal installments.

     The FCX redeemable preferred stocks are being reported as a hedge of future gold and silver sales for accounting purposes (Note 1). FTX reports the FCX preferred stock and related dividends as minority interests in its financial statements.

     PT-FI entered into joint ventures owned one-third by PT-FI and two-thirds by P.T. ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor, to purchase and manage certain PT-FI infrastructure assets for $270 million. The management agreements, which are terminable by either party upon six months written notice after debt repayment, provide ALatieF with a guaranteed minimum rate of return on its investment and result in the joint ventures being consolidated for financial reporting purposes. The joint ventures have purchased $194.9 million of infrastructure assets through December 31, 1994 and are expected to purchase the final $75.1 million of assets in 1995. Funding for the purchases consists of $90 million in equity contributions by the joint venture partners, the ALatieF bank loan and the 9 3/4% Senior Notes (Note 5).

     In December 1994, PT-FI entered into a joint venture, 30 percent owned by PT-FI, to purchase and manage its power-related assets for an estimated $215 million. A $100 million sale occurred in December 1994 and the remaining sales are expected to take place by the end of 1995. PT-FI guaranteed the joint venture a minimum rate of return and is obligated to make minimum payments sufficient to allow the joint venture to meet its debt service. PT-FI accounts for its investment in the joint venture using the equity method.

     PT-FI is proceeding with plans to sell other nonoperating assets whereby the purchaser will operate the assets and provide services to PT-FI and its designees.

Freeport-McMoRan Resource Partners, Limited Partnership (FRP). FTX's fertilizer and sulphur operations and its Main Pass oil operations are conducted through its publicly traded affiliate, FRP. FTX owned 51.4 percent and 51.3 percent of the FRP units outstanding at December 31, 1994 and 1993, respectively.

     In July 1993, FRP and IMC Global Inc. (IGL) formed the IMC-Agrico joint venture, operated by IGL, for their respective phosphate fertilizer businesses, including phosphate rock and uranium. FRP's "Current Interest", reflecting cash to be distributed from ongoing operations, initially was 58.6 percent and its "Capital Interest", reflecting the purchase or sale of long-term assets or any required capital contributions, was 46.5 percent. These ownership percentages (55 percent and 45.1 percent, respectively, at December 31, 1994) decline in annual increments to 40.6 percent for the fiscal year ending June 30, 1998 and remain constant thereafter. At December 31, 1994, FRP's investment in IMC-Agrico totaled $399.2 million. IMC-Agrico's assets are not available to FRP until distributions are paid by the joint venture.

     Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 (the Preference Period) before any distributions may be made to FTX. On January 20, 1995, FRP declared a distribution of 60 cents per publicly held unit ($30.2 million) and 26 cents per FTX-owned unit ($13.9 million), bringing the total unpaid distributions to FTX to $353.1 million. During the Preference Period the unpaid FTX distributions will be payable, after a 60 cents per unit quarterly distribution is paid to all unitholders, equal to the lesser of any deficiency or one-half of the amount by which distributable cash exceeds a 60 cents per unit distribution. Remaining distributable cash will be paid to all unitholders according to their percentage interests. After the Preference Period, distribution deficiencies on FTX-owned FRP units will be paid as described above after any deficiencies in the cumulative quarterly distribution to the public are paid and a quarterly distribution of 60 cents per unit has been paid to all unitholders.

     In February 1992, FRP sold publicly 19.5 million new units, resulting in a gain to FTX of $136.6 million which was deferred because of the FRP public unitholders' distribution priority. Even though FTX had not been receiving its proportionate share of FRP distributions, FTX was able to reflect its proportionate share of FRP's earnings through recognition of portions of the deferred gain ($32.6 million in 1994, $62.2 million in 1993 and $41.8 million in 1992) prior to the third quarter of 1994. However, the remaining deferred gain was utilized and FTX recognized an additional minority interest charge in 1994 of $26.5 million. In future periods, FTX's share of the reported financial results of FRP will depend on the extent to which FTX receives its proportionate share of FRP distributions. To the extent that public unitholders receive a disproportionately large share of FRP distributions, as has been the case since early 1992, FTX will recognize a smaller share of FRP's reported earnings than would be represented by its percentage ownership of FRP.

3.  ACQUISITIONS
In March 1993, FCX acquired a 65 percent interest in RTM and in December 1993, RTM redeemed the remaining 35 percent. At December 31, 1994, RTM's net assets totaled $80.2 million. The purchase price allocation follows (in thousands):

Current assets                                              $101,454
Current liabilities                                         (158,445)
Property, plant and equipment                                277,170
Other assets                                                   5,358
Long-term debt                                               (38,941)
Accrued postretirement benefits and other liabilities       (176,206)
                                                            --------
Net cash investment                                         $ 10,390
                                                            ========

     In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division. Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through a $10 million put option. Neither option may be exercised prior to 1999.

4.  RESTRUCTURING AND VALUATION CHARGES
Restructuring Charges. During 1993, FTX recognized restructuring expenses totaling $67.1 million. The charges consisted of $30.3 million for personnel related costs, $15 million for excess office space and furniture and fixtures resulting from staff reductions, $8.2 million for downsizing its MIS structure, $4.8 million of deferred charges relating to FTX's and PT-FI's credit facilities which were substantially revised in June 1993 and $8.8 million for IMC-Agrico formation costs.

      In connection with the restructuring project, FTX changed its accounting systems and undertook a detailed review of its accounting records and valuation of various assets and liabilities. As a result of this process, FTX recorded charges totaling $65.1 million, comprised of (a) $26.2 million of production and delivery costs consisting of $10.4 million for revised estimates of prior year costs; $6.3 million for revised estimates of environmental liabilities; $5 million for materials and supplies inventory obsolescence and $4.5 million for adjustments in converting accounting systems, (b) $18.7 million of depreciation and amortization consisting of $11.5 million for estimated future abandonment and reclamation costs and $7.2 million for the write-down of miscellaneous properties, (c) $4.4 million of exploration expenses for the write-down of an unproved oil and gas property and (d) $15.8 million of general and administrative expenses consisting of $9.4 million to downsize FTX's MIS structure and $6.4 million for the write-off of miscellaneous assets.

Asset Sales/Recoverability. During 1993, FTX sold a nonproducing oil and gas property recognizing a gain of $69.1 million, and FRP sold assets, primarily certain previously mined phosphate rock acreage, recognizing a gain of $11.8 million. FRP also sold its remaining interests in producing geothermal properties for $63.5 million, consisting of $23 million in cash and $40.5 million of interest-bearing notes (included in other assets), recognizing a $31 million charge to expense and recording a $9 million charge for impairment of its undeveloped geothermal properties. In 1994, FRP received prepayment of these notes.

      FTX charged $105 million to expense during 1993 for the recoverability of certain assets, primarily FRP's Main Pass oil and non-Main Pass sulphur assets.

5.  LONG-TERM DEBT
                                                             December 31,
                                                       -----------------------
                                                           1994        1993
                                                        ----------  ----------
                                                           (In Thousands)
Notes payable:
  FTX credit agreement, average rate 5.5% in 1994
    and 4.1% in 1993                                   $   425,000  $  388,000
  RTM project financing, average rate 8.3% in 1994         110,000        -
  ALatieF loan, average rate 6.7% in 1994                   57,000      60,000
  FCX equipment loan                                        70,000        -
  Other, primarily RTM borrowings                           34,276      57,709
                                                        ----------  ----------
    Total notes payable                                    696,276     505,709
                                                        ----------  ----------
Publicly traded notes and debentures:
  10 7/8% Senior Subordinated Debentures due 2001             -        125,358
  6.55% Convertible Subordinated Notes, face amount of
    $373 million, effective rate of 9.825%, due 2001       318,237     311,863
  Zero Coupon Convertible Subordinated Debentures, face
    amount of $749.7 million, effective rate of 9%,
    due 2006                                               270,196     247,427
  FRP 8 3/4% Senior Subordinated Notes due 2004            150,000        -
  FCX 9 3/4% Senior Notes due 2001                         120,000        -
  FCX Zero Coupon Exchangeable Notes                          -        102,039
                                                        ----------  ----------
    Total publicly traded notes and debentures             858,433     786,687
                                                        ----------  ----------
RTM gold and silver denominated loans, average rate
  1.2% in 1994 and 1.3% in 1993                             16,585      39,284
PT-FI capital lease obligation, net of $244 million
  in future interest (Note 2)                              100,000        -
                                                        ----------  ----------
                                                         1,671,294   1,331,680
Less current portion and short-term borrowings              24,412      49,256
                                                        ----------  ----------
                                                        $1,646,882  $1,282,424
                                                        ==========  ==========

Notes Payable. FTX has a variable rate credit agreement (the Credit Agreement) structured as a revolving line of credit through June 1996 followed by a 3 1/2 year reducing revolver. The Credit Agreement is part of an $800 million committed credit facility and is subject to a borrowing base, redetermined annually by the banks, which establishes maximum consolidated debt for FTX. As of December 31, 1994, $466.7 million was available under the borrowing base and $377 million of borrowings were unused under the credit facility. FTX guarantees any borrowings under the Credit Agreement and is required to retain control of FRP and PT-FI. Under certain circumstances, FTX could be required to pledge a portion of its equity in FCX and FRP. PT-FI also assigned its existing and future sales contracts and pledged its rights under the COW and certain assets as security for its borrowings. The Credit Agreement provides for working capital requirements, specified coverage of fixed charges and restrictions on other borrowings.

     The proposed spinoff of FCX (Note 2) is expected to occur by mid-1995 and will include a restructuring of the liabilities of FTX which requires the use of a portion of the FCX shares currently owned by FTX. FTX has discussed with several potential investors transactions that which would provide for the recapitalization or refinancing of its debt and guarantees. However, no agreements have been reached with respect to any transaction. Separate bank credit facilities are being arranged for FTX/FRP and FCX/PT-FI. The restructuring plan is expected to provide greater access to credit markets and reduce financing costs for the FTX companies from that which would be available otherwise.

     In 1994, RTM obtained variable rate project financing (the RTM Facility) consisting of a $225 million term loan facility and a $65 million working capital facility, both nonrecourse to FCX. The term loan facility matures in thirty-six equal quarterly payments starting September 30, 1996. The working capital facility matures June 2005. The RTM Facility requires certain hedging arrangements, restricts other borrowings and specifies certain coverage ratios. Prior to the completion of the expansion, the RTM Facility is secured by RTM's capital stock and thereafter by 51 percent of the capital stock.

     The ALatieF bank loan, entered into as part of the PT-FI infrastructure sales (Note 2), has a variable interest rate and is guaranteed by PT-FI. Principal payments total $3 million annually with a balloon payment in December 1998.

     In December 1994, FCX entered into a $70 million variable rate equipment loan secured by certain PT-FI assets. Principal payments total $7 million annually with a balloon payment in December 2001.

     In February 1994, IMC-Agrico entered into a three-year $75 million variable rate credit facility (the IMC-Agrico Facility). Borrowings under the IMC-Agrico Facility are unsecured with a negative pledge on substantially all of IMC-Agrico's assets. The IMC-Agrico Facility has minimum capital, fixed charge and current ratio requirements for IMC-Agrico; places limitations on debt at IMC-Agrico; and restricts the ability of IMC-Agrico to make cash distributions in excess of distributable cash generated.

Publicly Traded Notes and Debentures. During 1994, FTX defeased $125.3 million of its 10 7/8% Senior Subordinated Debentures resulting in a $9.1 million after-tax extraordinary loss.

     FTX's 6.55% Convertible Subordinated Notes are convertible at the holder's option into 48.55 shares of FTX common stock per $1,000 principal amount (equivalent to a conversion price of $20.60 per FTX share). FTX may redeem these notes for cash at 91.21 percent of principal (increasing ratably to 100 percent over the term of the notes) plus accrued interest.

     FTX's Zero Coupon Convertible Subordinated Debentures are convertible, at the holder's option, into 14.42 shares of FTX common stock per $1,000 principal amount (subject to adjustment in certain events), with FTX having the right to pay cash in lieu of all or part of such FTX common stock. FTX may redeem these debentures for cash at the issue price plus accrued original issue discount. The debentures have a contingent payment feature (if the market price of FTX common stock exceeds certain specified amounts) payable in FTX common stock, cash or a combination of both, at FTX's option. The debentures contain purchase rights at the holder's option, as of August 1996 or 2001, at the issue price plus accrued original issue discount.

     In February 1994, FRP sold publicly $150 million of 8 3/4% Senior Subordinated Notes and in April 1994, a wholly owned subsidiary of FCX sold publicly $120 million of 9 3/4% Senior Notes which are guaranteed by FCX.

     In 1991, FCX sold $1.035 billion face amount of Zero Coupon Exchangeable Notes. Notes with a face amount of $386 million, $322.6 million and $326.4 million were presented for exchange in 1994-1992, respectively, for which FCX issued 5.8 million, 4.8 million and 4.5 million shares of its Class A common
stock.  FCX also paid $0.3 million in 1994 and $7.9 million in 1992.   As a
result of these exchanges, FTX recognized a pretax gain of $9.3 million in 1994, $44.1 million in 1993 and $33.8 million in 1992.

RTM Gold and Silver Denominated Loans. In December 1994, RTM used borrowings under the RTM facility to in effect defease its two gold and silver denominated loans. RTM retired one of its gold and silver loans and purchased 55,000 ounces of gold at $379.81 per ounce to offset the remaining gold loan (5,000 ounces payable quarterly). The purchased gold is recorded as product inventory or other long-term assets according to the payment terms.

Minimum Principal Payments. Payments scheduled for each of the five succeeding years based on the amounts and terms outstanding at December 31, 1994 are $24.4 million in 1995, $82.8 million in 1996, $145.5 million in 1997,
$187.9 million in 1998 and $140.6 million in 1999.

Capitalized Interest. Capitalized interest totaled $53.3 million in 1994, $62.2 million in 1993 and $84.7 million in 1992.

6.  INCOME TAXES
Effective January 1, 1992, FTX adopted Statement of Financial Accounting Standards No. 109, the new accounting standard for income taxes. The cumulative adjustment to taxes and the impact on 1992 earnings from operations were not material. The components of FTX's net deferred tax asset (included in other assets) and liability are as follows:

                                        1994                    1993
                                Consolidated Tax Group  Consolidated Tax Group
                                ----------------------- ----------------------
                                     FTX         FCX         FTX       FCX
                                  ---------   ---------   --------- ---------
                                               (In Thousands)
Deferred tax asset:
  Net operating loss
    carryforwards                 $121,248    $    -      $  58,650 $    -
  Alternative Minimum Tax
    credits                         47,183       26,972      43,242    29,465
  Other tax carryforwards           45,637         -         41,814      -
  Deferred compensation,
    postretirement and
    pension benefits                55,039         -         44,820      -
  Reclamation and shutdown
    reserve                         24,908         -         25,371      -
  Other                             14,440         -         49,332      -
  Less valuation allowance         (45,637)     (26,972)    (41,814)  (29,465)
                                  --------    ---------   --------- ---------
    Total deferred tax
      asset                        262,818         -        221,415      -
                                  --------    ---------   --------- ---------
Deferred tax liability:
  Property, plant and
    equipment                     (116,215)    (290,259)   (100,499) (199,956)
  Basis in subsidiaries            (39,380)        -        (21,554)     -
  Other                            (42,155)      (2,321)    (10,527)   (1,597)
                                  --------    ---------   --------- ---------
    Total deferred tax
      liability                   (197,750)    (292,580)   (132,580) (201,553)
                                  --------    ---------   --------- ---------
Net deferred tax asset
  (liability)                     $ 65,068    $(292,580)  $  88,835 $(201,553)
                                  ========    =========   ========= =========

     The net deferred tax asset is from FTX's domestic operations and the net deferred tax liability relates to PT-FI's operations. Recognition of a deferred tax asset is dependent upon FTX's evaluation that it is more likely than not that it will ultimately be realized from future domestic operating income. FTX believes that no valuation allowance is needed for its net operating loss (NOL) carryforwards and alternative minimum tax (AMT) credits because historically it has been able to use substantially all of its tax benefits and tax-planning strategies are available that would enable it to use these deferred tax assets. The NOL carryforwards do not expire until the years 2007-2009 and the AMT credits can be carried forward indefinitely. FTX has provided a valuation allowance for the other tax credit and charitable contribution carryforwards as they can only be used subsequent to the NOL carryforwards and AMT credits and substantially all expire between 1995 and 2000. A valuation allowance has been provided at FCX for all AMT credits, as these would only be used should FCX be required to pay regular U.S. tax, which is unlikely.

     RTM is subject to taxation in Spain. FCX has provided a valuation allowance equal to the future tax benefits resulting from RTM's approximately $122 million of additional tax basis and for $5.5 million of net operating losses because RTM has not generated taxable income in recent years.

     FTX does not provide deferred taxes for certain financial and income tax reporting differences related to FCX and FRP which are considered permanent in duration. These differences resulted primarily from gains recognized for financial reporting purposes upon the sale of FCX shares and FRP units. As of December 31, 1994, these basis differences were approximately $185 million for FCX and $330 million for FRP. If ownership in these subsidiaries were to fall below 50 percent, FTX would be required to charge earnings for taxes on the difference between the book and tax basis of its investment.

     During 1994, FTX requested and received a ruling from the Internal Revenue Service that a spinoff of the FCX shares currently held by FTX to its common shareholders would qualify as a tax-free reorganization, provided certain conditions are met. FTX has announced its intention to enter into this transaction during 1995 (Note 2). If the transaction is consummated the basis difference relating to FCX shares described above would be eliminated.

     The provision for income taxes consists of the following:

                                          1994           1993           1992
                                        --------        -------       --------
                                                     (In Thousands)
Current income taxes:
  Federal                               $ 12,612        $(2,497)      $(24,565)
  Foreign                                 26,829         54,994         45,996
  State                                     (638)         4,391          1,087
                                        --------        -------       --------
                                          38,803         56,888         22,518
                                        --------        -------       --------
Deferred income taxes:
  Federal                                 13,174        (54,730)       (10,359)
  Foreign                                 91,027          4,600         63,438
  State                                      480           -              -
                                        --------        -------       --------
                                         104,681        (50,130)        53,079
                                        --------        -------       --------
                                        $143,484        $ 6,758       $ 75,597
                                        ========        =======       ========

     Reconciliations of the differences between income taxes computed at the federal statutory tax rate and income taxes recorded follow:
                                                     1994                 1993                1992
                                               ----------------     -----------------   ------------------
                                              Amount    Percent      Amount   Percent    Amount    Percent
                                             --------   -------     --------  -------   --------   -------
                                                                    (Dollars In Thousands)
Income taxes computed at the federal
statutory tax rate                           $131,363      35%      $(61,193)    35%    $114,374      34%
Increase (decrease) attributable to:
  FCX dividend                                  6,453       2          6,456     (3)       5,799       2
  Statutory depletion                          (1,780)     (1)        (2,016)     1       (5,126)     (2)
  Partnership minority interests              (25,342)     (7)        45,057    (26)      (3,253)     (1)
  Sale of subsidiary interests                   -          -           -         -      (45,794)    (14)
  Minimum, state and foreign taxes             10,963       3         18,462    (11)      13,855       4
  Sales of assets and other                    21,827       6             (8)     -       (4,258)     (1)
                                             --------      --       --------     --     --------      --
Provision for income taxes                   $143,484      38%      $  6,758     (4)%   $ 75,597      22%
                                             ========      ==       ========     ==     ========      ==

7.  STOCKHOLDERS' EQUITY
Preferred Stock. In March 1992, FTX issued 5 million shares of its $4.375 Convertible Exchangeable Preferred Stock, each with a $50 liquidation value, convertible into FTX common stock at a conversion price of $21.57 per share. Beginning March 1997, FTX may redeem this preferred stock for cash at $52.1875 per share (declining ratably to $50 per share in March 2002) plus accrued and unpaid dividends.

Common Stock. In June 1994, FTX changed its dividend policy and distributed quarterly one FCX common share for each 80 FTX common shares owned in lieu of paying a $0.3125 quarterly cash dividend to its stockholders. FTX recorded pretax gains totaling $105.5 million in 1994 related to these property dividends. Subsequent to the FTX restructuring, FTX's Board of Directors will determine a new dividend policy.

Stock Options. FTX's stock option plans provide for the issuance of stock options and stock appreciation rights (SARs) at no less than market value at time of grant. Under the 1992 stock option plans, FTX can grant options to employees to purchase up to 9.5 million shares, including SARs and stock incentive units (SIUs), which are similar to SARs. The 1988 Stock Option Plan for Non-Employee Directors authorizes FTX to grant options to purchase up to
1.5 million shares. Under certain options, FTX will pay cash to the optionee equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise. In connection with the distribution of FCX and McMoRan Oil & Gas Co. (MOXY) shares, each option was adjusted to preserve the economic value of the option and similar adjustments will occur for future FCX share distributions. Additionally, the FCX spin-off would result in an adjustment to the average option price based on the value of the distribution. Generally, stock options terminate ten years from the date of grant. A summary of stock options outstanding, including SARs and SIUs, follows:

                                   1994                        1993
                         ----------------------      -----------------------
                                        Average                      Average
                            Number of    Option         Number of     Option
                             Options     Price           Options      Price
                           ----------   -------        ----------    -------
Beginning of year          13,742,990    $17.69        13,386,365     $17.58
Granted                     1,787,200     19.42         1,358,800      18.37
Adjustments                   954,161                        -
Exercised                    (689,446)    15.90          (416,639)     14.35
Expired                      (113,377)    17.90          (585,536)     18.87
                           ----------                  ----------
End of year                15,681,528     16.46        13,742,990      17.69
                           ==========                  ==========

     At December 31, 1994, stock options representing 10.7 million shares were exercisable at an average option price of $15.92 per share. Options for 1.6 million shares and 0.6 million shares were available for new grants under the 1992 and 1988 Stock Option Plans, respectively, as of December 31, 1994.

8.  PROPERTY DISTRIBUTIONS
FM Properties Inc. (FMPO). In June 1992, FTX transferred substantially all of its domestic oil and gas properties and real estate held for development by it and certain of its subsidiaries, excluding FRP, to a partnership which is currently 99.8 percent owned by FMPO. FTX owns a 0.2 percent interest in the partnership and serves as its managing general partner. In May 1992, FTX declared a distribution of one FMPO common share for each ten FTX common shares owned. Selected financial information of FMPO follows:


                                              1994       1993    May 31, 1992
                                            --------   --------  ------------
                                                   (In Thousands)
Balance Sheets:
  Current assets                            $  6,857   $ 99,839    $ 42,103
  Current liabilities, excluding current
    portion of long-term debt                 18,671     37,968      13,302
  Oil and gas properties, net                   -          -        444,676
  Investment in real estate                  198,453    286,459     248,647
  Total assets                               214,365    392,865     741,618
  Long-term debt (guaranteed by FTX)         132,075    173,796     493,305
  Stockholders' equity                        59,370    145,660     176,588
Statements of Operations:
  Revenues                                    40,435     26,027
  Operating loss                            (123,739)   (17,722)
  Net loss                                   (86,290)   (18,814)
Cash Flow:
  Operating activities                        11,968    103,920
  Investing activities                        29,019    196,372
  Financing activities                       (42,270)  (300,517)

     During recent months, FMPO has been engaged in discussions with third parties regarding obtaining new financing for its existing debt, which has significant maturities beginning in January 1996 when $74 million becomes due. The new financing may involve issuing new debt, common or preferred equity investments or sales of assets. An objective in arranging new financing for FMPO will be to eliminate the FTX guarantee of FMPO's debt. In the event that FMPO's refinancing is not complete at the time of the FCX spinoff, an arrangement is being considered that would involve FCX's guaranteeing a significant portion of FMPO's debt pending completion of FMPO's refinancing. Based on an analysis, using generally accepted accounting principles, of the carrying amount in its financial statements of its investment in real estate assets, FMPO concluded that it should reduce these amounts through a $115 million pretax, noncash write-down in 1994.

     During 1993, FMPO sold all of its producing oil and gas properties and used the proceeds, a portion of which was received in 1994, to reduce its long-term debt.

McMoRan Oil & Gas Co. (MOXY). In May 1994, FTX's Board of Directors declared a special distribution of one common share of its newly formed, wholly owned subsidiary, MOXY for each ten FTX common shares. MOXY was organized for the purpose of carrying on substantially all of the oil and gas exploration activities previously conducted by FTX. The net assets transferred to MOXY at FTX's historical cost follow (in thousands):

Cash and short-term investments                                 $35,441
Property, plant and equipment                                    13,052
Other assets                                                     10,113
Current liabilities                                              (1,138)
                                                                -------
                                                                $57,468
                                                                =======

9.  PENSION AND OTHER EMPLOYEE BENEFITS
The FTX pension plan covers substantially all United States and certain overseas employees. Employees covered by collective bargaining agreements and most nonresident aliens, many of whom are covered by other plans, are not included. Benefits are based on compensation levels and years of service.
FTX funds its pension liability in accordance with Internal Revenue Service guidelines. Additionally, for those participants in the qualified defined benefit plan whose benefits are limited under federal income tax laws, FTX sponsors an unfunded, nonqualified plan. Information on the two plans follows:

                                                              December 31,
                                                       ----------------------
                                                           1994        1993
                                                        ---------   ---------
                                                             (In Thousands)
Actuarial present value of benefit obligations
  (projected unit credit method):
  Vested                                                $ 90,396    $  93,609
  Nonvested                                                1,643        2,236
                                                        --------    ---------
Accumulated benefit obligations                         $ 92,039    $  95,845
                                                        ========    =========

Projected benefit obligations (projected unit credit
 method)                                               $(114,599)   $(130,585)
Less plan assets at fair value                           108,326      107,917
                                                       ---------    ---------
Projected benefit obligations in excess of plan
  assets                                                  (6,273)     (22,668)
Unrecognized net (gain) loss from past experience
  different from that assumed                             (5,179)      16,518
Unrecognized prior service costs                           4,340        4,833
Unrecognized net asset at January 1, 1986,
  being recognized over 19 years                          (3,763)      (4,142)
                                                       ---------    ---------
Accrued pension cost                                   $ (10,875)   $  (5,459)
                                                       =========    =========

     In determining the present value of benefit obligations for 1994 and 1993, FTX used a 8.25 percent and 7 percent discount rate, respectively, a 5 percent annual increase in future compensation levels and a 9 percent average expected rate of return on assets.

     Net pension cost includes the following:

                                              1994          1993        1992
                                             ------       -------     -------
                                                     (In Thousands)
Service cost                                 $5,668       $ 8,573     $ 7,376
Interest cost on projected benefit
  obligations                                 9,008         9,739       8,609
Actual return on plan assets                    126        (9,388)    (10,220)
Net amortization and deferral                (8,814)        1,423       3,689
Termination benefits                          2,404            26       1,813
                                             ------       -------     -------
Net pension cost                             $8,392       $10,373     $11,267
                                             ======       =======     =======

     RTM has an unfunded contractual obligation to supplement the amounts paid to retired employees. Based on a discount rate of 8 percent, the accrued liability totaled $84.7 million at December 31, 1994. RTM expensed $6.8 million in 1994 and $5.2 million since its acquisition in 1993 for interest on this obligation. Cash payments were $7.8 million in 1994 and $8 million in 1993.

     The operator of IMC-Agrico maintains non-contributory pension plans that cover substantially all of its employees. As of July 1, 1994, FRP's share of the actuarial present value of the vested projected benefit obligation was $7.5 million based on a discount rate of 8.4 percent and a 5 percent annual increase in future compensation levels. As of December 31, 1994, these plans are unfunded. FRP's share of the expense related to these plans totaled $3.6 million in 1994 and $1.5 million in 1993.

     FTX provides certain health care and life insurance benefits for retired employees. The related expense totaled $13.9 million in 1994 ($1.5 million for service cost and $12.4 million in interest for prior period services), $12.4 million in 1993 ($1.9 million and $10.5 million, respectively) and $12.5 million in 1992 ($1.6 million and $10.9 million, respectively). Summary information of the plan follows:

                                                              December 31,
                                                          -------------------
                                                            1994       1993
                                                          --------   --------
Actuarial present value of accumulated                       (In Thousands)
  postretirement obligation:
  Retirees                                                $121,077   $118,418
  Fully eligible active plan participants                    9,750     14,066
  Other active plan participants                             5,105     14,083
                                                          --------   --------
Total accumulated postretirement obligation                135,932    146,567
Unrecognized net gain (loss)                                 4,470    (14,237)
                                                          --------   --------
Accrued postretirement benefit cost                       $140,402   $132,330
                                                          ========   ========

     The initial health care cost trend rate used was 11.5 percent for 1993, decreasing 0.5 percent per year until reaching 6 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 8.25 percent in 1994 and 7 percent in 1993. FTX has the right to modify or terminate these benefits.

     The operator of IMC-Agrico provides certain health care benefits for retired employees. At July 1, 1994, FRP's share of the accumulated postretirement obligation was $3.6 million, which was unfunded, with FRP's share of expense being $0.5 million in 1994 and $0.4 million in 1993. The initial health care cost trend rate used was 10.4 percent, decreasing gradually to 5.5 percent in 2003. The discount rate used was 8.4 percent. Employees are not vested and benefits are subject to change.

     FTX has an Employee Capital Accumulation Program which permits eligible employees to defer a portion of their pretax earnings. FTX also has an unfunded excess benefits plan for employees to defer amounts in excess of the limitations imposed by the Internal Revenue Code. FTX matches employee deferrals up to 5 percent of basic earnings through an investment in FTX common shares. FTX has other employee benefits plans, certain of which are related to its performance, which costs are recognized currently in general and administrative expense. The cost of these plans totaled $20.6 million in 1994, $7.6 million in 1993 and $15.9 million in 1992.

     As a result of the proposed FCX spinoff, FCX is currently in the process of establishing its own employee benefit and stock option plans and will assume certain liabilities associated with FTX's employee benefits and stock option plans.

10.  COMMITMENTS AND CONTINGENCIES
Litigation. While FTX is a defendant in various lawsuits incurred in the ordinary course of its businesses, management believes the potential liability in such lawsuits is not material or is adequately covered by insurance, third party indemnity agreements or reserves previously established. FTX maintains liability and other insurance customary in its businesses, with coverage limits deemed prudent.

Environmental. FTX makes expenditures at its operations for protection of the environment. FTX is subject to contingencies as a result of environmental laws and regulations. The related future cost is indeterminable due to such factors as the unknown timing and extent of the corrective actions that may be required and the application of joint and several liability. However, FTX believes that such costs will not have a material adverse effect on its operations or financial position.

     Estimated future expenditures to restore properties and related facilities to a state required to comply with environmental and other regulations are accrued over the life of the properties. The future expenditures are estimated based on current costs, laws and regulations. As of December 31, 1994, FRP had accrued $55 million for abandonment and restoration of its non-Main Pass sulphur assets, approximately one-half of which will be reimbursed by third parties, and $42.8 million for reclamation of land relating to mining and processing phosphate rock. FRP estimates that its share of abandonment and restoration costs of the Main Pass sulphur mine will approximate $35 million, $1.4 million of which had been accrued at December 31, 1994, with essentially all costs to be incurred after mine closure in approximately 30 years. Additionally, at December 31, 1994 FCX had an accrual of $12.9 million related to RTM's impending mine closure. These estimates are by their nature imprecise and can be expected to be revised over time due to changes in government regulations, operations, technology and inflation.

     In June 1994, a sinkhole was found at a phosphogypsum storage area at IMC-Agrico's New Wales, Florida facility. In addition, there was an earthen dam breach at two of its phosphate rock facilities in late 1994. IMC-Agrico accrued $10.8 million ($4.9 million net to FRP) during 1994 for costs to rectify these situations. While there is no evidence indicating underground water contamination in areas away from the facilities, this issue continues to be monitored. If there were contamination, which IMC-Agrico considers unlikely, the costs that would be required are uncertain and cannot be estimated at the present. If significant costs were incurred it would be necessary to determine the applicability of insurance coverage maintained by IMC-Agrico, and separately by FRP, and for the sharing of costs between the joint venture partners.

     FRP has an indemnification for environmental remediation costs in excess of an aggregate $5 million on certain identified sites (FRP has previously accrued the $5 million). The third party has assumed management of these sites. Based on FRP's review of the potential liabilities and the third party's financial condition, FRP concluded that it is remote that FRP would have any additional liability. FTX believes its exposure on other domestic abandoned environmental sites will not exceed amounts accrued and expects that any costs would be incurred over a period of years.

     FTX believes it is in compliance with all applicable Indonesian environmental laws, rules and regulations. Based on current Indonesian environmental regulations, eventual mine closure and reclamation costs for Irian Jaya mining operations are not expected to be material.

     RTM's expansion costs include approximately $18 million to modify and expand its sulphuric acid plants. Subsequent to expansion, RTM believes its facilities will be in compliance with all existing Spanish and European environmental standards.

Long-Term Contracts and Operating Leases. In June 1994, RTM signed a turnkey contract to expand its smelter capacity to 270,000 metric tons of metal per year by early 1996 at a cost of approximately $215 million, of which $154 million had not been incurred at December 31, 1994. In addition, RTM has commitments to purchase concentrate (excluding PT-FI) of 338,750 metric tons in 1995, 285,000 metric tons in 1996, 330,000 metric tons in 1997, 280,000 metric tons in 1998 and a total of 280,000 metric tons from 1999-2000, at market prices.

     In January 1995, FCX agreed in principle to form a joint venture, 20 percent owned by FCX, to develop a 200,000 metric tons of metal per year copper smelter in Gresik, Indonesia. Design is under way and construction is expected to begin in 1995, with operations commencing as soon as the second half of 1998. Alternatives for financing the estimated $550 million aggregate project cost, which excludes approximately $100 million of working capital, are being reviewed. It is contemplated that PT-FI would provide all of the smelter's concentrate requirements at market rates; however, for the first fifteen years of operations the treatment and refining charges would not fall below a certain minimum rate. FCX has also agreed to assign its earnings in the joint venture to support an after-tax return of 13 percent to the 70 percent partner, if necessary, for the first twenty years of commercial operations. Additionally, the 10 percent partner has an option, exercisable on the third anniversary of commercial operations, to require FCX to purchase its interest at a 10 percent annual return.

     FTX's minimum annual contractual charges under noncancellable long-term contracts and operating leases which extend to 2009 total $385.2 million, with $40 million in 1995, $38.5 million in 1996, $35.5 million in 1997, $32.9 million in 1998 and $31.9 million in 1999. Total rental expense under long-term contracts and operating leases amounted to $41.7 million in 1994, $43 million in 1993 and $31.4 million in 1992.

11.  FINANCIAL INSTRUMENTS
Summarized below are the financial instruments (including all derivative instruments) whose carrying amount is not equal to its fair value at December 31, 1994. Fair values are based on quoted market prices and other available market information.

                                                  Carrying       Fair
                                                   Amount       Value
                                                 ----------   ----------
                                                      (In Thousands)
Price protection program:
  Open contracts in asset position               $   25,165   $   84,602
  Open contracts in liability position              (98,900)    (234,134)
Debt:
  Long-term debt (Note 5)                        (1,671,294)  (1,677,087)
  Foreign exchange contracts:
    $U.S./Deutsche marks                               -           2,750
    $U.S./Spanish pesetas                              -           2,459
  Interest rate swaps                                  -          (6,409)
Redeemable preferred stocks (Note 2)               (500,007)    (437,999)

Price Protection Program. PT-FI has forward and option contracts to hedge the market risk associated with fluctuations in commodity prices. At December 31, 1994, PT-FI had sold forward 608.5 million pounds of copper at an average price of $0.92 per pound for delivery at various dates through March 1996. PT-FI also has call option contracts for 218.3 million pounds of copper from January-June 1995 with an average price of $0.98 per pound and put option contracts for 993.7 million pounds of copper from October 1995 to December 1996 at an average price of $0.87 per pound. Deferred gains on closed contracts at December 31, 1994 totaled $36.2 million.

     At December 31, 1994, RTM had sold forward 56,280 ounces of gold at $394.75 per ounce and 1,106,520 ounces of silver at $4.82 per ounce for 1995. RTM had also bought forward 2.5 million pounds of copper at $1.36 per pound to eliminate the copper price risk of its concentrate inventory. Additionally, RTM has written call option contracts on 19.8 million pounds of copper at an average price of $1.18 per pound to assure minimum price participations on a portion of its estimated 1995 concentrate purchases. A deferred loss of $1.6 million was recorded in 1994 resulting from RTM's repayment of one of its gold and silver loans.

Debt. Portions of RTM's smelter expansion contract are denominated in Deutsche marks and Spanish pesetas while the related financing is denominated in U.S. dollars. To eliminate exposure to fluctuations in foreign exchange rates, RTM entered foreign exchange contracts which mature through March 1996, totaling $73.8 million on 117 million Deutsche marks and $85.8 million on 11.8 billion Spanish pesetas at December 31, 1994.

     FTX and its affiliates entered into interest rate swaps to manage exposure to interest rate changes on a portion of its variable rate debt. Under 1986 interest rate exchange agreements, FTX pays an average fixed rate of 8.2 percent on $150.1 million of financing until April 1996. FTX and FRP pay an average fixed rate of 10.2 percent on interest rate exchange agreements entered into in late 1987 and early 1988 on $66.3 million of financing at December 31, 1994, reducing annually through 1999. PT-FI pays 8.3 percent on a 1991 agreement covering $71.4 million of financing at December 31, 1994, reducing annually through 1999. Under these interest swaps, FTX and its subsidiaries received an average interest rate of 4.4 percent in 1994, 3.4 percent in 1993 and 4.2 percent in 1992, resulting in additional interest costs of $13.1 million, $17.6 million and $12.2 million, respectively.

12.  SEGMENT FINANCIAL INFORMATION
FTX's business segments consist of the following: Metals, which includes FCX's Indonesian copper/gold operations and the RTM smelting operations in Spain; Agricultural Minerals, which includes FRP's fertilizer and sulphur businesses; and Energy, which includes the oil and gas operations of FTX and FRP. FTX's foreign operations are primarily conducted by FCX.

                                                        Agricultural
                                            Metals a      Minerals      Energy        Other       Total
1994                                       ---------     -----------    -------     ---------  ----------
----                                                                    (In Thousands)
Revenues                                   $1,212,284    $  730,391     $35,636      $  4,085  $1,982,396b
Production and delivery                       740,261       534,650      10,896        11,200   1,297,007
Depreciation and amortization                  75,100        33,811      20,755         3,047     132,713
Exploration expenses                           40,380          -          5,231         1,441      47,052
Gain on insurance settlement                  (32,602)         -           -             -        (32,602)
General and administrative expenses           109,011        38,148       7,810        12,421     167,390
                                           ----------    ----------     -------       -------  ----------
Operating income (loss)                    $  280,134    $  123,782     $(9,056)     $(24,024) $  370,836
                                           ==========    ==========     =======      ========  ==========
Capital expenditures                       $  737,714    $   20,278     $21,897      $ 20,576  $  800,465
                                           ==========    ==========     =======      ========  ==========
Total assets                               $3,040,197    $1,083,375     $42,830      $207,173  $4,373,575
                                           ==========    ==========     =======      ========  ==========

1993
----
Revenues                                   $  925,932    $  619,332     $ 56,680     $   8,637 $1,610,581b
Production and delivery                       566,765       544,448       13,012        17,480  1,141,705
Depreciation and amortization                  67,906        70,803       42,000        11,229    191,938
Exploration expenses                           33,748         2,261       26,708         2,363     65,080
Provision for restructuring charges            20,795        33,947       12,403          -        67,145
Loss on valuation and sale of
assets, net                                      -           14,802       (9,107)       58,419     64,114
General and administrative expenses            81,399        58,091       13,169        16,400    169,059
                                           ----------    ----------     --------     --------- ----------
Operating income (loss)                    $  155,319    $ (105,020)    $(41,505)    $ (97,254)$  (88,460)
                                           ==========    ==========     ========     ========= ==========

Capital expenditures                       $  453,122    $   46,270c    $ 40,394     $  28,411 $  568,197
                                           ==========    ==========     ========     ========= ==========

Total assets                               $2,116,653    $1,194,304     $ 68,062     $ 335,048 $3,714,067
                                           ==========    ==========     ========     ========= ==========

1992
----
Revenues                                   $  714,315    $  799,032     $127,799     $ 13,765  $1,654,911b
Production and delivery                       308,948       638,503       28,861        9,962     986,274
Depreciation and amortization                  48,272        66,299       79,942        7,869     202,382
Exploration expenses                           12,185         4,777       18,394        1,680      37,036
General and administrative
expenses                                       68,481        72,828       25,155       10,899     177,363
                                           ----------    ----------     --------     --------  ----------
Operating income (loss)                    $  276,429    $   16,625     $(24,553)    $(16,645) $  251,856
                                           ==========    ==========     ========     ========  ==========

Capital expenditures                       $  367,842    $  170,224c    $ 55,580     $ 48,160  $  641,806
                                           ==========    ==========     ========     ========  ==========

Total assets                               $1,694,005    $1,233,085     $180,987     $438,634  $3,546,711
                                           ==========    ==========     ========     ========  ==========

a. Includes the operations of RTM (Note 3) since its acquisition. RTM revenues totaled $536.7 million with operating income at breakeven during 1994 and identifiable assets of $536.6 million at December 31, 1994. Revenues totaled $288.4 million with an operating loss of $6.4 million during 1993 and identifiable assets of $352 million at December 31, 1993.
b. Export sales to Asia, Australia, Latin America and Canada approximated 15 percent, 13 percent and 20 percent of total revenues for 1994-1992, respectively. Sales to Japanese companies by FCX were 12 percent, 19 percent and 15 percent of total revenues for 1994-1992, respectively.
c. Includes Main Pass Sulphur development costs ($16.6 million in 1993 and $20.8 million in 1992) and capitalized interest ($11.1 million in 1993 and $17.7 million in 1992) prior to becoming operational for accounting purposes in 1993.

13.  SUPPLEMENTARY MINERAL RESERVE, PRODUCTION AND SALES INFORMATION
     (UNAUDITED)
Proved and probable mineral reserves, including proved oil reserves, follow:
                                                   December 31,
                                  --------------------------------------------
                                    1994    1993      1992     1991     1990
                                  -------  -------   -------  -------  -------
                                                 (In Thousands)
Copper-thousands of recoverable
  pounds a                         28,000   26,800    20,900   21,800  13,900
Gold-recoverable ouncesa           39,700b  39,500b   32,100   32,400  19,500
Silver-recoverable ounces a        84,000b  85,200b   44,700   50,000  34,700
Sulphur-long tons c                41,018   38,637    41,570   42,780  44,125
Phosphate rock-short tons d       206,661  215,156   208,655  206,183 205,752
Oil-barrelse                        7,279    9,962    13,861   18,496  18,785

a. Recoverable content reflects an estimated recovery rate of 90 percent for copper, 80 percent for gold and 70 percent for silver, less normal smelting and refining allowances.
b. Includes 0.1 million ounces of gold and 3.2 million ounces of silver for 1994, and 0.4 million ounces of gold and 8.5 million ounces of silver for 1993 attributable to RTM.
c. Includes 41 million tons in 1994, 38.6 million tons in 1993, 39 million tons in 1992 and 39.1 million tons in 1991 and 1990, net to FRP before royalties, at Main Pass, subject to a 12.5 percent federal royalty based on net mine revenues.
d. For 1994 and 1993, represents FRP's share, based on its Capital Interest ownership, of the IMC-Agrico reserves. Contains an average of 68 percent bone phosphate of lime.
e.      Reflects only Main Pass reserves.

     Production, sales and average realized prices follow.

                               1994     1993       1992       1991      1990
METALS                       -------   -------    -------    -------   -------
PT-FI                           (In Thousands, Except Average Realizations)
Copper (recoverable pounds)
  Production                 710,300    658,400   619,100    466,700   361,800
  Sales                      700,800    645,700   651,800    439,700   348,000
  Average realized price a     $1.02       $.90     $1.03      $1.01     $1.20
Gold (recoverable ounces)
  Production                     784        787       641        421       284
  Sales                          795        763       679        398       273
  Average realized price     $381.13    $361.74   $340.11    $358.76   $378.30
Silver (recoverable ounces)
  Production                   1,305      1,541     1,643      1,568     1,749
  Sales                        1,335      1,481     1,804      1,621     1,664
  Average realized price       $5.08      $4.15     $3.72      $3.87     $4.61
RTM (since acquisition)
Smelter operations
  Concentrate treated
    (metric tons)                485        330
  Anode production (pounds)  347,500    299,300
  Cathode production (pounds)312,100    227,300
Gold operations
  Production (recoverable ounces)173        133
  Average realized price     $363.05    $337.33
AGRICULTURAL MINERALS
Phosphate fertilizers (short tons)b
  Diammonium phosphate
    Sales:
      Florida                  1,081
      Louisiana                  970
      Other                      217
                              ------
          Total sales          2,268      2,303     2,760      2,841     2,568
    Average realized price:c
      Florida                $146.53
      Louisiana               152.48
  Monoammonium phosphate
    Sales:
      Granular                   298        423       509        476       438
      Powdered                   162         55
    Average realized price:c
      Granular               $158.54
      Powdered                129.24
  Granular triple superphosphate
    Sales                        465
    Average realized pricec  $114.76        565       715        710       717
Phosphate rock (short tons)b
    Sales                      4,373
    Average realized price c  $21.38      3,840     3,441      2,247     1,455
Sulphur (long tons)
    Sales d                    2,088      1,973     2,346      2,528     2,491
ENERGY
Oil (barrels)
    Sales                      2,534      3,443     4,884        351      -
    Average realized price    $13.74     $14.43    $15.91     $13.34      -


a. Excludes adjustments for prior year concentrate sales or price protection program costs. Excluding amounts recognized under PT-FI's price protection program, the realization for 1994 and 1993 would have been $1.15 and $0.82 per pound, respectively.
b. Certain information prior to the formation of IMC-Agrico was not recorded on a basis consistent with that currently being presented and therefore is not available. Reflects FRP's 46.5 percent share of the IMC-Agrico assets for the year ended June 30, 1994, while FRP received 58.6 percent of the cash flow generated during such period. FRP's share of the IMC-Agrico assets for the year ended June 30, 1995 is 45.1 percent, while FRP will receive 55 percent of the cash flow.
c.  Represents average realization f.o.b. plant/mine.
d.  Includes 739,900 tons, 1,138,800 tons, 1,654,300 tons, 1,612,400 tons and
    1,564,000 tons for 1994-1990, respectively, which represent internal consumption and Main Pass start-up sales that are not included in sales for accounting purposes.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
                                                             Net Income (Loss)
                                               Net Income     Per Common Share
                                                 (Loss)      -----------------
                                Operating    Applicable To              Fully
                    Revenues  Income (Loss)   Common Stock   Primary   Diluted
                   ---------- -------------  -------------   -------   -------
                           (In Thousands, Except Per Share Amounts)
1994
  1st Quartera     $  449,594     $ 65,522      $  12,373     $ .09     $ .09
  2nd Quarterb        468,398       72,304          4,634       .03       .03
  3rd Quarterc        503,187       88,289          6,044       .04       .04
  4th Quarterd        561,217      144,721         18,392       .13       .13
                   ----------     --------      ---------
                   $1,982,396     $370,836      $  41,443       .30       .30
                   ==========     ========      =========
1993
  1st Quartere     $  300,821     $(45,516)     $ (55,346)    $(.39)    $(.39)
  2nd Quarterf        421,818     (158,439)       (77,379)     (.54)     (.54)
  3rd Quarterg        402,353      101,335         26,786       .19       .19
  4th Quarterh        485,589       14,160        (20,264)     (.14)     (.14)
                   ----------     --------      ---------
                   $1,610,581     $(88,460)     $(126,203)     (.89)     (.89)
                   ==========     ========      =========

a. Includes a $44 million gain ($28.6 million to net income or $0.20 per share) on the conversion of FCX securities and a $5.5 million charge to net income ($0.04 per share) related to early extinguishment of debt.
b. Includes a $26 million gain ($16.9 million to net income or $0.12 per share) on the distribution of FCX securities and a $3.6 million charge to net income ($0.03 per share) related to early extinguishment of debt.
c. Includes a $25.8 million gain ($16.7 million to net income or $0.12 per share) on the distribution of FCX securities and a $10.9 million minority interest charge ($7.1 million to net income or $0.05 per share) because FTX did not receive its proportionate share of FRP distributions.
d. Includes gains of $19 million ($12.4 million or $0.09 per share) on the distribution of FCX securities and $32.6 million ($11.9 million to net income or $0.09 per share) from an insurance settlement on the June 1993 ore pass cave-in, net of a $15.6 million minority interest charge ($10.1 million to net income or $0.07 per share) because FTX did not receive its proportionate share of FRP distributions.
e. Includes a $47.4 million charge ($18.5 million to net income or $0.13 per share) related to administrative restructuring costs and the sale of FRP's producing geothermal assets, and an $8 million gain ($5.3 million to net income or $0.04 per share) related to the conversion of FCX notes. Also includes a $20.7 million charge ($0.15 per share), net of taxes and minority interests, for the cumulative effect of changes in accounting principle.
f. Includes a $165.6 million charge ($74.6 million to net income or $0.52 per share) related to restructuring, asset recoverability and other related charges. Also includes a $25.3 million gain ($16.7 million to net income or $0.12 per share) related to the conversion of FCX notes.
g. Includes a $70.2 million gain ($46.1 million to net income or $0.32 per share) primarily from the sale of an oil and gas property.
h. Includes a $64.3 million charge ($22.8 million to net income or $0.16 per share) primarily related to the recoverability of FRP's Main Pass oil investment, a $10.7 million gain ($3.6 million to net income or $0.03 per share) from FRP's sale of certain previously mined phosphate rock acreage and a $13.7 million gain ($8.9 million to net income or $0.06 per share) related to the conversion of FCX notes.




                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF FREEPORT-McMoRan INC.:
We have audited the accompanying balance sheets of Freeport-McMoRan Inc. (the Company), a Delaware Corporation, and consolidated subsidiaries as of December 31, 1994 and 1993, and the related statements of operations, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of IMC-Agrico Company (the Joint Venture). The Company's share of the Joint Venture constitutes 12 percent and 16 percent of assets and 33 percent and 15 percent of revenues of the Company's totals as of December 31, 1994 and 1993 and the years then ended, respectively. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for the Company's interest in the Joint Venture, is based solely on the report of the other auditors.

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

    In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Freeport-McMoRan Inc. and consolidated subsidiaries as of December 31, 1994 and 1993 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in Notes 6 and 1 to the consolidated financial statements, effective January 1, 1992, the Company changed its method of accounting for income taxes, and effective January 1, 1993, changed its method of accounting for periodic scheduled maintenance costs, deferred charges, and costs of management information systems.

                                    Arthur Andersen LLP
New Orleans, Louisiana,
  January 24, 1995





Common Shares. Our common shares trade on the New York Stock Exchange (NYSE) under the symbol FTX. The FTX share price is reported daily in the financial press under "FrptMc" in most listings of NYSE securities. At year-end 1994 the number of holders of record of our common stock was 25,076.

    Common share price ranges on the NYSE composite tape during 1994 and 1993:

                                         1994                  1993
                                 -------------------    ------------------
                                   High        Low        High       Low
                                  ------      ------     ------     ------
First Quarter                     $21.75      $18.75     $22.63     $17.00
Second Quarter                     19.75       16.25      22.25      18.13
Third Quarter                      20.00       16.13      19.38      17.50
Fourth Quarter                     19.88       16.75      19.88      15.75


Restructuring Plan/Common Share Dividends. On May 3, 1994 FTX announced a restructuring plan to separate its two principal businesses, copper/gold and agricultural minerals, into two independent financial and operating entities. At the same time, FTX announced that during the interim period it would distribute common shares of FCX to FTX common shareholders in lieu of cash dividends. Each FTX shareholder entitled to receive a fractional share was paid cash in lieu of the fractional share. Subsequent to the completion of the restructuring plan, the FTX Board of Directors will determine a new dividend policy for FTX which will depend on the financial performance of FRP. For the first quarter of 1994 and for 1993 our Board of Directors fixed the amount of the regular quarterly common stock cash dividend at $0.3125 per common share.

    On May 12, 1994, the Board of Directors declared a special pro-rata distribution of one share of MOXY common stock for each 10 shares of FTX common stock. Each shareholder entitled to receive a fractional share was paid cash in lieu of the fractional share.

    Cash and property dividends paid during 1994 and 1993:

                                    1994
----------------------------------------------------------------------
DIVIDEND PER FTX SHARE               RECORD DATE          PAYMENT DATE
----------------------               -------------        ------------
$.3125                               Feb. 15, 1994        Mar. 1, 1994
1/80 FCX share*                      May  16, 1994        Jun. 1, 1994
1/10 MOXY share*                     May  20, 1994        May 20, 1994
1/80 FCX share*                      Aug. 15, 1994        Sep. 1, 1994
1/80 FCX share*                      Nov. 15, 1994        Dec. 1, 1994

* Below is a summary of the cost basis of shares for the property dividends.

                                       Cost Basis        Cash in Lieu Rate For
Record Date         Share              Per Share           Fractional Share
------------        -----              ----------        ---------------------
May 16, 1994        FCX                  $24.1875               $24.4375
May 20, 1994        MOXY                   4.5000                 5.4933
Aug. 15, 1994       FCX                   22.7500                21.0625
Nov. 15, 1994       FCX                   20.0625                22.0625


                                    1993
-----------------------------------------------------------------------
DIVIDEND PER FTX SHARE               RECORD DATE          PAYMENT DATE
----------------------               -------------        ------------
$.3125                               Feb. 15, 1993        Mar. 1, 1993
 .3125                               May  14, 1993        Jun. 1, 1993
 .3125                               Aug. 16, 1993        Sep. 1, 1993
 .3125                               Nov. 15, 1993        Dec. 1, 1993