Form 10-K405, Exhibit 13
period 1995-12-31
FREEPORT MCMORAN INC
filed 1996-03-29
CIK 351116

EXHIBIT 13.1



                      SELECTED FINANCIAL AND OPERATING DATA

                       1995        1994         1993      1992        1991
                    ----------  ----------  ---------- ----------  ----------
                     (Financial Data In Millions, Except Per Share Amounts)
FINANCIAL DATA a
Years Ended December 31:
Revenues              $995.9      $770.1      $684.7      $940.6     $1,111.7
Operating income
 (loss)                182.9        91.9      (243.4)      (24.6)        45.7
Net income (loss) from:
  Operations           $25.3b     $(35.1)b    $(77.0)     $(27.3)       $36.3
  Discontinued
   operations          340.4       107.7        35.4       215.1         50.9
  Nonrecurring
   gains/
   (losses),
   net c                67.1           -       (48.6)          -          5.0
  Changes in accounting
   principle and
   extraordinary
   loss                    -        (9.1)      (13.6)          -        (51.2)
  Preferred
   dividends           (42.3)d     (22.1)      (22.4)      (18.7)         (.9)
                       -----       -----      ------      ------       ------
Net income (loss)
 applicable to
 common stock         $390.5      $ 41.4     $(126.2)     $169.1       $40. 1
                      ======     =======    ========     =======       ======


Net income (loss) per primary share from:

  Operations            $.97b     $(1.51)b    $(3.26)     $(1.13)       $1.56
  Discontinued
   operations          13.05        4.64        1.50        8.93         2.19
  Nonrecurring
   gains/(losses),
   net c                2.57           -       (2.06)          -          .21
  Changes in accounting
   principle and
   extraordinary
   loss                    -        (.39)       (.58)          -        (2.20)
  Preferred
   dividends           (1.62)d      (.95)       (.95)       (.78)        (.04)
                       -----        ----        ----        ----         ----
Net income
 (loss)
 applicable to
 common stock         $14.97       $1.79      $(5.35)      $7.02        $1.72
                      ======      ======      ======      ======        =====


Average common
 shares
 outstanding            26.1        23.2        23.6        24.1         23.3

Dividends per common share:
  Cash                  $.18      $1.875       $7.50       $7.50        $7.50
  Property e          108.41       7.768           -        1.05            -
                     -------       -----      ------       -----       ------
                     $108.59      $9.643       $7.50       $8.55        $7.50
                    ========     =======      ======      ======       ======
At December 31:
Property, plant
 and equipment,
 net                  $999.8      $964.5    $1,102.8    $1,271.2     $1,647.5
Long-term debt,
 less current
 portion               359.5     1,122.1     1,082.8       785.5      1,308.0
Minority interest      196.0       217.8       239.8       418.6        206.5
Stockholders'
 equity                191.9      (230.5)         .6       346.0        388.3
Total assets         1,320.5     1,649.4     1,888.6     2,157.4      2,587.5

OPERATING
Phosphate fertilizers -primarily  diammonium phosphate (DAP)
  Sales
   (short tons) f  3,427,700   3,193,400   3,346,600   3,984,000    4,027,000
  Average
   realized
   price g
    All phosphate
     fertilizers     $169.07     $144.13     $110.03     $127.27      $147.10
    DAP               175.11      149.32      113.09      132.11       154.07
Phosphate rock
  Sales
   (short tons)f   4,470,400   4,373,400   3,840,300   3,440,500    2,247,000
  Average
   realized
   price g            $22.53      $21.38      $22.02      $26.96       $28.21
Sulphur
  Sales
   (long tons) h   3,049,700   2,087,800   1,973,200   2,346,100    2,528,200
Oil
  Sales (barrels)  2,217,600   2,533,700   3,443,000   4,884,000      350,800
  Average
   realized price     $15.82      $13.74      $14.43      $15.91       $13.34



                      FREEPORT-McMoRan INC.

              SELECTED FINANCIAL AND OPERATING DATA

                              NOTES

a. Restated to reflect copper/gold business activities as discontinued operations. Also reflects the one-for-six reverse stock split approved in October 1995.

b. Includes minority interest charges totaling $14.4 million ($0.55 per share) in 1995 and $17.2 million ($0.74 per share) in 1994 because FTX was not paid its proportionate share of FRP distributions. Also includes stock option charges totaling $5 million ($0.19 per share) in 1995 caused by the rise in FTX's common stock price during the year.

c. In 1995 includes gains primarily related to the settlement of certain insurance claims ($5.3 million or $0.20 per share), a tax benefit attributable to the reversal of certain tax accruals no longer required ($62.8 million or $2.41 per share) and a charge for an early retirement program ($1 million or $0.04 per share); in 1993 includes the loss on restructuring activities and valuation and sale of assets; and in 1991 includes an insurance settlement gain ($7.3 million or $0.31 per share), net of a loss on the valuation of assets ($2.3 million or $0.10 per share).

d. Includes a $33.5 million charge ($1.29 per share) resulting from the $4.375 Convertible Exchangeable Preferred Stock exchange offer.

e.   Reflects the fair market value of property distributions
(FCX in 1995 and 1994, MOXY in 1994 and FMPO in 1992).

f. Reflects FRP's 43.6 percent, 45.1 percent and 46.5 percent share of IMC-Agrico assets for the years ended June 30, 1996 - 1994, respectively, while FRP received 53.1 percent, 55 percent and 58.6 percent, respectively, of the cash flow generated during such periods.

g.   Represents average realization f.o.b. plant/mine.

h. Includes internal consumption totaling 754,400 tons, 739,900 tons, 1,138,800 tons, 1,654,300 tons and 1,612,400 tons for
1995-1991, respectively.

                      FREEPORT-McMoRan Inc.

              MANAGEMENT'S DISCUSSION AND ANALYSIS

     In July 1995, Freeport-McMoRan Inc. (FTX) declared a special tax-free dividend of the Class B common stock of Freeport-McMoRan Copper & Gold Inc. (FCX) to FTX common stockholders (Note 3), completing a restructuring plan to separate its copper/gold and agricultural minerals businesses into two independent financial and operating entities. Prior to the distribution, FTX completed certain recapitalization activities, including the sale of 23.9 million FCX Class A common shares for net proceeds of $497.2 million, the conversion/redemption of FTX's preferred stock and publicly held debt securities (Notes 4 and 7) and the repayment of FTX's parent company bank borrowings. FTX also obtained a new credit facility following the FCX distribution which provides greater financial flexibility and reduced financing costs.

     FTX's ongoing business operations now essentially consist of its 51.5 percent ownership in Freeport-McMoRan Resource Partners, Limited Partnership (FRP). FRP has benefited from the favorable pricing trends for its phosphate fertilizer products which began in mid-1993 and have continued through 1995, as evidenced by its dramatically improved operating results and significantly higher operating cash flow. Phosphate fertilizer market fundamentals continue to remain positive with the anticipation of increased global demand coupled with a currently tight supply/demand situation. As a result, Standard & Poor's raised FRP's senior debt rating to an investment grade of BBB-, serving to reduce financing costs.

     During 1995, FRP built on its already strong asset base by participating in two separate acquisitions (Note 5); the purchase of Pennzoil Co.'s Culberson sulphur mine and related assets, and the IMC-Agrico Company (IMC-Agrico) purchase of the animal feed ingredients business of Mallinckrodt Group Inc. Both acquisitions served to strengthen FRP's strategic market position. The Pennzoil transaction added both sulphur reserves and a significant sulphur transportation system. The Mallinckrodt animal feed ingredients business is one of the world's largest producers of phosphate-based animal feed ingredients with an annual capacity in excess of 700,000 tons. This business is IMC-Agrico's largest phosphoric acid customer, consuming nearly 300,000 tons per year or about seven percent of IMC-Agrico's capacity. FRP continues to evaluate additional growth opportunities.

RESULTS OF OPERATIONS

Because FTX no longer owns any interest in FCX, FTX's financial results were restated to reflect FCX's copper/gold business as discontinued operations. Additionally, in October 1995, FTX effected a one-for-six reverse split of its common stock. Accordingly, all common and per share amounts have been restated.

                                      1995          1994          1993
                                   ----------    ----------    ----------
                                                (In Millions)
Revenues                           $    995.9    $    770.1    $    684.7
Operating income (loss)                 182.9          91.9        (243.4)
Net income (loss) from:
  Operations                       $     25.3a   $    (35.1)a  $    (77.0)
  Discontinued operations (Note 3)      340.4         107.7          35.4
  Nonrecurring gains/
    (losses), net                        67.1b            -         (48.6)c
  Changes in accounting
    principle and extraordinary
    loss                                    -          (9.1)        (13.6)
  Preferred dividends                   (42.3)d       (22.1)        (22.4)
                                   ----------    ----------    ----------
Net income (loss)
  applicable to  common stock      $    390.5    $     41.4    $   (126.2)
                                   ==========    ==========    ==========

a. Includes minority interest charges totaling $14.4 million in 1995 and $17.2 million in 1994 because FTX was not paid its proportionate share of FRP distributions, and stock option charges of $5 million in 1995.

b. Consists of a $5.3 million gain (included in other income) primarily related to the settlement of certain insurance claims, a $62.8 million tax benefit and a $1 million charge for an early retirement program.

c. Consists of restructuring, asset sales/recoverability and other related charges.

d.   Includes a $33.5 million charge resulting from the $4.375
Convertible Exchangeable Preferred Stock exchange offer (Note 7).

1995 Compared With 1994. FTX benefited from the significant strengthening in the phosphate fertilizer markets throughout 1995 and the expansion of its sulphur production capacity (see Selected Financial and Operating Data), resulting in higher
revenues and improved operating results.     Depreciation and
amortization for 1995 decreased $9.6 million from the 1994 amount, primarily caused by a $10.5 million decline relating to FRP's disproportionate interest in the IMC-Agrico joint venture cash distributions, partially offset by a $2.7 million increase resulting from the acquired sulphur assets.

     General and administrative expenses for 1995 increased by $19.6 million, primarily because of $15.5 million in stock option charges resulting from the rise in FTX's common stock price during the year (Note 7) and $3 million for an early retirement program.

     Interest expense decreased from 1994 as a result of the significant reduction in average debt levels brought about by
FTX's recapitalization efforts.    Income taxes for 1995 include
a $62.8 million benefit attributable to the reversal of certain tax accruals no longer required because of the resolution of certain federal and state tax issues and the realization of tax
credits not previously recognized (Note 6).       Minority
interest's share of net income for 1995 rose reflecting the increased level of earnings at FRP and includes a $23 million charge ($26.5 million in 1994) because FTX was not paid its proportionate share of FRP distributions (Note 2).

Agricultural Minerals Operations - FTX's agricultural minerals operations, which include FRP's fertilizer and phosphate rock operations (conducted through IMC-Agrico) and its sulphur business, reported 1995 operating income of $205.9 million on revenues of $960 million compared with operating income of $123.8 million on revenues of $730.4 million in 1994. Significant items impacting operating income are as follows (in millions):

Agricultural minerals operating income -1994        $    123.8
                                                    ----------
Increases (decreases):
  Sales volumes                                           81.3
  Realizations                                           147.7
  Other                                                    0.6
                                                    ----------
    Revenue variance                                     229.6
  Cost of sales                                         (135.4)a
  General and administrative                             (12.1)b
                                                    ----------
                                                          82.1
                                                    ----------
Agricultural minerals operating income -1995        $    205.9
                                                    ==========

a. Includes a reduction to depreciation and amortization of $26.3 million and $15.8 million for 1995 and 1994, respectively, caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

b. Includes $10.3 million of the stock option charge discussed above.

     FRP's 1995 phosphate fertilizer sales volumes were 7 percent higher than those in 1994, with IMC-Agrico experiencing continued excellent export demand and strong domestic sales for diammonium phosphate (DAP), its principal fertilizer product. The increased demand resulted in IMC-Agrico phosphate fertilizer facilities operating near capacity for the majority of 1995. Despite recent industrywide capacity utilization above 100 percent, domestic phosphate fertilizer producer inventories remain below normal. This tight supply/demand situation is reflected in improved phosphate fertilizer realizations, with FRP's average DAP realization increasing 17 percent from 1994. FRP's 1995 DAP realizations included large forward sales to China at prices which were ultimately below market prices at the time of shipment. FRP's phosphate fertilizer unit production costs were increased from 1994, reflecting higher raw material costs for ammonia and phosphate rock.

     Fertilizer prices continued to rise during the fourth quarter of 1995 and are expected to remain firm for the near term, as the increased global demand for phosphate fertilizers comes at a time when essentially no operable idle capacity exists. Furthermore, worldwide grain stocks are projected to be at their lowest-ever levels in the upcoming fertilizer season, strengthening grain prices and improving the outlook for this spring's fertilizer use. As a result, strong domestic demand is anticipated to continue into the spring with an expected 13 percent increase in planted corn acreage. Additionally, in late 1995 IMC-Agrico reached an agreement with China providing for significant shipments of DAP throughout 1996 at market-related prices at the time of shipment.

     FRP's 1995 phosphate rock sales volumes were slightly higher than in 1994. Increased demand from phosphate fertilizer producers and the addition of a long-term supply contract in October 1994 were offset by the expiration of a contract in October 1995 providing annual sales of 1.5 million tons net to FRP. Because of the low margin associated with sales under the expired contract, the impact to FRP's earnings is not significant.

     FRP's increased sulphur production capacity resulting from the Culberson mine purchase, combined with continued strong demand from the domestic phosphate fertilizer industry, resulted in a 46 percent increase in sales volumes. FRP also benefited from the strengthening in Tampa, Florida sulphur prices during 1995. To the extent U.S. phosphate fertilizer production remains strong, improved sulphur demand is expected to continue, although the availability of Canadian sulphur limits the potential for significant price increases. Main Pass unit production costs for 1995 were virtually unchanged from 1994.

Oil and Gas Operations - In mid-1994, FTX distributed substantially all its non-Main Pass oil and gas exploration activities to its common stockholders as part of the McMoRan Oil & Gas Co. (MOXY) distribution (Note 5). Since then, FTX's only significant oil and gas operation is FRP's production of oil at Main Pass, as follows:

                                      1995           1994
                                    ---------     ---------
Sales (barrels)                     2,217,600     2,533,700
Averaged realized price                $15.82        $13.74
Operating income (in millions)           $1.9          $2.8

     In 1995, Main Pass oil operating income was impacted by $1.8 million for the previously discussed stock option charge. Net production for 1996 is estimated to approximate 1995 levels, as drilling activities are expected to generate production sufficient to offset declining reservoir production.

1994 Compared With 1993. FTX's 1994 results primarily reflect the improvement in the phosphate fertilizer market during the year and the benefits from the formation of IMC-Agrico and other restructuring activities undertaken in 1993, discussed below. Partially offsetting these positive factors were increased raw material prices for ammonia and reduced oil sales volumes.

     During 1993, FTX undertook a restructuring of its administrative organization. This restructuring represented a major step by FTX to lower the costs of operating and administering its businesses in response to weak market prices of commodities produced by its operating units. As part of this restructuring, FTX significantly reduced the number of employees engaged in administrative functions, changed its management information systems environment to achieve efficiencies, reduced its needs for office space, outsourced a number of administrative functions and took other actions to lower costs. The restructuring process resulted in FTX incurring certain one-time costs (Note 10).

     Depreciation and amortization during 1994 declined by $67.3 million compared with 1993, primarily consisting of a $26.6 million decrease relating to the disproportionate interest in IMC-Agrico cash distributions, a $15.3 million reduction from Main Pass oil operations caused by the decline in sales volumes between periods and the $18.7 million in restructuring charges recorded in 1993. These decreases were partially offset by a $6 million increase in sulphur depreciation because of higher Main Pass sulphur production.

     General and administrative expenses reflect the benefits from the formation of IMC-Agrico and the other 1993 restructuring activities. The 1993 amount includes $9.5 million in restructuring related charges. Interest expense in 1994 increased as a result of the Main Pass sulphur project becoming operational for accounting purposes in July 1993 (previously, related interest costs totaling $11.1 million in 1993 were
capitalized) and rising interest rates.      See Note 6 to the
financial statements for information on the provision for income taxes. Minority interest's share of net income reflected a $26.5 million charge in 1994 because FTX was not paid its proportionate share of distributions from FRP.

     FTX's 1994 earnings include a $9.1 million charge from the early extinguishment of debt (Note 4). Earnings for 1993 include a $13.6 million charge for the cumulative effect of changes in accounting principle for periodic scheduled maintenance costs, deferred charges and costs of management information systems (Note 1). These changes were adopted to improve the measurement of operating results by recognizing cash expenditures as expense when incurred unless they directly relate to long-lived additions. These changes did not have a material impact on operating income.

Agricultural Minerals Operations - FTX's agricultural minerals operations reported 1994 operating income of $123.8 million on revenues of $730.4 million compared with an operating loss of $105 million on revenues of $619.3 million in 1993. Significant items impacting operating income are as follows (in millions):

Agricultural minerals operating loss -1993          $   (105.0)
                                                    ----------
Increases (decreases):
  Sales volumes                                           15.8
  Realizations                                           102.7
  Other                                                   (7.4)
                                                    ----------
    Revenue variance                                     111.1
  Cost of sales                                           46.8a,b
  1993 provision for restructuring charges                33.9
  1993 loss on valuation and sale of assets, net          14.8
  General and administrative and other                    22.2a
                                                    ----------
                                                         228.8
                                                    ----------
Agricultural minerals operating income -1994        $    123.8
                                                    ==========

a. 1993 included $17.5 million in cost of sales and $7.3 million in general and administrative expenses resulting from the restructuring project.

b. 1994 included a $15.8 million reduction and 1993 included a $10.8 million increase to depreciation and amortization caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

     FRP's 1994 phosphate fertilizer sales volumes were slightly below 1993 levels. Producer inventories remained at prior year levels despite a rise in industrywide production. As a result, phosphate fertilizer prices rose sharply from the near 20-year lows experienced during 1993, with FRP's average DAP realization increasing 32 percent. Unit production costs benefited from efficiencies at IMC-Agrico, somewhat offset by higher raw material prices for ammonia.

     FRP's phosphate rock sales volumes rose 14 percent during 1994, reflecting increased demand and the advent of a supply contract in October 1994 adding annual sales of approximately 0.8 million tons net to FRP through 2004.

     Main Pass sulphur production increased during 1994, reducing unit production costs below 1993 levels. With increased Main Pass production, FRP ceased operating the marginally profitable Caminada mine in January 1994. Average sulphur realizations for 1994 were lower, reflecting the decline in prices which occurred throughout 1993. However, improved phosphate fertilizer operating rates, coupled with reduced imports, resulted in sulphur price increases during the second half of 1994.

Oil and Gas Operations - FTX's non-Main Pass oil and gas operations generated a 1994 loss of $11.9 million, including exploration expense of $5.2 million. Earnings for 1993 totaled $20 million as FTX recognized a $69.1 million gain from the $95.3 million cash sale of the undeveloped reserves discovered at East Cameron Blocks 331/332 offshore Louisiana, partially offset by exploration expense of $22.3 million and $24.4 million of charges resulting from the restructuring project.

     Main Pass oil operations achieved the following:

                                             1994           1993
                                            ---------     ---------
Sales (barrels)                             2,533,700     3,443,000
Average realized price                         $13.74        $14.43
Operating income (in millions)                   $2.8        $(61.5)

     Main Pass oil production was limited during 1994 because of a redevelopment program which involved drilling two additional wells and recompleting three existing wells. Oil realizations recovered somewhat from the significant decline which occurred in late 1993. The 1993 price decline resulted in a $60 million charge to FRP's earnings for the excess net book value of its oil assets over the estimated future net cash flow to be received.

CAPITAL RESOURCES AND LIQUIDITY

FTX's recapitalization and restructuring activities significantly reduced its parent company obligations. However, FTX still has certain cash requirements related to its past business activities, including oil and gas payments and employee benefit liabilities. It potentially could also have future cash requirements relating to its FM Properties Inc. debt guarantee (Note 9). FTX anticipates that its cash distributions from FRP and amounts available to it under the new credit facility will be sufficient to meet these obligations. The new credit facility provides $400 million of credit available to FTX/FRP ($183 million of additional borrowings available at February 6, 1996), $75 million of which is available to FTX as the holding company. In August 1995, the FTX Board of Directors established a new dividend policy for FTX common stock, declaring a regular quarterly cash dividend of 9 cents per common share. The new dividend policy allows FTX to use additional available funds to purchase FTX stock, purchase FRP units and/or invest in new growth opportunities. The timing of FTX stock and FRP unit purchases is dependent upon many factors, including their price, FTX's financial condition and general economic and market factors.

     FTX is primarily a holding company and its main source of cash flow is distributions from its ownership in FRP. Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 before any distributions may be made to FTX. On January 19, 1996, FRP declared a distribution of 62.5 cents per publicly held unit ($31.3 million) and 67.35 cents per FTX-owned unit ($35.9 million), payable February 15, 1996, reducing the unpaid distributions to FTX by $2.6 million. The remaining $379.9 million of unpaid distributions to FTX are recoverable from one-half of any excess of future quarterly FRP distributions over 60 cents per unit for all units. FRP's future distributions will be dependent on the distributions received from IMC-Agrico and cash flow from FRP's sulphur and oil operations. Distributable cash in January 1996 included $64.3 million from IMC-Agrico. Future distributions from IMC-Agrico will depend primarily on the phosphate fertilizer market, discussed earlier, and FRP's share of IMC-Agrico cash distributions (Current Interest). FRP's Current Interest is presently 53.1 percent through June 30, 1996, changing to 53.5 percent for the twelve months ended June 30, 1997 and declining to 40.6 percent thereafter. However, in January 1996 FRP and its joint venture partner in IMC-Agrico agreed to an increase in FRP's Current Interest of 0.85 percent and a modification of certain product pricing between IMC-Agrico and the joint venture partner. This agreement is subject to the joint venture partner consummating a merger.

     Net cash provided by (used in) continuing operations was $241 million in 1995 (excludes $138.6 million from discontinued operations), $170.6 million in 1994 (excludes $336.2 million from discontinued operations) and $(41.2) million in 1993 (excludes $158.5 million from discontinued operations). These increases primarily reflect the improvement in FRP's agricultural minerals earnings. Also benefiting the 1995 and 1994 periods were working capital reductions achieved by IMC-Agrico and the sale of receivables (Note 1).

     Net cash used in investing activities totaled $368.9 million for 1995, $694.2 million for 1994 and $429 million for 1993, which included significant expenditures by its discontinued operations. Based on current estimates, capital expenditures related to the FRP operations will approximate $45 million for 1996. Capital expenditures for the non-FRP continuing operations have declined significantly following the MOXY distribution. Investing cash flows for 1995 also included the Mallinckrodt acquisition. Sales of various non-core assets generated proceeds of $26.9 million in 1995, $112 million in 1994 and $145.2 million in 1993.

     Net cash provided by (used in) financing activities totaled $(14) million for 1995, $207.2 million for 1994 and $(30) million for 1993. Net debt repayments (including debt offerings, redemptions and infrastructure sales) totaled $153.7 million in 1995 compared with net borrowings of $398.3 million in 1994 and a net repayment of $160 million in 1993. During 1995, FTX sold
23.9 million FCX Class A common shares for net proceeds of $497.2 million, which was used to retire all parent company debt.
During 1994 and 1993, FCX sold preferred stock to finance its significant expansion-related capital expenditures.
Distributions to FCX minority interests declined in 1995 reflecting the mid-year distribution of FCX. During 1995, FTX's equity purchases totaled $160.8 million, acquiring 1 million of its common shares for an aggregate $44.8 million, 5.3 million FCX shares for an aggregate $111.7 million and 0.3 million FRP units for an aggregate $4.3 million. During 1994, FTX's equity purchases primarily consisted of 0.6 million of its common shares for $67.7 million and 2.2 million FCX Class A common shares for $47.6 million. During 1993, 0.2 million FTX common shares and
0.8 million FCX Class A common shares were purchased for an aggregate $38.7 million. The reduction in cash dividends results from changes in FTX's dividend policy (Note 7) and the conversion of FTX's preferred stock to common stock in mid-1995.

ENVIRONMENTAL

FTX has a history of commitment to environmental responsibility. Since the 1940s, long before public attention focused on the importance of maintaining environmental quality, FTX has conducted preoperational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits its operations to compliance with local, state and federal laws and regulations, and prescribes the use of periodic environmental audits of all facilities to evaluate compliance status and communicate that information to management. FTX has access to environmental specialists who have developed and implemented corporatewide environmental programs. FTX's operating units continue to study methods to reduce discharges and emissions.

     Federal legislation (sometimes referred to as "Superfund") requires payments for cleanup of certain waste sites, even though waste management activities were performed in compliance with regulations applicable at the time. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at operating sites. States also have regulatory programs that can mandate waste cleanup. Liability under these laws involves inherent uncertainties.

     FTX has received notices from governmental agencies that it is one of many potentially responsible parties at certain sites under relevant federal and state environmental laws. Further, FTX is aware of additional sites for which it may receive such notices in the future. Some of these sites involve significant cleanup costs; however, at each of these sites other large and viable companies with equal or larger proportionate shares are among the potentially responsible parties. The ultimate settlement for such sites usually occurs several years subsequent to the receipt of notices identifying potentially responsible parties because of the many complex technical and financial issues associated with site cleanup. FTX believes that the aggregation of any costs associated with the potential liabilities at those sites for which notification has been received will not exceed amounts accrued and expects that any costs would be incurred over a period of years. The costs associated with those sites for which notifications have not been received are uncertain and cannot be estimated at present. However, FTX believes that these costs, should they be incurred, will not have a material adverse effect on its operations or financial position.

     FTX maintains insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities which arise from unexpected and unforeseen events and has an indemnification agreement covering certain acquired sites
(Note 9).

     In June 1994, a sinkhole was found at a phosphogypsum storage area at IMC-Agrico's New Wales, Florida facility. The Florida Department of Environmental Protection was notified and IMC-Agrico pumped grout material into the sinkhole, thereby plugging it and preventing further collapse. Groundwater monitoring wells indicate that, to date, any impacts from the sinkhole have been contained on-site. This issue continues to be monitored. If there were contamination, which IMC-Agrico considers unlikely, the costs that would be required are uncertain and cannot be estimated at the present. If significant costs were incurred it would be necessary to determine the applicability of insurance coverage maintained by IMC-Agrico, and separately by FRP, and for the sharing of costs between the joint venture partners.

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

Rene L. Latiolais                                 Charles W. Goodyear
President and                                Executive Vice President and
Chief Executive Officer                        Chief Financial Officer



                      FREEPORT-MCMORAN INC.

                         BALANCE SHEETS

                                         December 31,
                                   ------------------------
                                      1995          1994
                                   ----------    ----------
                                          (In Thousands)
ASSETS
Current assets:
Cash and short-term investments    $   23,496    $   13,810
Accounts receivable:
  Customers                            58,220        46,831
  Other                                42,774        43,094
Inventories:
  Products                             83,924        79,377
  Materials and supplies               35,086        30,300
Prepaid expenses and other              4,499         7,433
                                   ----------    ----------
  Total current assets                247,999       220,845
                                   ----------    ----------
Property, plant and equipment       1,978,065     1,905,410
Less accumulated depreciation
 and amortization                     978,225       940,871
                                   ----------    ----------
  Net property, plant and
   equipment                          999,840       964,539
                                   ----------    ----------
Investment in FCX                           -       328,880
Other assets                           72,631       135,178
                                   ----------    ----------
Total assets                       $1,320,470    $1,649,442
                                   ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued
 liabilities                       $  180,766    $  191,553
Long-term debt, less current
 portion                              359,501     1,122,070
Accrued postretirement benefits
 and pension costs                    170,542       158,707
Reclamation and mine shutdown
 reserves                             128,981       112,777
Other liabilities and deferred
 credits                               92,722        77,034
Minority interest                     196,021       217,768
Stockholders' equity:
Convertible exchangeable preferred
 stock, par value $1, at
 liquidation value, authorized
 50,000,000 shares                     50,084       250,000
Common stock, par value $0.01
 and $1 per share, respectively,
 authorized 100,000,000 shares
 and 300,000,000 shares,
 respectively                             337       166,365
Capital in excess of par value
 of common stock                      522,694             -
Retained earnings (deficit)            92,746      (221,925)
Cumulative foreign currency
 translation adjustment                     -        (2,555)
Common stock held in treasury
  -6,016,800 and 4,863,200 shares,
  respectively, at cost              (473,924)     (422,352)
                                   ----------    ----------
                                      191,937      (230,467)
                                   ----------    ----------
Total liabilities and
 stockholders' equity              $1,320,470    $1,649,442
                                   ==========    ==========

The accompanying notes are an integral part of these financial statements.


                      FREEPORT-McMoRan INC.

                    STATEMENTS OF OPERATIONS


                                     Years Ended December 31,
                             ----------------------------------------
                                1995          1994            1993
                             ----------    ----------      ----------
                             (In Thousands, Except Per Share Amounts)
Revenues                     $  995,857    $  770,112      $  684,650
Cost of sales:
Production and delivery         688,260       556,746         574,940
Depreciation and
 amortization                    46,784        56,411         123,679
                             ----------    ----------      ----------
  Total cost of sales           735,044       613,157         698,619
Exploration expenses                  -         6,672          31,331
Provision for
 restructuring charges                -             -          46,350
Loss on valuation and
 sale of assets, net                  -             -          64,114
General and administrative
 expenses                        77,933        58,379          87,661
                             ----------    ----------      ----------
  Total costs and expenses      812,977       678,208         928,075
                             ----------    ----------      ----------
Operating income (loss)         182,880        91,904        (243,425)
Interest expense, net           (49,655)      (71,565)        (59,542)
Other income (expense), net       9,624        (1,245)             86
                             ----------    ----------      ----------
Income (loss) before income
 taxes and minority interest    142,849        19,094        (302,881)
Income tax benefit               50,983        13,138          68,674
Minority interest in net
 (income) loss of
 consolidated subsidiaries     (101,432)      (67,364)        108,627
                             ----------    ----------      ----------
Income (loss) from
 continuing operations           92,400       (35,132)       (125,580)
Discontinued operations         340,424       107,715          35,387
                             ----------    ----------      ----------
Income (loss) before
 extraordinary item and
 changes in accounting
 principle                      432,824        72,583         (90,193)
Extraordinary loss on
 early extinguishment
 of debt, net                         -        (9,108)              -
Cumulative effect of
 changes in accounting
 principle, net                       -             -         (13,642)
                             ----------    ----------      ----------
Net income (loss)               432,824        63,475        (103,835)
Preferred dividends             (42,283)      (22,032)        (22,368)
                             ----------    ----------      ----------
Net income (loss)
 applicable to common
 stock                       $  390,541    $   41,443      $ (126,203)
                             ==========    ==========      ==========

Net income (loss) per primary share:
Continuing operations             $3.54        $(1.51)         $(5.32)
Discontinued operations           13.05          4.64            1.50
Extraordinary loss                    -          (.39)              -
Cumulative effect of changes
 in accounting principle              -             -            (.58)
Preferred dividends               (1.62)         (.95)           (.95)
                                  -----         -----            ----
                                 $14.97        $ 1.79          $(5.35)
                                 ======       =======          ======
Net income (loss) per fully diluted share:
Continuing operations             $3.70        $(1.51)         $(5.32)
Discontinued operations           11.64          4.64            1.50
Extraordinary loss                    -          (.39)              -
Cumulative effect of changes
 in accounting principle              -             -            (.58)
Preferred dividends               (1.14)         (.95)           (.95)
                                  -----         -----            ----
                                 $14.20        $ 1.79          $(5.35)
                                 ======       =======          ======
Average common and common equivalent shares outstanding:
  Primary                        26,081        23,204          23,599
                                 ======       =======         =======
  Fully diluted                  29,240        23,204          23,683
                                 ======       =======         =======
Dividends per common share:
  Cash                             $.18        $1.875           $7.50
  Property                       108.41         7.768               -
                                 ------      --------            ----
                                $108.59        $9.643           $7.50
                                =======       =======          ======

The accompanying notes are an integral part of these financial statements.

                      FREEPORT-MCMORAN INC.

               STATEMENTS OF STOCKHOLDERS' EQUITY

                                           Years Ended December 31,
                                   --------------------------------------
                                      1995          1994          1993
                                   ----------    ----------    ----------
                                                (In Thousands)
$1.875 Convertible exchangeable preferred stock:
Balance at beginning of year       $        -    $    6,286    $    7,453
Conversions to common stock and
 redemptions                                -        (6,286)       (1,167)
                                   ----------    ----------    ----------
  Balance at end of year                    -             -         6,286
                                   ----------    ----------    ----------

$4.375 Convertible
 exchangeable preferred stock:
Balance at beginning of year          250,000       250,000       250,000
Conversions to common stock          (199,916)            -             -
                                   ----------    ----------    ----------
  Balance at end of year               50,084       250,000       250,000
                                   ----------    ----------    ----------

Common stock:
Balance at beginning of year          166,365       165,293       164,818
Conversions to common stock
 and other                             32,649         1,072           475
One-for-six reverse stock split
 and change in par value             (198,677)            -             -
                                   ----------    ----------    ----------
  Balance at end of year                  337       166,365       165,293
                                   ----------    ----------    ----------

Capital in excess of par value of common stock:
Balance at beginning of year                -        21,868       186,032
Dividends on preferred stock                -             -       (20,499)
Dividends on common stock              (1,427)      (35,600)     (131,992)
Distribution of FCX                  (240,721)            -             -
Conversions to common stock
 and other                            566,165        13,732       (11,673)
One-for-six reverse stock split
 and change in par value              198,677             -             -
                                   ----------    ----------    ----------
  Balance at end of year              522,694             -        21,868
                                   ----------    ----------    ----------

Retained earnings (deficit):
Balance at beginning of year         (221,925)      (81,224)       68,532
Net income (loss)                     432,824        63,475      (103,835)
Dividends on preferred stock          (42,283)      (22,032)       (1,869)
Dividends on common stock             (39,166)     (182,144)      (44,052)
Sale of Freeport Copper Company
 to FCX                                15,600             -             -
Distribution of FCX                   (52,304)            -             -
                                   ----------    ----------    ----------
  Balance at end of year               92,746      (221,925)      (81,224)
                                   ----------    ----------    ----------

Cumulative foreign currency translation adjustment:
Balance at beginning of year           (2,555)       (7,187)            -
Adjustment                              2,555         4,632        (7,187)
                                   ----------    ----------    ----------
  Balance at end of year                    -        (2,555)       (7,187)
                                   ----------    ----------    ----------

Common stock held in treasury:
Balance at beginning of year         (422,352)     (354,387)     (330,814)
Purchase of 981,300, 638,600
 and 221,000 shares, respectively     (44,752)      (67,747)      (22,229)
Other                                  (6,820)         (218)       (1,344)
                                   ----------    ----------    ----------
  Balance at end of year             (473,924)     (422,352)     (354,387)
                                   ----------    ----------    ----------
Total stockholders' equity         $  191,937    $ (230,467)   $      649
                                   ==========    ==========    ==========

The accompanying notes are an integral part of these financial statements.

                      FREEPORT-McMoRan INC.

                     STATEMENTS OF CASH FLOW

                                           Years Ended December 31,
                                   ---------------------------------------
                                      1995          1994          1993
                                   ----------    ----------    -----------
                                               (In Thousands)
Cash flow from operating activities:
Net income (loss)                  $  432,824    $   63,475    $ (103,835)
Adjustments to reconcile net
 income (loss) to net cash provided
 by operating activities:
  Cumulative effect of changes in
   accounting principle                     -             -        20,717
  Extraordinary loss on early
   extinguishment of debt                   -         9,108             -
  Depreciation and amortization        99,622       137,038       199,506
  Other noncash charges to income           -             -        33,194
  Provision for restructuring
   charges, net of payments                 -             -        23,890
  Loss on valuation and sale
   of assets, net                           -             -        64,114
  Oil and gas exploration expenses          -         5,231        26,710
  (Recognition) deferral of
   unearned income                    (36,207)       36,207             -
  Amortization of debt discount
   and  financing costs                16,112        37,128        41,166
  Gain on FCX securities
   transactions                      (435,060)     (114,750)      (44,116)
  Loss on recapitalization of
   FTX securities                      44,371             -             -
  Deferred income taxes                46,290        96,065       (39,035)
  Minority interests' share
   of net income (loss)               184,425       168,951       (61,689)
  Cash distributions from
   IMC-Agrico in excess of
   interest in capital                 40,835        43,293             -
  Reclamation and mine
   shutdown expenditures              (10,545)       (9,837)       (9,980)
  (Increase) decrease in
   working capital, net of
   effect of acquisitions
   and dispositions:
    Accounts receivable                11,374       (44,614)        2,821
    Inventories                       (22,851)      (76,527)        4,475
    Prepaid expenses and other          1,705         7,350       (10,873)
    Accounts payable and
     accrued liabilities               (6,337)      163,283       (24,590)
  Other                                13,025       (14,574)       (5,186)
                                   ----------    ----------    ----------
Net cash provided by
 operating activities                 379,583       506,827       117,289
                                   ----------    ----------    ----------

Cash flow from investing activities:
Capital expenditures:
  FCX                                (308,099)     (743,470)     (463,512)
  FRP                                 (39,485)      (29,681)      (52,170)
  Other                                (2,070)      (33,070)      (58,530)
Sale of assets:
  Oil and gas                               -             -        95,250
  Geothermal                                -        36,910        23,000
  Other                                26,906        75,092        26,961
Mallinckrodt purchase                 (46,200)            -             -
                                   ----------    ----------    ----------
Net cash used in
 investing activities              $ (368,948)   $ (694,219)   $ (429,001)
                                   -----------   -----------   ----------
Cash flow from financing activities:
Proceeds from sale of equity securities:
  FCX Class A common shares        $  497,166    $        -    $        -
  FCX preferred stock                       -       252,985       561,090
Purchase of FTX common shares         (44,752)      (67,747)      (22,229)
Purchase of FCX Class A
 common shares                       (111,747)      (47,596)      (16,482)
Purchase of FRP units                  (4,314)       (1,342)            -
Distributions paid to minority interests:
  FCX                                 (59,970)     (110,312)      (74,848)
  FRP                                (121,439)     (121,184)     (121,180)
Distribution of MOXY shares                 -       (35,441)            -
Net proceeds from
 infrastructure financing             228,899       110,825        20,000
Proceeds from debt                    510,896       669,928       441,376
Repayment of debt                    (597,700)     (501,901)     (621,381)
Proceeds from (purchase of)
 debt securities:
  ABC debentures                     (280,826)            -             -
  6.55% Senior notes                  (14,955)            -             -
  10 7/8% Senior debentures                 -      (142,919)            -
  FRP 8 3/4% Senior
   Subordinated Notes                       -       146,125             -
  FCX 9 3/4% Senior notes                   -       116,276             -
Cash dividends paid:
  Common stock                         (5,168)      (44,467)     (175,890)
  Preferred stock                      (8,757)      (22,110)      (22,384)
Other                                  (1,380)        6,088         1,962
                                   ----------    ----------    ----------
Net cash provided by
 (used in) financing activities       (14,047)      207,208       (29,966)
                                   ----------    ----------    ----------
Net increase (decrease) in cash
 and short-term investments            (3,412)       19,816      (341,678)
Net (increase) decrease
 attributable to discontinued
 operations                            13,098       (30,454)      358,044
Cash and short-term investments
 at beginning of year                  13,810        24,448         8,082
                                   ----------    ----------    ----------
Cash and short-term investments
 at end of year                    $   23,496    $   13,810    $   24,448
                                   ==========    ==========    ==========

Interest paid                      $   85,861    $   94,631    $   94,557
                                   ==========    ==========    ==========

Income taxes paid                  $   72,458    $   42,576    $   15,925
                                   ==========    ==========    ==========

The accompanying notes, which include information in Notes 1-5, 7 and 10 regarding noncash transactions, are an integral part of these financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Inc. (FTX) include all majority-owned subsidiaries and publicly traded partnerships. Investments in joint ventures and partnerships (other than publicly traded entities) are reflected using the proportionate consolidation method in accordance with standard industry practice. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1995 presentation.

     In July 1995, FTX completed the distribution of its ownership in Freeport-McMoRan Copper & Gold Inc. (FCX) in the form of a tax-free dividend to the FTX common stockholders (Note
3). As a result of FTX no longer owning any interest in FCX, FTX's financial statements have been restated to reflect activities related to FCX's operations as discontinued. Except where otherwise indicated, the following notes relate to continuing operations consisting principally of FTX's ownership of Freeport-McMoRan Resource Partners, Limited Partnership (FRP).

Use of Estimates. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

Cash and Short-Term Investments. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents. Cash and short-term investments held by consolidated entities are not available to FTX until a distribution is paid to all owners of an entity's equity securities.

Accounts Receivable. IMC-Agrico Company (IMC-Agrico) has an agreement whereby it can sell on an ongoing basis up to $65 million of accounts receivable. FTX's accounts receivable at December 31, 1995 and 1994 were net of $28.3 million and $17.9 million of receivables sold, respectively.

Inventories. Inventories are generally stated at the lower of average cost or market.

Property, Plant and Equipment. Property, plant and equipment are carried at cost, including capitalized interest during the construction and development period. Expenditures for replacements and improvements are capitalized. Depreciation for mining and production assets, including mineral interests, is determined using the unit-of-production method based on estimated recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 17 to 30 years for buildings and 5 to 25 years for machinery and equipment.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (FAS 121) which requires a reduction of the carrying amount of long-lived assets to fair value when events indicate that their carrying amount may not be recoverable. FTX adopted FAS 121 effective January 1, 1995, the effect of which was not material.

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

     Estimated future expenditures to restore properties and related facilities to a state required to comply with environmental and other regulations are accrued over the life of the properties. The future expenditures are estimated based on current costs, laws and regulations. As of December 31, 1995, FTX had accrued $53.9 million for abandonment and restoration of its non-operating sulphur assets, approximately one-half of which will be reimbursed by third parties, $42.7 million for reclamation of land relating to mining and processing phosphate rock and $21.1 million for the dismantlement and abandonment of certain oil and gas properties. FTX estimates that FRP's share of abandonment and restoration costs for its two operating sulphur mines will total approximately $50 million, $17.6 million of which had been accrued at December 31, 1995, with essentially all costs being incurred after mine closure. These estimates are by their nature imprecise and can be expected to be revised over time due to changes in government regulations, operations, technology and inflation.

Net Income Per Share. All common share and per share amounts reflect the common stock split discussed in Note 7. Primary net income per share is computed by dividing net income applicable to common stock by the average common and common equivalent shares outstanding. Fully diluted net income per share is computed assuming all convertible securities, if dilutive, were converted at the beginning of the period or date of issuance, whichever is later. During 1995, a portion of FTX's $4.375 Convertible Exchangeable Preferred Stock and 6.55% Convertible Subordinated Notes were exchanged for FTX common stock. Had these conversions occurred on January 1, 1995, primary net income from continuing operations would have been $3.53 per share for 1995.

Changes in Accounting Principle. During 1993, FTX adopted the following changes in accounting principle:

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

2.  FREEPORT-McMoRAN RESOURCE PARTNERS, LIMITED PARTNERSHIP

FTX's fertilizer and sulphur operations and its Main Pass oil operations are conducted through its publicly traded affiliate, FRP. FTX owned 51.5 percent of the FRP units outstanding at December 31, 1995.

     In July 1993, FRP and IMC Global Inc. (IGL) formed the IMC-Agrico joint venture, operated by IGL, for their respective phosphate fertilizer businesses, including phosphate rock. FRP's "Current Interest", reflecting cash to be distributed from ongoing operations, initially was 58.6 percent and its "Capital Interest", reflecting the purchase or sale of long-term assets or any required capital contributions, was 46.5 percent. These ownership percentages (53.1 percent and 43.6 percent, respectively, at December 31, 1995) decline in annual increments to 40.6 percent for the fiscal year ending June 30, 1998 and remain constant thereafter. In January 1996, FRP and IGL agreed to an increase in FRP's Current and Capital Interest of 0.85 percent, subject to IGL consummating a merger. At December 31, 1995, FRP's investment in IMC-Agrico totaled $429.2 million. IMC-Agrico's assets are not available to FRP until distributions are paid by the joint venture.

     Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 before any distributions may be made to FTX. On January 19, 1996, FRP declared a distribution of 62.5 cents per publicly held unit ($31.3 million) and 67.35 cents per FTX-owned unit ($35.9 million), reducing the unpaid distributions to FTX to $379.9 million. Unpaid FTX distributions are recoverable from one-half of any amount by which future quarterly distributable cash exceeds a 60 cents per unit distribution.

     In February 1992, FRP sold publicly 19.5 million new units, resulting in a gain to FTX of $136.6 million which was deferred because of the FRP public unitholders' distribution priority. Even though FTX was not paid its proportionate share of FRP distributions, FTX reflected its proportionate share of FRP's earnings through recognition of portions of the deferred gain ($32.6 million in 1994 and $62.2 million in 1993). However, in 1994 the remaining deferred gain was utilized and FTX recognized an additional minority interest charge of $23 million in 1995 and $26.5 million in 1994. In 1996, to the extent that public unitholders receive a disproportionately large share of FRP distributions FTX will recognize a smaller share of FRP's reported earnings than would be represented by its percentage ownership of FRP. To the extent the cumulative unpaid distributions are reduced, FTX will recognize a disproportionately greater share of FRP's reported earnings.

3.  FREEPORT-McMoRAN COPPER & GOLD INC.

In July 1995, FTX distributed 117,909,323 shares of FCX Class B common stock to FTX common stockholders. As a result of FTX no longer owning any interest in FCX, FTX's financial statements have been restated to reflect activities related to FCX's operations as discontinued. In connection with a recapitalization of its liabilities, prior to the FCX distribution, FTX sold 23.9 million shares of FCX Class A common stock in 1995 to The RTZ Corporation PLC (RTZ) for net proceeds of $497.2 million, recognizing a pretax gain of $435.1 million. Discontinued operations results follow (in thousands):

                                      1995          1994          1993
                                   ----------    ----------    ----------

Revenues                           $  830,275    $1,212,284    $  925,932
                                   ==========    ==========    ==========

Income from discontinued
 operations                        $  221,927    $  256,079    $  121,959
Minority interest                     (82,992)     (101,588)      (44,159)
Provision for taxes                   (95,436)     (115,357)      (65,692)
                                   ----------    ----------    ----------
                                       43,499        39,134        12,108
Gain on FCX securities
 transactions                         435,060       114,750        44,116
Recapitalization losses (Note 4)      (44,371)            -             -
Provision for taxes                   (93,764)      (46,169)      (20,837)
                                   ----------    ----------    ----------
                                   $  340,424    $  107,715    $   35,387
                                   ==========    ==========    ==========

     Income from discontinued operations includes allocated interest from FTX totaling $16.6 million in 1995, $21.8 million in 1994 and $5.2 million in 1993.

     In September 1995, FCX paid FTX $25 million cash for 100 percent of the stock of Freeport Copper Company whose sole asset is a 50 percent interest in a joint venture with ASARCO Santa Cruz, Inc. controlling approximately 7,600 contiguous acres in Arizona. The joint venture is involved in a research project for an experimental in-situ leaching process that would be used to mine copper.

4.  LONG-TERM DEBT

                                          December 31,
                                   -----------------------
                                      1995          1994
                                   ----------    ----------
Notes payable:                          (In Thousands)
  FTX credit agreement, average
    rate 7.1% in 1995 and 5.4% in
    1994                           $  196,400    $  370,000
  Other                                13,440        13,951
Publicly traded notes and debentures:
  Zero Coupon Convertible
   Subordinated Debentures                  -       270,196
  6.55% Convertible
   Subordinated Notes                       -       318,237
  FRP 8 3/4% Senior Subordinated
   Notes due 2004                     150,000       150,000
                                   ----------    ----------
                                      359,840     1,122,384
Less current portion, included in
 accounts payable                         339           314
                                   ----------    ----------
                                   $  359,501    $1,122,070
                                   ==========    ==========
Notes Payable. In 1995, FTX obtained a new variable rate revolving credit facility (the Credit Agreement). The facility provides $400 million of credit, all of which is available to FRP ($213 million of additional borrowings available at December 31, 1995) and $75 million of which is available to FTX as the holding company, through July 2000. Under this facility, FTX is required to retain control of FRP and FRP is not permitted to enter into any agreement restricting its ability to make distributions or create liens on its assets. As security for the banks, FTX has pledged units representing 50.1 percent of FRP, while FRP has pledged its interest in IMC-Agrico and Main Pass oil. The Credit Agreement provides for FRP minimum working capital requirements, specified cash flow to interest coverage, maximum debt to capitalization ratios and restrictions on other borrowings.

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

     FTX and FRP entered into interest rate swaps to manage exposure to interest rate changes on a portion of their variable rate debt. Under 1986 interest rate exchange agreements, FTX pays an average fixed rate of 8.2 percent on $150.1 million of financing until April 1996. FTX and FRP pay 10.2 percent on interest rate exchange agreements entered into in late 1987 and early 1988 on $55.3 million of financing at December 31, 1995, reducing annually through 1999. Interest on comparable floating rate debt averaged 6.1 percent in 1995, 4.4 percent in 1994 and
3.4 percent in 1993, resulting in additional interest costs of $5.4 million, $9.8 million and $12.8 million, respectively. Based on market conditions at December 31, 1995, unwinding these interest swaps would require an estimated $6.3 million.

Publicly Traded Notes and Debentures. In June 1995, FTX redeemed $749.2 million principal amount of its Zero Coupon Convertible Subordinated Debentures (ABC Debentures) for $280.8 million (equal to book value) and redeemed $16.4 million face amount of 6.55% Convertible Subordinated Notes (6.55% Notes), with a book value of $14.1 million, for $15 million. Prior to the redemption, FTX increased the number of FTX common shares that would be received upon conversion of the 6.55% Notes. Holders of $356.6 million face amount of 6.55% Notes converted their notes at the enhanced rate into 3.3 million FTX common shares. FTX recorded a pretax loss on recapitalization of the ABC Debentures and 6.55% Notes totaling $44.4 million.

     In February 1994, FRP sold publicly $150 million of 8 3/4%
Senior Subordinated Notes. Based on the December 31,1995 closing market price, this debt had a fair value of $151.9 million.

     During 1994, FTX defeased $125.3 million of its 10 7/8%
Senior Subordinated Debentures resulting in a $9.1 million after-tax extraordinary loss.

Minimum Principal Payments. Payments scheduled for each of the five succeeding years based on the amounts and terms outstanding at December 31, 1995 are $0.3 million, $0.4 million, $0.5 million, $0.5 million and $196.4 million.

Capitalized Interest. Capitalized interest totaled $11.1 million in 1993.

5.  ACQUISITIONS AND MOXY DISTRIBUTION

Pennzoil. In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division. Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through a $10 million put option. Neither option may be exercised prior to 1999. The purchase price allocation is as follows (in thousands):

Current assets                                      $    5,635
Property, plant and equipment                           48,837
Current liabilities                                     (7,499)
Reclamation and mine shutdown reserves                 (15,200)
Accrued long-term liabilities                          (31,773)
                                                    ----------
  Net cash investment                               $        -
                                                    ==========

     Accrued long-term liabilities include the estimated future installment payments based on the prevailing sulphur price at the time of acquisition.

Mallinckrodt.       In October 1995, IMC-Agrico acquired the
animal feed ingredients business of Mallinckrodt Group Inc. for $110 million cash. FRP funded its portion of the purchase price with borrowings under the Credit Agreement. The purchase price allocation is as follows (in thousands):

Current assets                                      $   19,503
Property, plant and equipment                           35,329
Current liabilities                                     (8,632)
                                                    ----------
  Net cash investment                               $   46,200
                                                    ==========

McMoRan Oil & Gas Co. (MOXY). In 1994, FTX distributed common shares of its newly formed, wholly owned subsidiary, MOXY, to FTX's stockholders. MOXY was organized to carry on substantially all of the oil and gas exploration activities previously conducted by FTX. The net assets transferred to MOXY at FTX's historical cost follow (in thousands):

Cash and short-term investments                     $   35,441
Property, plant and equipment                           13,052
Other assets                                            10,113
Current liabilities                                     (1,138)
                                                    ----------
                                                    $   57,468
                                                    ==========

6.  INCOME TAXES

Income taxes are recorded pursuant to Statement of Financial
Accounting Standards No. 109. The components of FTX's deferred taxes follow:

                                         December 31,
                                   -----------------------
                                      1995          1994
                                   ----------    ----------
Deferred tax asset:                     (In Thousands)
  Net operating loss carryforwards $        -    $  121,248
  Alternative minimum tax credits      49,780        47,183
  Other tax carryforwards              31,256        45,637
  Deferred compensation,
   postretirement and
   pension benefits                    52,216        55,039
  Reclamation and shutdown reserve     29,492        24,908
  Basis in subsidiaries                 8,094             -
  Other                                20,141        14,440
  Valuation allowance                 (11,489)      (45,637)
                                   ----------    ----------
    Total deferred tax asset          179,490       262,818
                                   ----------    ----------
Deferred tax liability:
  Property, plant and equipment      (127,113)     (116,215)
  Basis in subsidiaries                     -       (39,380)
  Other                               (38,963)      (42,155)
                                   ----------    ----------
    Total deferred tax liability     (166,076)     (197,750)
                                   ----------    ----------
Net deferred tax asset
 (included in other assets)        $   13,414    $   65,068
                                   ==========    ==========

     During 1995, primarily because of the distribution of FCX and related recapitalization efforts, FTX was able to utilize all of its net operating loss carryforwards. FTX believes that no valuation allowance is needed for its alternative minimum tax
(AMT) credits because historically it has been able to use substantially all of its tax benefits and AMT credits can be carried forward indefinitely. During 1995, as a result of using its net operating loss carryforwards, FTX determined that it is more likely than not that the majority of its other tax credits will be utilized and, accordingly, reduced the previously established valuation allowance by $27.4 million. FTX has provided a valuation allowance for its charitable contribution carryforwards as they are limited to ten percent of taxable income and substantially all expire between 1996 and 2000.

     FTX does not provide deferred taxes for financial and income tax reporting basis differences related to its investment in FRP which are considered permanent in duration (approximately $320 million). FTX believes it will ultimately be able to eliminate these differences on a tax-free basis. If ownership in FRP were to fall below 50 percent or if FTX were to determine that such difference will not be eliminated tax-free, FTX would be required to charge earnings for taxes on the difference between the book and tax basis of its investment.

     The income tax benefit from continuing operations consists of the following:

                                      1995          1994          1993
                                   ----------    ----------    ----------
                                                (In Thousands)
Current income taxes:
  Federal                          $  116,920    $   (7,206)   $    6,430
  State                                13,286           788        (4,241)
                                   ----------    ----------    ----------
                                      130,206        (6,418)        2,189
                                   ----------    ----------    ----------
Deferred income taxes:
  Federal                             (62,218)       20,482        55,808
  State                               (17,005)         (926)       10,677
                                   ----------    ----------    ----------
                                      (79,223)       19,556        66,485
                                   ----------    ----------    ----------
                                   $   50,983    $   13,138    $   68,674
                                   ==========    ==========    ==========

     Reconciliations of the differences between income taxes from continuing operations computed at the federal statutory tax rate and income taxes recorded follow:

                            1995                1994            1993
                      -----------------  -----------------  ---------------
                       Amount   Percent   Amount   Percent   Amount  Percent
                      --------  -------  --------  -------  -------- -------
                                      (Dollars In Thousands)
Income taxes computed at the
 federal statutory tax
 rate                 $(49,997)    35%   $ (6,683)    35%   $106,008    35%
(Increase) decrease
 attributable to:
  Statutory
   depletion             5,594     (4)      1,780     (9)      2,016     1
  Partnership minority
   interests            38,139    (27)     25,342   (133)    (45,057)  (15)
  Taxes no longer
   required             35,449    (25)          -      -           -     -
  Change in valuation
   allowance            27,350    (19)          -      -           -     -
  Minimum and state
   taxes                (3,719)     3        (138)     1       6,436     2
  Other                 (1,833)     1      (7,163)    37        (729)    -
                      --------   ------  --------  -------  --------  ------
Income tax
 benefit              $ 50,983    (36)%  $ 13,138    (69)%  $ 68,674    23%
                      ========  =======  ========  =======  ========  ======

7.  STOCKHOLDERS' EQUITY

Preferred Stock. In April 1995, FTX exchanged 1.9 million FTX common shares for 4 million shares of its $4.375 Convertible Exchangeable Preferred Stock ($4.375 Preferred Stock) in accordance with an exchange offer whereby FTX temporarily increased the FTX shares issuable upon conversion. As a result of the exchange offer, FTX recorded a noncash charge of $33.5 million to preferred dividends. As of December 31, 1995, one million shares of $4.375 Preferred Stock remained outstanding and are convertible into FTX common stock at a conversion price of $27.36 per share or the equivalent of 1.8 shares of FTX common stock for each share of $4.375 Preferred Stock. Beginning March 1997, FTX may redeem this preferred stock for cash at $52.1875 per share (declining ratably to $50 per share in March 2002) plus accrued and unpaid dividends.

Common Stock. In October 1995, FTX effected a one-for-six reverse stock split of its common stock and changed the par value from $1.00 per share to $0.01 per share.

     In June 1994, FTX changed its dividend policy and distributed quarterly 0.075 FCX common shares for each FTX common share owned in lieu of paying a $1.875 quarterly cash dividend to its stockholders. FTX recorded a pretax gain of $105.5 million in 1994 related to these property dividends which is included in discontinued operations. In August 1995, FTX established a new dividend policy declaring a regular quarterly cash dividend of 9 cents per FTX common share.

Stock Options. FTX's stock option plans provide for the issuance of stock options and stock appreciation rights (SARs) at no less than market value at time of grant. FTX can grant options to employees to purchase up to 1.6 million shares under its 1992 stock option plans. The 1988 Stock Option Plan for Non-Employee Directors authorizes FTX to grant options to purchase up to 250,000 shares. Under certain options, FTX will pay cash to the optionee equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise. In connection with the distribution of FCX and MOXY shares, each option was adjusted to preserve the economic value of the option. Additionally, the FCX distribution resulted in an adjustment to the average option price based on the value of the distribution. Generally, stock options terminate ten years from the date of grant. A summary of stock options outstanding, including 0.4 million SARs, follows:

                                   1995                          1994
                         --------------------------    ---------------------
                          Number of      Average       Number of   Average
                           Options     Option Price     Options  Option Price
                         ----------    ------------    --------- ------------
Beginning of year         2,613,588       $98.76       2,290,498   $106.14
Granted                      21,667       105.36         297,867    116.52
Adjustments                  63,105                      159,027
Exercised                (1,177,285)       23.98        (114,908)    95.40
Expired                     (63,035)       89.46         (18,896)   107.40
                         ----------                   ----------
End of year               1,458,040        18.84       2,613,588     98.76
                         ==========                   ==========

     At December 31, 1995, stock options representing one million shares were exercisable at an average option price of $18.53 per share. Options for approximately 325,000 shares and 80,000 shares were available for new grants under the 1992 and 1988 Stock Option Plans, respectively, as of December 31, 1995.

     During 1995, FTX recorded charges totaling $15.5 million for the cost of stock options resulting from the rise in FTX's common stock price. In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123) "Accounting for Stock-Based Compensation," effective for FTX at December 31, 1996. Under FAS 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the current APB Opinion No. 25 method whereby no compensation cost is recognized upon grant. Entities electing to remain with the accounting in APB Opinion No. 25 must make disclosures as if FAS 123 had been applied. FTX anticipates it will continue to account for its stock-based compensation plans under APB Opinion No. 25.

8.   PENSION AND OTHER EMPLOYEE BENEFITS

The FTX pension plan covers substantially all United States and certain overseas employees. Employees covered by collective bargaining agreements and most nonresident aliens, many of whom are covered by other plans, are not included. Benefits are based on compensation levels and years of service. FTX funds its pension liability in accordance with Internal Revenue Service guidelines. Additionally, for those participants in the qualified defined benefit plan whose benefits are limited under federal income tax laws, FTX sponsors an unfunded nonqualified plan. Information on the two plans follows:

                                           December 31,
                                   ------------------------
                                      1995          1994
                                   ----------    ----------
                                        (In Thousands)
Actuarial present value of
 benefit obligations
 (projected unit credit method):
  Vested                           $  136,836    $   90,396
  Nonvested                             3,961         1,643
                                   ----------    ----------
Accumulated benefit obligations    $  140,797    $   92,039
                                   ==========    ==========

Projected benefit obligations
 (projected unit credit method)    $ (174,074)   $ (114,599)
Less plan assets at fair value        130,970       108,326
                                   ----------    ----------
Projected benefit obligations
 in excess of plan assets             (43,104)       (6,273)
Unrecognized net (gain) loss
 from past experience different
 from that assumed                     22,202        (5,179)
Unrecognized prior service costs        3,848         4,340
Unrecognized net asset being
 recognized over 19 years              (3,288)       (3,763)
                                   ----------    ----------
Accrued pension cost               $  (20,342)   $  (10,875)
                                   ==========    ==========

     In determining the present value of benefit obligations for 1995 and 1994, FTX used a 7 percent and 8.25 percent discount rate, respectively, a 5 percent annual increase in future compensation levels and a 9 percent average expected rate of return on assets.

     Net pension cost for continuing operations includes the following:

                                      1995          1994          1993
                                   ----------    ----------    ----------
                                                (In Thousands)
Service cost                       $    4,429    $    5,668    $    8,573
Interest cost on projected
 benefit obligations                   10,083         9,008         9,739
Actual return on plan assets          (26,526)          126        (9,388)
Net amortization and deferral          17,450        (8,814)        1,423
Termination benefits                    4,292         2,404            26
                                   ----------    ----------    ----------
Net pension cost                   $    9,728    $    8,392    $   10,373
                                   ==========    ==========    ==========

     As of January 1, 1996, FM Services Company (FMS), a newly formed entity owned 50 percent each by FTX and FCX, will provide certain administrative, financial and other services that were previously provided by FTX on a similar cost-reimbursement basis. As of January 1, 1996, all U.S. and expatriate employees performing direct services for FCX or its affiliates, other than those employed by FMS, became FCX employees. FCX and FMS will establish their own plans which will assume liabilities equal to the accumulated benefit obligation for the transferred employees and FTX will transfer assets equal to the liabilities assumed, while providing essentially the same benefits to employees.

     The operator of IMC-Agrico maintains non-contributory pension plans that cover substantially all of its employees. As of July 1, 1995, FRP's share of the actuarial present value of the vested projected benefit obligation was $10 million, based on a discount rate of 8.2 percent and a 5 percent annual increase in future compensation levels, with its share of plan assets totaling $2.7 million. FRP's share of the expense related to these plans totaled $4.6 million in 1995, $3.6 million in 1994 and $1.5 million in 1993.

     FTX provides certain health care and life insurance benefits for retired employees. The related expense for continuing operations totaled $10.5 million in 1995 ($1.5 million for service cost and $9 million in interest for prior period services), $12.3 million in 1994 ($1.3 million and $10 million, respectively) and $11.3 million in 1993 ($1.8 million and $9.5 million, respectively). These benefits will be provided by FMS beginning in 1996. Summary information of the plan follows:

                                         December 31,
                                   ------------------------
                                      1995          1994
                                   ----------    ----------
                                        (In Thousands)
Actuarial present value of accumulated
 postretirement obligation:
  Retirees                         $  111,151    $  109,356
  Fully eligible active
   plan participants                   11,248         8,806
  Other active plan participants       16,980         4,611
                                   ----------    ----------
Total accumulated
 postretirement obligation            139,379       122,773
Unrecognized net gain (loss)           (7,498)        4,037
                                   ----------    ----------
Accrued postretirement
 benefit cost                      $  131,881    $  126,810
                                   ==========    ==========

     The initial health care cost trend rate used was 11.5 percent for 1993, decreasing 0.5 percent per year until reaching 6 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 7 percent in 1995 and 8.25 percent in 1994. FTX has the right to modify or terminate these benefits.

     The operator of IMC-Agrico provides certain health care benefits for retired employees. At July 1, 1995, FRP's share of the accumulated postretirement obligation was $4.2 million, which was unfunded. FRP's share of expense has not been material. The initial health care cost trend rate used was 9.8 percent, decreasing gradually to 5.5 percent in 2003. The discount rate used was 8.2 percent. Employees are not vested and benefits are subject to change.

     FTX has an Employee Capital Accumulation Program which permits eligible employees to defer a portion of their pretax earnings and has an unfunded excess benefits plan for employees to defer amounts in excess of the limitations imposed by the Internal Revenue Code. FTX matches employee deferrals up to 5 percent of basic earnings. FTX has other employee benefits plans, certain of which are related to its performance, which costs are recognized currently in general and administrative expense.

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

Environmental. FTX has made, and will continue to make, expenditures at its operations for protection of the environment. FTX is subject to contingencies as a result of environmental laws and regulations. The related future cost is indeterminable because of such factors as the unknown timing and extent of the corrective actions that may be required and the application of joint and several liability.

     In June 1994, a sinkhole was found at a phosphogypsum storage area at IMC-Agrico's New Wales, Florida facility. The Florida Department of Environmental Protection was notified and IMC-Agrico pumped grout material into the sinkhole, thereby plugging it and preventing further collapse. Groundwater monitoring wells indicate that, to date, any impacts from the sinkhole have been contained on-site. This issue continues to be monitored. If there were contamination, which IMC-Agrico considers unlikely, the costs that would be required are uncertain and cannot be estimated at the present. If significant costs were incurred it would be necessary to determine the applicability of insurance coverage maintained by IMC-Agrico, and separately by FRP, and for the sharing of costs between the joint venture partners.

     FRP has an indemnification for environmental remediation costs in excess of an aggregate $5 million on certain identified sites (FRP has previously accrued the $5 million). In anticipation of reaching the $5 million indemnity, the third party has assumed management of response activities for the indemnified sites. Based on FRP's review of the potential liabilities and the third party's financial condition, FRP concluded that it is remote that FRP would have any additional liability at the indemnified sites. FTX believes its exposure on other sites for which notification has been received will not exceed amounts accrued and expects that any costs would be incurred over a period of years. The costs associated with those sites for which notifications have not been received are uncertain and cannot be estimated at present. However, FTX believes that these costs, should they be incurred, will not have a material adverse effect on its operations or financial position.

FM Properties Inc. (FMPO). In 1992, FTX transferred substantially all of its domestic oil and gas properties and real estate held for development by it and certain of its subsidiaries to a partnership which is currently 99.8 percent owned by FMPO (FTX owns a 0.2 percent interest in the partnership and serves as its managing general partner). FTX subsequently distributed the FMPO common stock to the FTX common stockholders, with FTX guaranteeing FMPO's debt. As part of the FCX distribution (Note
3), FCX assumed an obligation to guarantee up to $90 million of this indebtedness (FTX is responsible for the first $45 million and amounts in excess of FCX's $90 million up to an additional $12.3 million) and FTX is paying an annual three percent fee to FCX based on the amount guaranteed. During 1995, FMPO was able to extend its debt maturities until 1997 and is managing its assets with an objective of reducing its debt. Selected financial information of FMPO follows:

                                      1995          1994
                                   ----------    ----------
Statements of Operations:                (In Thousands)
  Revenues                         $   48,170    $   40,435
  Operating loss                       (4,104)     (123,739) *
  Net income (loss)                       153       (86,290)
Cash Flow:
  Operating activities                 47,655        11,968
  Investing activities                (35,242)       29,019
  Financing activities                (11,331)      (42,270)
Balance Sheets at December 31:
  Current assets                        9,591         6,857
  Current liabilities                   8,100        22,146
  Investment in real estate           180,040       198,453
  Total assets                        194,803       214,365
  Long-term debt                      121,294       132,075
  Stockholders' equity                 59,523        59,370

  *  Includes a $115 million pretax, noncash write-down.

Long-Term Contracts and Operating Leases. FTX's minimum annual contractual charges under noncancelable long-term contracts and operating leases which extend to 2009 total $363.9 million, with $45.3 million in 1996, $41.5 million in 1997, $40.4 million in 1998, $29.8 million in 1999 and $39.2 million in 2000. Total expense under long-term contracts and operating leases amounted to $44.3 million in 1995, $30 million in 1994 and $27.5 million in 1993.

10.  RESTRUCTURING AND VALUATION CHARGES

Restructuring Charges. During 1993, FTX recognized restructuring expenses totaling $46.3 million (excluding $20.8 million associated with its discontinued operations). The charges consisted of $22 million for personnel related costs, $11.8 million for excess office space and furniture and fixtures resulting from staff reductions, $2.1 million for downsizing its MIS structure, $8.8 million for IMC-Agrico formation costs and $1.6 million of deferred charges relating to FTX's credit facilities which were substantially revised.

     In connection with the restructuring project, FTX changed its accounting systems and undertook a detailed review of its accounting records and valuation of various assets and liabilities. As a result of this process, FTX recorded charges totaling $48.8 million (excluding $16.3 million associated with its discontinued operations), comprised of (a) $16.2 million of production and delivery costs consisting of $9.9 million for revised estimates of prior year costs and $6.3 million for revised estimates of environmental liabilities, (b) $18.7 million of depreciation and amortization consisting of $11.5 million for estimated future abandonment and reclamation costs and $7.2 million for the write-down of miscellaneous properties, (c) $4.4 million of exploration expenses for the write-down of an unproved oil and gas property and (d) $9.5 million of general and administrative expenses consisting of $5.4 million to downsize FTX's MIS structure and $4.1 million for the write-off of miscellaneous assets.

Asset Sales/Recoverability. During 1993, FTX sold a nonproducing oil and gas property recognizing a gain of $69.1 million, and FRP sold assets, primarily certain previously mined phosphate rock acreage, recognizing a gain of $11.8 million. FRP also sold its remaining interests in producing geothermal properties for $63.5 million, consisting of $23 million in cash and $40.5 million of interest-bearing notes, recognizing a $31 million charge to expense and recording a $9 million charge for impairment of its undeveloped geothermal properties. In 1994, FRP received prepayment of these notes.

     FTX charged $105 million to expense during 1993 for the recoverability of certain assets, primarily FRP's Main Pass oil
($60 million) and non-Main Pass sulphur assets.

11.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Proved and probable mineral reserves, including proved oil reserves, follow:

                                        December 31,
                     --------------------------------------------------
                       1995      1994       1993      1992       1991
                     -------   -------    --------  --------   --------
                                         (In Thousands)
Sulphur-long
 tons a               55,185    41,018      38,637    41,570     42,780
Phosphate
 rock-short tons b   186,375   206,661     215,156   208,655    206,183
Oil-barrels            6,638     7,279       9,962    13,861     18,496

a. Main Pass reserves are subject to a 12.5 percent federal royalty based on net mine revenues. Culberson reserves totaled
15.4 million tons for 1995 and are subject to a 9 percent royalty based on net mine revenues.

b.   For 1995-1993, represents FRP's share, based on its Capital
Interest ownership, of the IMC-Agrico reserves. Contains an average of 68 percent bone phosphate of lime.

12.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                             Net Income      Net Income Per
                                             Applicable       Common Share
                                Operating     To Common  ---------------------
                   Revenues       Income        Stock    Primary Fully Diluted
                  ----------    ----------    ---------- ------- -------------
                             (In Thousands, Except Per Share Amounts)
1995
  1st Quarter a   $  254,479    $   49,874    $   19,391 $   .85    $  .85
  2nd Quarter b      233,398        47,184       265,485   10.78      8.98
  3rd Quarter a,c    243,066        31,631        24,503     .86       .86
  4th Quarter a,d    264,914        54,191        81,162    2.86      2.86
                  ----------    ----------    ----------
                  $  995,857e   $  182,880    $  390,541   14.97     14.20
                  ==========    ==========    ==========

1994
  1st Quarter f   $  183,441    $   12,258    $   12,373  $  .53    $  .53
  2nd Quarter f      186,946        20,073         4,634     .20       .20
  3rd Quarter a      189,803        25,254         6,044     .26       .26
  4th Quarter a      209,922        34,319        18,392     .80       .80
                  ----------    ----------    ----------
                  $  770,112e   $   91,904    $   41,443    1.79      1.79
                  ==========    ==========    ==========

  a. Because FTX was not paid its proportionate share of FRP distributions, additional minority interest charges to net income were $5.5 million ($0.24 per share), $5.2 million ($0.18 per share) and $4.1 million ($0.15 per share) in the first, third and fourth quarters of 1995, respectively. Similar charges of $7.1 million ($0.31 per share) and $10.1 million ($0.44 per share) were recorded in the third and fourth quarters of 1994, respectively.

b. Net income includes a $33.5 million charge ($1.36 per share) for the $4.375 Convertible Exchangeable Preferred Stock exchange offer.

c. Net income includes a $3.9 million charge ($0.14 per share) for stock option costs caused by the rise in FTX's common stock price.

d. Net income includes a $1.8 million charge ($0.06 per share) for stock option costs and an early retirement program, a $5.3 million gain ($0.19 per share) for the reversal of certain insurance accruals no longer required and a $62.8 million gain ($2.21 per share) for the reversal of certain tax accruals no longer required.

e. No customers accounted for ten percent or more of total revenues. Export sales to Asia, Australia, Latin America and
Canada approximated 41 percent, 38 percent and 32 percent of total revenues for 1995-1993, respectively.

f. Net income includes a $5.5 million charge ($0.23 per share) in the first quarter and a $3.6 million charge ($0.16 per share) in the second quarter related to early extinguishment of debt.




     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF FREEPORT-McMoRan
INC.:

We have audited the accompanying balance sheets of Freeport-McMoRan Inc. (the Company), a Delaware Corporation, and consolidated subsidiaries as of December 31, 1995 and 1994, and the related statements of operations, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of IMC-Agrico Company (the Joint Venture). The Company's share of the Joint Venture constitutes 44 percent and 32 percent of assets as of December 31, 1995 and 1994, and 80 percent, 85 percent and 37 percent of the Company's total revenues for the years ended December 31, 1995, 1994 and 1993, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Company's interest in the Joint Venture, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Freeport-McMoRan Inc. and consolidated subsidiaries as of December 31, 1995 and 1994 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for periodic scheduled maintenance costs, deferred charges and costs of management information systems.

                                             Arthur Andersen LLP

New Orleans, Louisiana,

  January 23, 1996




                       SHAREHOLDER INFORMATION


COMMON SHARES/REVERSE STOCK SPLIT. Our common shares trade on the New York Stock Exchange (NYSE) under the symbol "FTX." The FTX share price is reported daily in the financial press under "FrptMc" in most listings of NYSE securities. At yearend 1995 the number of holders of record of our common stock was 21,182.

     On October 20, 1995, FTX's common shareholders approved an amendment to its certificate of incorporation effecting a one-for-six reverse split of FTX common stock, reducing the par value of FTX common stock and decreasing the number of authorized shares of FTX common stock.

     Common share price ranges on the NYSE composite tape, reflecting the one-for-six reverse stock split, during 1995 and 1994 were:

                                      1995                1994
                               ------------------  ------------------
                                 High      Low       High       Low
                               -------   -------    -------    -------
First Quarter                  $111.78   $102.00    $130.50    $112.50
Second Quarter                  111.78    101.28     118.50      97.50
Third Quarter                   145.50*    27.00*    120.00      96.78
Fourth Quarter                   41.13     33.00     119.28     100.50


* Share prices include periods before and after FTX's July 28, 1995 tax-free distribution of FCX Class B common stock, which had a market value of $106.85 per FTX share.

RESTRUCTURING PLAN/COMMON SHARE DIVIDENDS. On July 5, 1995, FTX announced that its Board of Directors declared a special tax-free dividend whereby FTX would distribute its ownership in FCX to FTX common shareholders. FTX distributed 4.210404 shares of FCX Class B common stock for each FTX common share of record on July 17, 1995. This special tax-free dividend completed FTX's restructuring announced in 1994.

     Cash and property dividends paid during 1995 and 1994, which reflect the one-for-six reverse stock split, were:

                              1995
---------------------------------------------------------------
Dividend Per FTX Share          Record Date        Payment Date
-----------------------         -------------      -------------
0.075 FCX.A share *             Feb. 15, 1995      Mar.  1, 1995
4.210404 FCX shares *           Jul. 17, 1995      Jul. 28, 1995
$0.09                           Aug. 15, 1995      Sep.  1, 1995
$0.09                           Nov. 15, 1995      Dec.  1, 1995

                              1994
---------------------------------------------------------------
Dividend Per FTX Share          Record Date        Payment Date
-----------------------         -------------      -------------
$1.875                          Feb. 15, 1994      Mar. 1, 1994
0.075 FCX.A share *             May 16, 1994       Jun. 1, 1994
0.6 MOXY share *                May 20, 1994       May 20, 1994
0.075 FCX.A share *             Aug. 15, 1994      Sep. 1, 1994
0.075 FCX.A share *             Nov. 15, 1994      Dec. 1, 1994

* Below is a summary of the cost basis of shares for the property dividends.


                                          Per Share Amount
                                           for Calculation
                                           of Cash in Lieu
                              Cost Basis   of a Fractional
   Record Date       Share    Per Share         Share
---------------     -------   -----------  ----------------
Feb. 15, 1995       FCX.A        $20.9375          $20.8125
Jul. 17, 1995       FCX                **           24.1250
May 16, 1994        FCX.A         24.1875           24.4375
May 20, 1994        MOXY           4.5000            5.4933
Aug. 15, 1994       FCX.A         22.7500           21.0625
Nov. 15, 1994       FCX.A         20.0625           22.0625

** The cost basis for each share of FTX stock should be reduced to 21 percent of its former amount and the remaining 79 percent of the FTX cost basis should be established as the cost basis for the FCX shares and cash in lieu of a fractional share.