Form 10-K405, Exhibit 13
period 1996-12-31
FREEPORT MCMORAN INC
filed 1997-03-31
CIK 351116

Exhibit 13.1





                        FREEPORT-MCMORAN INC.

                SELECTED FINANCIAL AND OPERATING DATA

                  1996           1995         1994       1993          1992
               ----------     ----------   ---------- ----------   ----------
FINANCIAL DATA(Financial Data In Millions, Except Per Share Amounts)
Years Ended December 31:
Revenues         $957.5        $995.9        $770.1        $684.7      $940.6
Operating income
 (loss)           205.4a        182.9          91.9       (243.4)       (24.6)
Net income
 (loss) from:
  Operations       $42.2b       $25.3b      $(35.1)b       $(77.0)     $(27.3)
  Nonrecurring
   gains
   (losses)c        2.9          67.1             -        (48.6)          -
  Discontinued
   opera-
  tions               -         340.4         107.7          35.4         215.1
  Changes in
   accounting
   principle
   and extraordinary
   loss               -             -         (9.1)         (13.6)        -
  Preferred
   dividends      (4.4)        (42.3)d       (22.1)         (22.4)       (18.7)
                   ----         -----         -----        ------         -----
Net income
 (loss) applicable
 to common
 stock            $40.7        $390.5        $ 41.4       $(126.2)       $169.1
                  =====        ======       =======       ========       =======


Net income (loss)
 per primary share from:

  Operations       $1.61b       $.97b        $(1.51)b     $(3.26)       $(1.13)
  Nonrecurring
   gains
   (losses)c        .11          2.57             -        (2.06)          -
  Discontinued
   opera-
  tions               -         13.05          4.64          1.50          8.93
  Changes in
   accounting
   principle
  and extra-
  ordinary
   loss               -             -         (.39)          (.58  )        -
  Preferred
   divi-
  dends           (.17)        (1.62)d          (.95)       (.95)         (.78)
                   ----         -----          ----          ----          ----
Net income
 (loss) applicable
 to  common
 stock            $1.55        $14.97          $1.79       $(5.35)       $7.02
                  =====        ======        ======        ======        ======


Average common
 shares
 outstand-
ing                26.3          26.1          23.2          23.6          24.1


Dividends per common share:
  Cash             $.36          $.18        $1.875         $7.50         $7.50
  Property e          -        108.41         7.768             -          1.05
                    ---       -------         -----           ---         -----
                   $.36       $108.59        $9.643         $7.50         $8.55
                   ====      ========       =======        ======        ======
At December 31:
Property, plant
 and equipment,
 net             $964.8        $999.8        $964.5      $1,102.8      $1,271.2
Long-term debt,
 less current
 portion          441.0         359.5       1,122.1       1,082.8         785.5
Minority
 interest         174.1         196.0         217.8         239.8         418.6
Stockholders'
 equity            94.3         191.9       (230.5)             .6      346.0
Total assets    1,251.4       1,320.5       1,649.4       1,888.6       2,157.4

OPERATING DATA
Phosphate
 fertilizers-primarily
 DAP
  Sales (short
   tons)      3,201,800     3,427,700     3,193,400     3,346,600     3,984,000
  Average realized
   price f
    All phosphate
     ferti-
    lizers      $181.00       $169.07       $144.13       $110.03       $127.27
    DAP          186.17        175.11        149.32        113.09        132.11
Phosphate rock
  Sales (short
   tons)      2,919,100     4,470,400     4,373,400     3,840,300     3,440,500
  Average realized
   price f       $25.60        $22.53        $21.38        $22.02        $26.96
Sulphur
  Sales (long
   tons) g    2,900,000     3,049,700     2,087,800     1,973,200     2,346,100
Oil
  Sales
   (barrels)  1,895,500     2,217,600     2,533,700     3,443,000     4,884,000
  Average
   realized
   price         $19.49        $15.82        $13.74        $14.43        $15.91


                        FREEPORT-McMoRan INC.

                SELECTED FINANCIAL AND OPERATING DATA

                                NOTES

a. Includes a net benefit of $8.9 million resulting primarily from the gain on the increase in FRP's ownership of IMC-Agrico.

b. Includes minority interest charges totaling $9.0 million ($0.34 per share) in 1996, $14.4 million ($0.55 per share) in 1995 and $17.2 million ($0.74 per share) in 1994 because FTX was not paid its proportionate share of FRP distributions. Also includes stock appreciation rights costs totaling $5.0 million ($0.19 per share) in 1995 caused by the significant rise in FTX's common stock price during the year.

c. In 1996 includes the item discussed in Note a above; in 1995 includes gains related primarily to the settlement of certain insurance claims ($4.3 million or $0.16 per share) and the reversal of tax accruals no longer required ($62.8 million or $2.41 per share); and in 1993 includes the loss on restructuring activities and valuation and sale of assets.

d. Includes a $33.5 million charge ($1.29 per share) resulting from the $4.375 Preferred Stock exchange offer.

e. Reflects the fair market value of property distributions (FCX in 1995 and 1994, MOXY in 1994 and FMPO in 1992).

f.   Represents average realization f.o.b. plant/mine.

g. Includes internal consumption totaling 730,300 tons, 754,400 tons, 739,900 tons, 1,138,800 tons and 1,654,300 tons for 1996-1992, respectively.

                        FREEPORT-McMoRan Inc.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The business operations of Freeport-McMoRan Inc. (FTX) primarily consist of its 51.6 percent ownership in Freeport-McMoRan Resource Partners, Limited Partnership (FRP). FRP, through its subsidiaries and joint venture operations, is one of the world's leading integrated phosphate fertilizer producers. FRP is a joint venture partner in IMC-Agrico Company (Note 2), the world's largest and one of the lowest cost producers, marketers and distributors of phosphate fertilizers. IMC-Agrico's business also includes the mining and sale of phosphate rock and the production, marketing and distribution of animal feed ingredients. FRP's Main Pass sulphur mine, offshore Louisiana in the Gulf of Mexico, and its Culberson mine in Texas also make FRP the largest producer of Frasch sulphur in the world. Main Pass also contains proved oil reserves that FRP produces and sells for the Main Pass joint venture.

     The combined sulphur, phosphate mining and fertilizer production operations provide FRP with the competitive advantages of vertical integration and operating efficiencies and reduce the sensitivity of FRP's phosphate fertilizer costs to changes in raw material prices. FRP also believes that the strategic location of IMC-Agrico's fertilizer operations, both in Florida and on the Mississippi River, provide it with a competitive advantage over other fertilizer producers.

     Management has been able to move forward on several growth opportunities as follows:

* In June 1996, FRP, a significant consumer of natural gas in its sulphur and fertilizer operations, acquired a 25 percent leasehold interest in an oil and gas joint venture to explore a 35,000 acre project area in south Louisiana where high-potential, high-risk prospects had been identified. One non-commercial well has been drilled and another exploratory well is in progress. FTX will consider opportunities for further oil and gas investments, including activities involving McMoRan Oil & Gas Co. (MOXY). These future investments may be significant.

* In September 1996, IMC-Agrico entered into an exclusive letter of intent with Chinese authorities to conduct joint feasibility studies and, if commercially viable, to develop phosphate ore resources in Yunnan Province. The agreement covers extensive phosphate resources and envisions the joint development of high-analysis phosphate fertilizer manufacturing facilities in China.

* In October 1996, IMC-Agrico significantly augmented its existing strategic phosphate rock reserve position by purchasing 24,000 acres of land in central Florida. The land is estimated to contain in excess of 100 million tons of phosphate rock and helped to increase FRP's phosphate rock reserves by over 30 percent, after production.

* FRP also continues to evaluate a potential phosphate mine and upgrading project in Sri Lanka. This project would be undertaken through a joint venture involving the Government of Sri Lanka, IMC-Agrico and another party. Because of the strategic location of this project in close proximity to Asian customers, it would have potentially favorable economic competitive advantages.

     In September 1996, FTX terminated merger discussions with Arcadian Corporation. It was intended for FRP to be offered an opportunity to participate in this transaction in a manner that would convert the publicly held limited partnership units of FRP into common stock of a new company. Although this transaction was not completed, FTX and FRP will continue to consider attractive growth opportunities, including opportunities in the agricultural minerals and oil and gas industries. Transactions will also continue to be evaluated that may allow for a possible combination of FTX and FRP.

     Positive steps involving the FTX/FRP debt structure were also made, as follows:

* In February 1996, FRP sold publicly $150 million of its 7% Senior Notes due 2008 and used the proceeds to reduce bank indebtedness.
This fixed the interest cost on a large portion of FRP's debt at an attractive rate, as well as lengthened the maturity. Additionally, in January 1997, Moody's Investors Service raised its rating on FRP's publicly traded senior unsecured debt securities to Baa3, an investment grade rating. FRP's senior unsecured debt securities are now rated investment grade by the major credit agencies.

* During November 1996, the FTX/FRP bank credit agreement was amended to increase the amount available to FRP to $350 million (with $150 million available to FTX), reduce the interest rates and extend the term of the facility to November 2001.

RESULTS OF OPERATIONS

                                        1996          1995          1994
                                     ----------    ----------    ----------
                                                 (In Millions)
Revenues                             $    957.5    $    995.9    $    770.1
Operating income                          205.4         182.9          91.9
Net income from:
  Operations a                       $     42.2    $     25.3    $    (35.1)
  Nonrecurring gains/losses                 2.9b         67.1c            -
  Discontinued operations (Note 3)            -         340.4         107.7
  Extraordinary loss (Note 4)                 -             -          (9.1)
  Preferred dividends                      (4.4)        (42.3)d       (22.1)
                                     ----------    ----------    ----------
Net income applicable to  common
 stock                               $     40.7    $    390.5    $     41.4
                                     ==========    ==========    ==========

a. Includes minority interest charges totaling $9.0 million in 1996, $14.4 million in 1995 and $17.2 million in 1994 because FTX was not paid its proportionate share of FRP distributions, and stock appreciation rights costs of $5.0 million in 1995.

b. Primarily consists of the gain on the increase in FRP's ownership of IMC-Agrico (Note 2).

c. Includes a $4.3 million insurance settlement gain (included in other income) and a $62.8 million tax benefit (Note 5).

d.   Includes a $33.5 million charge resulting from the $4.375
Preferred Stock exchange offer (Note 6).

1996 Compared With 1995. Operating income for 1996 benefited from higher average realizations on phosphate fertilizer, phosphate rock and oil sales (see Selected Financial and Operating Data). The animal feed ingredients business, acquired in October 1995 (Note 9), also contributed to higher operating income. Offsetting the impact of these positive factors were lower production and sales volumes for phosphate fertilizer, phosphate rock, sulphur and oil. The current year includes an $11.9 million gain resulting from the increase in FRP's ownership of IMC-Agrico, $15.6 million lower stock appreciation rights costs, a $2.5 million charge for oil and gas exploration costs and charges totaling $3.0 million for asset valuations at IMC-Agrico.

     Depreciation and amortization for the current year decreased $7.9 million from the 1995 amount. This reduction is attributable primarily to a decline of $4.4 million from Main Pass oil operations and $1.6 million from sulphur activities caused by lower sales volumes and a $3.5 million decrease related to FRP's disproportionate interest in IMC-Agrico cash distributions, partially offset by additional depreciation expense of $2.3 million associated with the animal feed ingredients operations.

     General and administrative expenses for 1996 declined $17.7 million from 1995, primarily because during 1995 the significant increase in FTX's stock price resulted in $15.6 million higher stock appreciation rights costs. General and administrative costs for 1996 included amounts associated with the acquired animal feed ingredients operations, whereas 1995 included a $1.2 million charge for the reorganization of IMC-Agrico's marketing function.

     Interest expense decreased from 1995 as a result of the significant reduction in average debt levels brought about by FTX's
recapitalization.   Minority interests' share of net income for 1996
reflects the increased level of earnings at FRP and included an additional $14.4 million charge ($23.0 million in 1995) because FTX was not paid its proportionate share of FRP distributions. In the first quarter of 1997, FTX will recognize an additional $9.3 million minority interest charge in connection with the final quarterly distribution under the public unitholders' preferential distribution priority (Note 2). However, to the extent the cumulative unpaid distributions are reduced in the future, FTX will recognize a disproportionately greater share of FRP's reported earnings.

     Income taxes for 1995 included a $62.8 million benefit attributable to the reversal of tax accruals no longer required because of the resolution of certain federal and state tax issues and the realization of tax credits not previously recognized.

Agricultural Minerals Operations - FTX's agricultural minerals operations, which include FRP's fertilizer and phosphate rock operations and its sulphur business, reported 1996 operating income of $223.9 million on revenues of $920.0 million compared with operating income of $205.9 million on revenues of $960.0 million in 1995.
Significant items impacting operating income follow (in millions):

Agricultural minerals operating income -1995   $    205.9
                                               ----------
Increases (decreases):
  Sales volumes                                     (97.9)
  Realizations                                       59.5
  Other                                              (1.6)
                                               ----------
    Revenue variance                                (40.0)
  Cost of sales                                      29.9a
  Gain on IMC-Agrico investment                      11.9
  General and administrative                         16.2b
                                               ----------
                                                     18.0
                                               ----------
Agricultural minerals operating income -1996   $    223.9
                                               ==========
a. Includes a reduction to depreciation of $29.8 million in 1996 and $26.3 million in 1995 caused by FRP's disproportionate interest in IMC-Agrico cash distributions. 1996 also includes $3.0 million of asset valuation charges from IMC-Agrico.

b. 1996 included $10.3 million lower stock appreciation rights costs.

     FRP's 1996 phosphate fertilizer sales volumes were 7 percent lower than those in 1995, with IMC-Agrico's realization for diammonium phosphate (DAP), its principal fertilizer product, averaging 6 percent higher. The year 1996 began with rising prices as a result of the tight supply/demand situation experienced during late 1995, and IMC-Agrico operating its phosphate fertilizer facilities at full capacity. Erratic domestic and foreign demand during 1996 resulted in lower price realizations during the second half of the year, with periods of record industrywide production prompting IMC-Agrico to reduce its production levels. IMC-Agrico will continue to monitor market conditions and make production adjustments it deems appropriate.
FRP's unit production costs for 1996 rose slightly, as reduced production volumes and higher phosphate rock costs were partly offset by lower sulphur costs. A sharp rise in ammonia prices began at the end of the third quarter of 1996 and had a negative impact on fourth-quarter 1996 DAP production costs resulting in lower cash margins. Although the impact was significant, IMC-Agrico fulfills approximately one-third of its annual ammonia requirements with internal production, helping to mitigate the effect. Unit production costs for the near term will continue to be impacted by high ammonia prices, although ammonia prices have begun to decline and are expected to decline further.

     In December 1996, IMC-Agrico (through the Phosphate Chemical Export Association) reached a new agreement for the sale of DAP to Sinochem, the fertilizer buying agency for China. The agreement spans the next two calendar years and provides for substantial monthly shipments of DAP at market-related prices at the time of shipment. Total shipments under the contract will approximate 1996 levels for each of the next two years. As evidenced by the two-year DAP supply agreement with the Chinese, the long-term outlook for the phosphate fertilizer industry remains bright. Increasing world population and improving diets, combined with historically low grain stocks, necessitate greater agricultural output which will require higher fertilizer use. Strong demand growth projected in Asia and Latin America is expected to require additional supplies beyond the global industry's current capability. Additionally, FRP believes higher prices and operating margins are required before new major phosphate projects are initiated. Weather and government policies will continue to cause annual fluctuations in the overall agricultural and fertilizer supply and demand situation, as witnessed over the past year.

     FRP's 1996 phosphate rock sales volumes declined 35 percent reflecting primarily the October 1995 expiration of a cost-plus contract that resulted in below market realizations on annual sales volumes of 1.5 million tons net to FRP. Also contributing to the reduction was IMC-Agrico's decision to limit third party sales in order to maximize the long-term value of its reserves through internal use. This strategy is expected to result in lower sales volumes of phosphate rock for 1997. The impact of the 14 percent increase in 1996 realizations, caused primarily by the below market contract expiration, was offset by reduced sales volumes and higher mining costs, resulting in lower earnings from the phosphate rock operations.

     Sulphur sales volumes for 1996 were 5 percent lower than the 1995 level. FRP has operated its Main Pass and Culberson mines at reduced rates since March 1996 in response to lower domestic sulphur sales to U.S. phosphate fertilizer producers. Sulphur market prices were negatively affected by lower demand. Movement of Canadian sulphur to the U.S. market fell in tandem with lower prices and Canadian producers' concerns over anti-dumping actions taken by the U.S. Department of Commerce. Unit production costs for 1996 rose slightly from 1995 levels because of the reduced production levels and increased energy costs. FRP's future sulphur sales volumes and realizations will continue to depend on the level of demand from the domestic phosphate fertilizer industry and the availability of competing supplies from recovered sources. Since FRP's sulphur consumption approximates its production, a change in the market price of sulphur does not have a significant effect on earnings. FRP continues to evaluate its sulphur business strategy in light of the current sulphur market, including the possibility of reducing its overall production level. FRP does not anticipate any change would result in a material impact to its financial position or results of operations.

Oil and Gas Operations - Main Pass oil operations achieved the following:


                                                  1996          1995
                                               ----------    ----------
Sales (barrels)                               1,895,500      2,217,600
Average realized price                           $19.49         $15.82
Operating income (in millions)                    $10.3          $1.9a

a.   Included $1.8 million of stock appreciation rights costs.

     Main Pass operating income for 1996 benefited from a significant increase in average realizations caused by the overall rise in world oil prices which occurred in mid-1996 and again in late 1996. Net production for 1997 is expected to approximate 1996 levels, as increased drilling activities are expected to generate production sufficient to offset declining reservoir production.

     In June 1996, FRP acquired a 25 percent leasehold interest in an oil and gas joint venture to explore a 35,000 acre project area in south Louisiana. In connection with the acquisition of this interest, FRP reimbursed MOXY, a formerly owned affiliate of FTX, $2.1 million for certain costs previously incurred on the project area. FRP acquired its interest on the same proportionate basis as Phillips Petroleum, which has a 50 percent leasehold interest in the project area and is the operator of the joint venture.

     Two high-potential, high-risk prospects have been identified to date in the project area. The initial well on the East Fiddler's Lake prospect was unsuccessful in finding commercial oil and gas reserves and resulted in a charge of $2.5 million. The geological data from this well is assisting drilling activity in the project area.
Drilling operations commenced on the North Bay Junop prospect in late 1996 and completion of drilling of this well is expected to occur in the second quarter of 1997. Interpretation of the 3-D seismic survey performed over the project area continues and has identified additional leads that may develop into potential prospects.

1995 Compared With 1994. FTX benefited from the significant strengthening in the phosphate fertilizer markets throughout 1995 and the expansion of its sulphur production capacity, resulting in higher
revenues and improved operating results.     Depreciation and
amortization for 1995 decreased $9.6 million from the 1994 amount, caused primarily by a $10.5 million decline relating to FRP's disproportionate interest in IMC-Agrico cash distributions, partially offset by a $2.7 million increase resulting from the acquired sulphur
assets.   General and administrative expenses for 1995 increased by
$19.6 million, primarily because of $18.5 million in stock appreciation rights costs and early retirement charges.

     Interest expense decreased from 1994 as a result of the significant reduction in average debt levels brought about by FTX's
recapitalization.   Income taxes for 1995 included the $62.8 million
benefit discussed earlier.    Minority interests' share of net income
for 1995 rose reflecting the increased level of earnings at FRP and included an additional $23.0 million charge ($26.5 million in 1994) because FTX was not paid its proportionate share of FRP distributions.

Agricultural Minerals Operations - FRP's agricultural minerals operations reported 1995 operating income of $205.9 million on revenues of $960.0 million compared with operating income of $123.8 million on revenues of $730.4 million in 1994. Significant items impacting operating income follow (in millions):

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
                                               ==========
a. Includes a reduction to depreciation of $26.3 million in 1995 and $15.8 million in 1994 caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

b. 1995 included $10.5 million higher stock appreciation rights costs.

     FRP's 1995 phosphate fertilizer sales volumes were 7 percent higher than those in 1994, as IMC-Agrico experienced excellent export demand and strong domestic sales for DAP. The increased demand resulted in IMC-Agrico phosphate fertilizer facilities operating near capacity for the majority of 1995. This tight supply/demand situation was reflected in improved phosphate fertilizer realizations, with FRP's average DAP realization increasing 17 percent from 1994. FRP's 1995 DAP realizations included large forward sales to China at prices which were ultimately below market prices at the time of shipment. FRP's phosphate fertilizer unit production costs were increased from 1994, reflecting higher raw material costs for ammonia and phosphate rock.

     FRP's 1995 phosphate rock sales volumes were slightly higher than in 1994. Increased demand from phosphate fertilizer producers and the addition of a long-term supply contract in October 1994 were offset by the expiration of a contract in October 1995. Because of the low margin associated with sales under the expired contract, the impact to earnings was not significant.

     FRP's increased sulphur production capacity resulting from the Culberson mine, combined with strong demand from the domestic phosphate fertilizer industry, resulted in a 46 percent increase in sales volumes. FRP also benefited from the strengthening in Tampa, Florida sulphur prices during 1995. Main Pass unit production costs for 1995 were virtually unchanged from 1994.

Oil and Gas Operations - In mid-1994, FTX distributed substantially all its non-Main Pass oil and gas exploration activities to its common stockholders as part of the MOXY distribution (Note 9). FRP's operating results at Main Pass follow:

                                          1995           1994
                                       ----------      ----------

Sales (barrels)                        2,217,600        2,533,700
Averaged realized price                   $15.82           $13.74
Operating income (in millions)             $1.9a            $2.8

a.   Included $1.8 million of stock appreciation rights costs.

CAPITAL RESOURCES AND LIQUIDITY

FTX's main source of cash flow is distributions from its ownership in FRP. In connection with the February 1992 offering of FRP units, FRP committed for a five-year period to providing public unitholders a preferential right to receive quarterly distributions of 60 cents per unit before paying any distributions to FTX. On January 17, 1997, FRP declared a distribution of 60 cents per publicly held unit ($30.0 million) and 24 cents per FTX-owned unit ($12.9 million), increasing the total unpaid distributions to FTX to $431.3 million. This distribution completed that commitment and the preferential rights of the publicly owned FRP units to receive minimum quarterly distributions of 60 cents per unit ceased with this distribution. FRP's distributable cash will now be shared ratably by FRP's public unitholders and FTX, except that FTX will be entitled to receive its unpaid cash distributions from one-half of the quarterly distributable cash after the payment of 60 cents per unit to all FRP unitholders.
If this distribution policy had been in effect for this distribution, each FRP unitholder would have received approximately 42 cents per unit. FRP's future distributions will depend on the distributions received from IMC-Agrico, on the cash flow generated from FRP's sulphur and oil operations, and on the level of and methods of financing its capital expenditure needs, including reclamation and growth projects. FRP's distributable cash in January 1997 included $41.1 million from IMC-Agrico. Future distributions from IMC-Agrico will depend primarily on the phosphate fertilizer market, discussed earlier, and FRP's share of IMC-Agrico cash distributions (Current Interest). FRP's Current Interest is 54.35 percent until June 30, 1997 and declines to 41.45 percent thereafter.


     FTX's recapitalization and restructuring activities in 1995 significantly reduced its parent company obligations. However, FTX retained certain obligations reported as liabilities on its balance sheet related to its past business activities, including oil and gas payments and employee benefit liabilities. It also has guaranteed the debt of FM Properties Inc. (Note 8). FTX anticipates that its cash distributions from FRP and amounts available to it under the credit facility ($280.0 million of additional borrowings available to FRP at February 4, 1997, $119.0 million of which is available to FTX) will be sufficient to meet these obligations. In August 1995, the FTX Board of Directors established a quarterly cash dividend policy of 9 cents per common share. This dividend policy allows FTX to use additional available funds to purchase FTX stock, purchase FRP units and/or invest in new growth opportunities. The timing of FTX stock and FRP unit purchases is dependent upon many factors, including their price, FTX's financial condition and general economic and market factors.

     Net cash provided by continuing operations was $236.9 million in 1996, $241.0 million in 1995 (excludes $138.6 million from discontinued operations) and $170.6 million in 1994 (excludes $336.2 million from discontinued operations). Benefiting the 1995 and 1994 periods were working capital reductions achieved by IMC-Agrico and the sale of receivables (Note 1).

     Net cash used in investing activities totaled $51.0 million in 1996, $368.9 million in 1995 and $694.2 million in 1994. Investing activities for 1995 and 1994 included significant expenditures by its discontinued operations. Investing cash flows for 1996 included $13.0 million for a Florida phosphate rock reserve acquisition and 1995 included the Mallinckrodt animal feed ingredients acquisition. Based on current estimates, capital expenditures for 1997 will approximate $60 million. Sales of various non-core assets generated proceeds of $4.0 million in 1996, $26.9 million in 1995 and $112.0 million in 1994.

     Net cash provided by (used in) financing activities totaled $(189.4) million in 1996, $(14.0) million in 1995 and $207.2 million in 1994. During 1996, FTX acquired 3.7 million of its common shares for $132.1 million and 0.1 million FRP units for $1.3 million. During 1995, FTX's equity purchases totaled $160.8 million, acquiring 1.0 million of its common shares for $44.8 million, 5.3 million FCX shares for $111.7 million and 0.3 million FRP units for $4.3 million. During 1994, FTX's equity purchases consisted primarily of 0.6 million of its common shares for $67.7 million and 2.2 million FCX shares for $47.6 million. Net borrowings (including debt offerings and redemptions) totaled $79.4 million in 1996 and $398.3 million in 1994, compared with net repayments of $153.7 million in 1995. During 1995, FTX sold
23.9 million FCX shares for net proceeds of $497.2 million, which was used to retire all parent company debt. During 1994, FCX sold preferred stock to finance its significant expansion-related capital expenditures. Distributions to FCX minority interests reflect the mid-1995 distribution of FCX. The reduction in cash dividends results from changes in FTX's dividend policy and the conversion of FTX's preferred stock to common stock in mid-1995.


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

     FTX has received notices from governmental agencies that it is one of several to many potentially responsible parties at certain sites under relevant federal and state environmental laws. Some of these sites involve significant cleanup costs; however, at most of these sites other large and viable companies with equal or larger proportionate shares are among the potentially responsible parties. The ultimate settlement for such sites usually occurs several years subsequent to the receipt of notices identifying potentially responsible parties because of the many complex technical and financial issues associated with site cleanup. FTX believes that the aggregation of any costs associated with the potential liabilities at those sites for which notification has been received will not exceed amounts accrued and expects that any costs would be incurred over a period of years. FTX is aware that additional sites may receive such notices in the future. The costs associated with any sites for which notifications have not been received are uncertain and cannot be estimated at present. However, FTX believes that these costs, should they be incurred, will not have a material adverse effect on its operations or financial position.

     FTX maintains insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities which arise from unexpected and unforeseen events and has an indemnification agreement covering certain acquired sites (Note 8).


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

CAUTIONARY STATEMENT

Management's discussion and analysis contains forward-looking statements regarding sales and production volumes, capital expenditures, product markets, etc. Important factors that might cause future results to differ from these projections are described in more detail in FTX's Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission.

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

Rene L. Latiolais                                 Robert M. Wohleber
President and                                Senior Vice President and
Chief Executive Officer                         Chief Financial Officer

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF FREEPORT-McMoRan INC.:

We have audited the accompanying balance sheets of Freeport-McMoRan Inc. (the Company), a Delaware Corporation, and consolidated subsidiaries as of December 31, 1996 and 1995, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of IMC-Agrico Company (the Joint Venture). The Company's share of the Joint Venture constitutes 47 percent and 44 percent of assets as of December 31, 1996 and 1995, and 82 percent, 80 percent and 85 percent of the Company's total revenues for the years ended December 31, 1996, 1995 and 1994, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Company's interest in the Joint Venture, is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Freeport-McMoRan Inc. and consolidated subsidiaries as of December 31, 1996 and 1995 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

New Orleans, Louisiana,                      Arthur Andersen LLP

  January 21, 1997



 FREEPORT-MCMORAN INC.

                                        BALANCE SHEETS

                                          December 31,
                                      ---------------------
                                        1996          1995
                                     ----------    ----------
                                          (In Thousands)
ASSETS
Current assets:
Cash and cash equivalents            $   19,977    $   23,496
Accounts receivable:
  Customers                              44,256        58,220
  Other                                  27,539        42,774
Inventories:
  Products                              106,002        83,924
  Materials and supplies                 35,156        35,086
Prepaid expenses and other                5,065         4,499
                                     ----------    ----------
  Total current assets                  237,995       247,999
                                     ----------    ----------
Property, plant and equipment         1,892,577     1,978,065
Less accumulated depreciation and
 amortization                           927,790       978,225
                                     ----------    ----------
  Net property, plant and equipment     964,787       999,840
                                     ----------    ----------
Other assets                             48,641        72,631
                                     ----------    ----------
Total assets                         $1,251,423    $1,320,470
                                     ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued
 liabilities                         $  168,557    $  180,766
Long-term debt, less current
 portion                                441,030       359,501
Accrued postretirement benefits
 and pension costs                      182,832       170,542
Reclamation and mine shutdown
 reserves                               106,374       128,981
Other liabilities and deferred
 credits                                 84,247        92,722
Minority interest                       174,081       196,021
Stockholders' equity:
Convertible exchangeable preferred
 stock, par value $1 per share, at
 liquidation value, authorized
 50,000,000 shares                       50,084        50,084
Common stock, par value $0.01
 per share, authorized 100,000,000
 shares                                     340           337
Capital in excess of par value of
 common stock                           527,491       522,694
Retained earnings                       124,044        92,746
Common stock held in treasury
 -9,790,000 and 6,016,800
 shares, respectively, at cost         (607,657)     (473,924)
                                     ----------    ----------
                                         94,302       191,937
                                     ----------    ----------
Total liabilities and
 stockholders' equity                $1,251,423    $1,320,470
                                     ==========    ==========
The accompanying Notes to Financial Statements are an integral part of these financial statements.

                                 FREEPORT-McMoRan INC.

                                 STATEMENTS OF INCOME

                                Years Ended December 31,
                     -------------------------------------------------
                        1996                 1995                 1994
                     ----------           ----------         ---------

                         (In Thousands, Except Per Share Amounts)
Revenues             $  957,456           $  995,857         $  770,112
Cost of sales:
Production and
 delivery               662,397              688,260            556,746
Depreciation and
 amortization            38,927               46,784             56,411
                     ----------             ----------        ----------
  Total cost of
   sales                701,324              735,044            613,157
Gain on IMC-Agrico
 investment             (11,917)                 -                 -
Exploration expenses      2,485                  -                6,672
General and admin-
istrative expenses       60,208               77,933             58,379
                     ----------             ----------        ----------
  Total costs and
   expenses             752,100              812,977            678,208
                     ----------            ----------         ----------
Operating income        205,356              182,880             91,904
Interest expense,
 net                    (34,155)             (49,655)           (71,565)
Other income
 (expense), net           1,332                9,624             (1,245)
                     ----------              ---------        ----------
Income before
 minority interest
 and income taxes       172,533              142,849             19,094
Minority interest in
 net income of
 consolidated
 subsidiaries          (100,279)            (101,432)           (67,364)
Income tax
 (provision)
 benefit                (27,164)              50,983             13,138
                     ----------             ----------        ----------
Income (loss)
 from continuing
 operations              45,090               92,400            (35,132)
Discontinued
 operations                   -              340,424            107,715
                     ----------             ----------         ----------
Income before
 extraordinary
 item                    45,090              432,824             72,583
Extraordinary
 loss on early
 extinguishment
 of debt, net                 -                 -               (9,108)
                     ----------            ----------         ----------
Net income               45,090              432,824             63,475
Preferred
 dividends               (4,382)            (42,283)            (22,032)
                     ----------            ----------          ----------
Net income
 applicable
 to common stock     $   40,708           $  390,541         $   41,443
                     ==========           ==========           ==========

Net income per
 primary share:
Continuing
 operations               $1.72               $3.54             $(1.51)
Discontinued
 operations                   -               13.05               4.64
Extraordinary
 loss                         -                 -                 (.39)
Preferred
 dividends                 (.17)              (1.62)              (.95)
                           ----                -----              -----
                          $1.55              $14.97             $ 1.79
                          =====              ======             =======
Net income per fully
 diluted share:
Continuing
 operations               $1.72               $3.70              $(1.51)
Discontinued
 operations                   -               11.64                4.64
Extraordinary loss            -                 -                  (.39)
Preferred dividends        (.17)              (1.14)               (.95)
                           ----               -----                -----
                          $1.55              $14.20               $ 1.79
                          =====               ======              =======
Average common and
 common equivalent
 shares outstanding:
  Primary                26,275              26,081               23,204
                         ======              ======              =======
  Fully diluted          26,275              29,240               23,204
                         ======              ======              =======

Dividends per common share:
  Cash                     $.36                $.18               $1.875
  Property                    -              108.41                7.768
                              -              ------              --------
                           $.36             $108.59               $9.643
                           ====             =======              =======


The accompanying Notes to Financial Statements are an integral part of these financial statements.

                                        FREEPORT-MCMORAN INC.

                                   STATEMENTS OF STOCKHOLDERS' EQUITY

                                          Years Ended December 31,
                                     -------------------------------------
                                        1996          1995          1994
                                     ----------    ----------    ----------
                                                 (In Thousands)
$4.375 Convertible exchangeable
 preferred stock:
Balance at beginning of year         $   50,084    $  250,000    $  250,000
Conversions to common stock                   -      (199,916)            -
                                     ----------    ----------    ----------
  Balance at end of year                 50,084        50,084       250,000
                                     ----------    ----------    ----------

Common stock:
Balance at beginning of year                337       166,365       165,293
Conversions to common stock and
 other                                        3        32,649         1,072
One-for-six reverse stock split and
 change in par value                          -      (198,677)            -
                                     ----------    ----------    ----------
  Balance at end of year                    340           337       166,365
                                     ----------    ----------    ----------

Capital in excess of par value
 of common stock:
Balance at beginning of year            522,694             -        21,868
Dividends on common stock                     -        (1,427)      (35,600)
Distribution of FCX                           -      (240,721)            -
Conversions to common stock and
 other                                    4,797       566,165        13,732
One-for-six reverse stock split and
 change in par value                          -       198,677             -
                                     ----------    ----------    ----------
  Balance at end of year                527,491       522,694             -
                                     ----------    ----------    ----------

Retained earnings (deficit):
Balance at beginning of year             92,746      (221,925)      (81,224)
Net income                               45,090       432,824        63,475
Dividends on preferred stock             (4,382)      (42,283)      (22,032)
Dividends on common stock                (9,410)      (39,166)     (182,144)
Sale of Freeport Copper Company to
 FCX                                          -        15,600             -
Distribution of FCX                           -       (52,304)            -
                                     ----------    ----------    ----------
  Balance at end of year                124,044        92,746      (221,925)
                                     ----------    ----------    ----------

Common stock held in treasury:
Balance at beginning of year           (473,924)     (424,907)     (355,288)
Purchase of 3,729,600, 981,300 and
 638,600 shares, respectively          (132,118)      (44,752)      (67,747)
Other                                    (1,615)       (4,265)       (1,872)
                                     ----------    ----------    ----------
  Balance at end of year               (607,657)     (473,924)     (424,907)
                                     ----------    ----------    ----------
Total stockholders' equity           $   94,302    $  191,937    $ (230,467)
                                     ==========    ==========    ==========
The accompanying Notes to Financial Statements are an integral part of these financial statements.

                                           FREEPORT-McMoRan INC.

                                           STATEMENTS OF CASH FLOW

                                           Years Ended December 31,
                                      ------------------------------------
                                        1996          1995          1994
                                     ----------    ----------    ----------
                                                 (In Thousands)
Cash flow from operating activities:
Net income                           $   45,090    $  432,824    $   63,475
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Extraordinary loss on early
   extinguishment of debt                     -             -         9,108
  Depreciation and amortization          38,927        99,622       137,038
  Gain on IMC-Agrico investment         (11,917)            -             -
  Oil and gas exploration expenses        2,485             -         5,231
  (Recognition) deferral of unearned
   income                                   (38)      (36,207)       36,207
  Amortization of debt discount and
    financing costs                       2,207        16,112        37,128
  Gain on FCX securities
   transactions                               -      (435,060)     (114,750)
  Loss on recapitalization of
   FTX securities                             -        44,371             -
  Deferred income taxes                  22,004        46,290        96,065
  Minority interests' share of
   net income                           100,279       184,425       168,951
  Cash distributions from IMC-Agrico
   in excess of interest in capital      49,354        40,835        43,293
  Reclamation and mine shutdown
   expenditures                         (13,634)      (10,545)       (9,837)
  (Increase) decrease in working
   capital, net of effect of
   acquisitions and dispositions:
    Accounts receivable                  41,741        11,374       (44,614)
    Inventories                         (23,405)      (22,851)      (76,527)
    Prepaid expenses and other             (607)        1,705         7,350
    Accounts payable and accrued
     liabilities                        (34,408)       (6,337)      163,283
  Other                                  18,818        13,025       (14,574)
                                     ----------    ----------    ----------
Net cash provided by operating
 activities                             236,896       379,583       506,827
                                     ----------    ----------    ----------

Cash flow from investing activities:
Capital expenditures:
  FRP                                   (53,580)      (39,485)      (29,681)
  FCX                                         -      (308,099)     (743,470)
  Other                                  (1,436)       (2,070)      (33,070)
Sale of assets:
  Geothermal                                  -             -        36,910
  Other                                   4,000        26,906        75,092
Mallinckrodt purchase                         -       (46,200)            -
                                     ----------    ----------    ----------
Net cash used in investing
 activities                          $  (51,016)   $ (368,948)   $ (694,219)
                                     ----------    ----------    ----------

                                           FREEPORT-McMoRan INC.

                                          STATEMENTS OF CASH FLOW

                                          Years Ended December 31,
                                       ----------------------------------
                                        1996           1995         1994
                                     ----------       ------       -------
                                                 (In Thousands)
Cash flow from financing activities:
Purchase of FTX common shares        $ (132,118)   $  (44,752)   $  (67,747)
Purchase of FCX Class A common
 shares                                       -      (111,747)      (47,596)
Purchase of FRP units                    (1,305)       (4,314)       (1,342)
Distribution of MOXY shares                   -             -       (35,441)
Proceeds from debt                      253,668       739,795       780,753
Repayment of debt                      (322,105)     (597,700)     (501,901)
Proceeds from (purchase of) debt
 securities:
  ABC debentures                              -      (280,826)            -
  6.55% Senior notes                          -       (14,955)            -
  10 7/8% Senior debentures                   -             -      (142,919)
  FRP notes                             147,831             -       146,125
  FCX notes                                   -             -       116,276
Proceeds from sale of FCX equity
 securities                                   -       497,166       252,985
Distributions paid to minority
 interests:
  FRP                                  (121,994)     (121,439)     (121,184)
  FCX                                         -       (59,970)     (110,312)
Cash dividends paid:
  Common stock                           (9,346)       (5,168)      (44,467)
  Preferred stock                        (4,382)       (8,757)      (22,110)
Other                                       352        (1,380)        6,088
                                     ----------    ----------    ----------
Net cash provided by (used in)
 financing activities                  (189,399)      (14,047)      207,208
                                     ----------    ----------    ----------
Net increase (decrease) in cash
 and cash equivalents                    (3,519)       (3,412)       19,816
Net (increase) decrease
 attributable to discontinued
 operations                                   -        13,098       (30,454)
Cash and cash equivalents at
 beginning of year                       23,496        13,810        24,448
                                     ----------    ----------    ----------
Cash and cash equivalents at
 end of year                         $   19,977    $   23,496    $   13,810
                                     ==========    ==========    ==========

Interest paid                        $   30,954    $   85,861    $   94,631
                                     ==========    ==========    ==========

Income taxes paid                    $      110    $   72,458    $   42,576
                                     ==========    ==========    ==========

The accompanying Notes to Financial Statements, which include information in Notes 1-4, 6, 7 and 9 regarding noncash transactions, are an integral part of these financial statements.



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Inc. (FTX) include all majority-owned subsidiaries and its majority owned publicly traded partnership, Freeport-McMoRan Resource Partners, Limited Partnership (Note 2). Investments in joint ventures and partnerships (other than publicly traded entities), including IMC-Agrico Company (Note 2), are reflected using the proportionate consolidation method in accordance with standard industry practice. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1996 presentation.

Use of Estimates. The preparation of FTX's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include the allowances for obsolete inventory and uncollectible receivables, reclamation and environmental obligations, postretirement and other employee benefits, valuation allowances for deferred tax assets, future cash flow associated with assets, and useful lives for depreciation and amortization. Actual results could differ from those estimates.

Cash and Cash Equivalents. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.
Cash and cash equivalents held by consolidated entities are not available to FTX until a distribution is paid to all owners of an entity's equity securities.

Accounts Receivable. IMC-Agrico Company (IMC-Agrico) has an agreement whereby it can sell on an ongoing basis up to $65.0 million of accounts receivable. FTX's accounts receivable at December 31, 1996 and 1995 were net of $23.9 million and $28.3 million of receivables sold, respectively.

Inventories. Inventories are stated at the lower of average cost or market.

Property, Plant and Equipment. Property, plant and equipment are carried at cost, including interest capitalized during the construction and development period. Expenditures for replacements and improvements are capitalized. Depreciation for mining and production assets, including mineral interests, is determined using the unit-of-production method based on estimated recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 17 to 30 years for buildings and 5 to 25 years for machinery and equipment.

     In 1995, the Financial Accounting Standards Board issued Statement No. 121 (FAS 121) which requires a reduction of the carrying amount of long-lived assets to fair value when events indicate that the carrying amount may not be recoverable. FTX adopted FAS 121 effective January 1, 1995, the effect of which was not material.

Oil and Gas Costs. FTX follows the successful efforts method of accounting for its oil and gas operations. Costs of leases, productive exploratory wells and development activities are capitalized. Other exploration costs are expensed. Depreciation and amortization is determined on a field-by-field basis using the unit-
of-production method.   Gain or loss is included in income when
properties are sold.

Environmental Remediation and Compliance. FTX incurs significant costs for environmental programs and projects. Expenditures pertaining to future revenues from operations are capitalized. Expenditures resulting from the remediation of conditions caused by past operations which do not contribute to future revenue generation are expensed. Liabilities are recognized for remedial activities when the efforts are probable and the cost can be reasonably estimated.

     Estimated future expenditures to restore properties and related facilities to a state required to comply with environmental and other regulations are accrued over the life of the properties. The future expenditures are estimated based on current costs, laws and regulations. As of December 31, 1996, FTX had accrued $54.3 million for abandonment and restoration of its non-operating sulphur assets, $43.2 million for reclamation of land relating to mining and processing phosphate rock and $20.3 million for the dismantlement and abandonment of certain oil and gas properties (a total of $37.0 million reflected in accounts payable, $14.6 million of which will be reimbursed by third parties). FTX's share of abandonment and restoration costs for its two operating sulphur mines is estimated to total approximately $50 million, $18.3 million of which had been accrued at December 31, 1996, with essentially all costs being incurred after mine closure. These estimates are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

Net Income Per Share. Primary net income per share is computed by dividing net income applicable to common stock by the average common and common equivalent shares outstanding. Fully diluted net income per share is computed assuming all convertible securities, if dilutive, were converted at the beginning of the period or date of issuance, whichever is later.

2.  FREEPORT-McMoRAN RESOURCE PARTNERS, LIMITED PARTNERSHIP (FRP)

FTX's fertilizer and sulphur operations and its Main Pass oil operations are conducted through its publicly traded affiliate, FRP. FTX owned 51.6 percent of the FRP units outstanding at December 31, 1996.

     In 1993, FRP and IMC Global Inc. (IGL) formed the IMC-Agrico joint venture, operated by IGL, for their respective phosphate fertilizer businesses, including phosphate rock. FRP's "Current Interest," reflecting cash to be distributed from ongoing operations, initially was 58.6 percent and its "Capital Interest," reflecting the purchase or sale of long-term assets or any required capital contributions, was 46.5 percent. In March 1996, FRP and IGL increased FRP's ownership in IMC-Agrico by 0.85 percent, resulting in FRP recognizing a gain of $11.9 million from the increased share of IMC-Agrico's net assets. These ownership percentages were 54.35 percent and 43.05 percent, respectively, at December 31, 1996 and decline to
41.45 percent in July 1997 and remain constant thereafter. At December 31, 1996, FRP's investment in IMC-Agrico totaled $399.6 million. IMC-Agrico's assets are not available to FRP until distributions are paid by the joint venture.

     On January 17, 1997, FRP declared a distribution of 60 cents per publicly held unit ($30.0 million) and 24 cents per FTX-owned unit ($12.9 million), increasing the total unpaid distributions to FTX to $431.3 million. The preferential rights of the publicly owned FRP units to receive minimum quarterly distributions of 60 cents per unit ceased with this distribution. FRP's distributable cash will now be shared ratably by FRP's public unitholders and FTX, except that FTX will be entitled to receive its unpaid cash distributions from one-half of the quarterly distributable cash after the payment of 60 cents per unit to all FRP unitholders.

     FTX recognized additional minority interest charges of $14.4 million in 1996, $23.0 million in 1995 and $26.5 million in 1994 because it was not paid its proportionate share of FRP distributions. In the first quarter of 1997, FTX will recognize an additional $9.3 million minority interest charge in connection with the final quarterly distribution under the public unitholders' preferential distribution priority. However, to the extent the cumulative unpaid distributions are reduced in the future, FTX will recognize a disproportionately greater share of FRP's reported earnings.

3.  FREEPORT-McMoRAN COPPER & GOLD INC. (FCX)

In July 1995, FTX distributed 117,909,323 shares of FCX Class B common stock to FTX common stockholders. As a result of FTX no longer owning any interest in FCX, FTX's financial statements reflect activities related to FCX's operations as discontinued. In connection with a recapitalization of its liabilities, prior to the FCX distribution, FTX sold 23.9 million shares of FCX Class A common stock in 1995 to The RTZ Corporation PLC (RTZ) for net proceeds of $497.2 million, recognizing a pretax gain of $435.1 million. Discontinued operations results follow (in thousands):

                                        1995          1994
                                     ----------    ----------
Revenues                             $  830,275    $1,212,284
                                     ==========    ==========

Income from discontinued operations  $  221,927    $  256,079
Minority interest                       (82,992)     (101,588)
Provision for taxes                     (95,436)     (115,357)
                                     ----------    ----------
                                         43,499        39,134
Gain on FCX securities transactions     435,060       114,750
Recapitalization losses (Note 4)        (44,371)            -
Provision for taxes                     (93,764)      (46,169)
                                     ----------    ----------
                                     $  340,424    $  107,715
                                     ==========    ==========

     Income from discontinued operations includes allocated interest from FTX totaling $16.6 million in 1995 and $21.8 million in 1994.

     In 1995, FCX paid FTX $25.0 million for 100 percent of the stock of Freeport Copper Company whose sole asset was a 50 percent interest in a joint venture controlling approximately 7,600 contiguous acres in Arizona. The joint venture was involved in a research project for an experimental in-situ leaching process that would be used to mine copper.

4.  LONG-TERM DEBT

                                          December 31,
                                     -----------------------
                                        1996          1995
                                     ----------    ----------
Notes payable:                            (In Thousands)
  Credit Agreement, average rate
   6.4% in 1996 and 7.1% in 1995     $   88,000    $  196,400
  IMC-Agrico debt                        53,403        13,440
Publicly traded notes:
  FRP 7% Senior Notes due 2008          150,000             -
  FRP 8 3/4% Senior Subordinated
   Notes due 2004                       150,000       150,000
                                     ----------    ----------
                                        441,403       359,840
Less current portion, included in
 accounts payable                           373           339
                                     ----------    ----------
                                     $  441,030    $  359,501
                                     ==========    ==========
Notes Payable. In November 1996, FTX amended its variable rate revolving credit facility (the Credit Agreement) increasing the borrowing availability, lowering the interest rates and extending the maturity date. The facility now provides $350 million of credit, all of which is available to FRP ($262.0 million of additional borrowings available at December 31, 1996) and $150 million of which is available to FTX ($112.0 million of additional borrowings available at December 31, 1996), through November 2001. Under this facility, FTX is required to retain control of FRP and FRP is not permitted to enter into any agreement restricting its ability to make distributions or create liens on its assets. As security for the banks for FTX borrowings, FTX has pledged units representing 50.1 percent of FRP. The Credit Agreement provides for FRP minimum working capital requirements, specified cash flow to interest coverage, maximum debt to capitalization ratios and restrictions on other borrowings.

     IMC-Agrico has committed variable rate lines of credit aggregating $125 million. Borrowings under these facilities are unsecured with a negative pledge on substantially all of IMC-Agrico's assets. These lines have minimum capital, fixed charge and current ratio requirements for IMC-Agrico; limit IMC-Agrico indebtedness and restrict the ability of IMC-Agrico to make cash distributions in excess of distributable cash generated.

     FTX and FRP entered into interest rate swaps to manage exposure to rate changes on a portion of their variable rate debt. Under 1986 agreements, FTX paid an average fixed rate of 8.2 percent on $150.1 million of financing until April 1996. FTX and FRP pay 10.2 percent on agreements entered into in late 1987 and early 1988 on $41.3 million of financing at December 31, 1996, reducing annually through 1999. FTX received an average interest rate of 5.8 percent in 1996,
6.1 percent in 1995 and 4.4 percent in 1994, resulting in additional interest costs of $3.3 million, $5.4 million and $9.8 million, respectively. Based on market conditions at December 31, 1996, unwinding these interest swaps would require an estimated $2.8 million.

Publicly Traded Notes. In February 1996, FRP sold publicly $150 million of its 7% Senior Notes and in February 1994, sold publicly $150 million of its 8 3/4% Senior Subordinated Notes. Based on December 31,1996 closing market prices, this debt had a fair value of $141.3 million and $155.3 million, respectively.

     In June 1995, FTX redeemed $749.2 million principal amount of its Zero Coupon Convertible Subordinated Debentures (ABC Debentures) for $280.8 million (equal to book value) and redeemed $16.4 million face amount of 6.55% Convertible Subordinated Notes (6.55% Notes), with a book value of $14.1 million, for $15.0 million. Prior to the redemption, FTX increased the number of common shares that would be received upon conversion of the 6.55% Notes. Holders of $356.6 million face amount of 6.55% Notes converted their notes at the enhanced rate into 3.3 million FTX common shares. FTX recorded a pretax loss on recapitalization of the ABC Debentures and 6.55% Notes totaling $44.4 million.

     During 1994, FTX defeased $125.3 million of its 10 7/8% Senior Subordinated Debentures resulting in a $9.1 million after-tax extraordinary loss.

Minimum Principal Payments. Payments scheduled for each of the five succeeding years based on the amounts and terms outstanding at December 31, 1996 are $0.4 million, $0.4 million, $0.5 million, $0.5 million and $128.5 million.

5.  INCOME TAXES

Income taxes are recorded pursuant to FAS 109. The components of FTX's deferred taxes follow:

                                          December 31,
                                     -----------------------
                                        1996          1995
                                     ----------    ----------
Deferred tax asset:                        (In Thousands)
  Alternative minimum tax credits    $   54,422    $   49,780
  Other tax carryforwards                32,385        31,256
  Deferred compensation,
   postretirement and pension
   benefits                              47,675        52,216
  Reclamation and shutdown reserve       23,940        29,492
  Basis in subsidiaries                   4,736         8,094
  Other                                  17,780        20,141
  Valuation allowance                   (11,624)      (11,489)
                                     ----------    ----------
    Total deferred tax asset            169,314       179,490
                                     ----------    ----------
Deferred tax liability:
  Property, plant and equipment        (124,309)     (106,790)
  IMC-Agrico earnings                   (19,610)      (20,323)
  Other                                 (33,984)      (38,963)
                                     ----------    ----------
    Total deferred tax liability       (177,903)     (166,076)
                                     ----------    ----------
Net deferred tax asset (liability)   $   (8,589)   $   13,414
                                     ==========    ==========

     FTX believes that no valuation allowance is needed for its alternative minimum tax (AMT) credits because historically it has been able to use substantially all of its tax benefits and AMT credits can be carried forward indefinitely. During 1995, primarily because of the distribution of FCX and FTX's recapitalization, all net operating loss carryforwards were utilized. As a result of using its net operating loss carryforwards, FTX determined that it is more likely than not that the majority of its other tax credits would be utilized and, accordingly, reduced the previously established valuation allowance by $27.4 million. FTX has provided a valuation allowance for its charitable contribution carryforwards as they are limited to ten percent of taxable income and substantially all expire between 1997 and 2001.

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

     The income tax (provision) benefit from continuing operations consists of the following:

                                        1996          1995          1994
                                     ----------    ----------    ----------
                                          (In Thousands)
Current income taxes:
  Federal                            $   (2,885)   $  116,920    $   (7,206)
  State                                  (2,275)       13,286           788
                                     ----------    ----------    ----------
                                         (5,160)      130,206        (6,418)
                                     ----------    ----------    ----------
Deferred income taxes:
  Federal                               (19,793)      (62,218)       20,482
  State                                  (2,211)      (17,005)         (926)
                                     ----------    ----------    ----------
                                        (22,004)      (79,223)       19,556
                                     ----------    ----------    ----------
                                     $  (27,164)   $   50,983    $   13,138
                                     ==========    ==========    ==========
     Reconciliations of the differences between income taxes from continuing operations computed at the federal statutory tax rate and income taxes recorded follow:

                     1996               1995                1994
                   ----------         ----------          ----------
               Amount     Percent   Amount   Percent    Amount   Percent
             ----------  --------  -------   -------    ------   -------
                                (Dollars In Thousands)
Income taxes
 computed at
 the federal
 statutory
 tax rate    $  (60,387)    35%   $(49,997)     35%      $(6,683)    35%
(Increase)
 decrease
 attrib-
 utable to:
  Statutory
   depletion      4,899     (3)      5,594      (4)        1,780     (9)
  Partnership
   minority
   interests     37,705    (22)     38,139      (27)      25,342    (133)
  Taxes no
   longer
   required         -        -      35,449      (25)         -        -
  Change in
   valuation
   allowance       135       -      27,350      (19)         -        -
  Minimum and
   state
   taxes        (4,486)      3      (3,719)       3        (138)        1
  Other         (5,030)      3      (1,833)       1      (7,163)       37
             ----------    ------   -------    -------   -------    -------
Income tax
 (provision)
 benefit     $ (27,164)     16%     $50,983      (36) %   $13,138    (69)%
             ==========   =======   ========    =======   =======    ======
6.  STOCKHOLDERS' EQUITY

Preferred Stock. FTX has outstanding one million shares of its $4.375 Preferred Stock, which can be redeemed at $52.1875 per share effective March 1, 1997. Each share is convertible into FTX common stock at a conversion price of $27.36 per share, the equivalent of approximately
1.8 shares of FTX common stock. In April 1995, FTX exchanged 1.9 million common shares for 4.0 million shares of its $4.375 Preferred Stock in accordance with an exchange offer whereby FTX temporarily increased the shares issuable upon conversion. As a result of the exchange offer, FTX recorded a noncash charge of $33.5 million to preferred dividends.

Common Stock. In October 1995, FTX effected a one-for-six reverse stock split of its common stock and changed the par value from $1.00 per share to $0.01 per share.

     In June 1994, FTX changed its dividend policy and distributed quarterly 0.075 FCX common shares for each FTX common share owned in lieu of paying a $1.875 quarterly cash dividend to its stockholders. FTX recorded a pretax gain of $105.5 million in 1994 related to these property dividends which is included in discontinued operations. In August 1995, FTX established a quarterly cash dividend of 9 cents per FTX common share.

Stock Options. FTX's stock option plans provide for the issuance of stock options and stock appreciation rights (SARs) at no less than market value at time of grant. FTX can grant options to eligible participants to purchase up to 1.3 million shares under its 1996 Stock Option Plans. The 1988 Stock Option Plan for Non-Employee Directors authorizes FTX to grant options to purchase up to 250,000 shares. Options are generally exercisable in 25 percent annual increments beginning one year from the date of grant and expire 10 years after the date of grant. Under certain options, FTX will pay cash to the optionee equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise. In connection with the distribution of FCX shares, each option was adjusted to preserve the economic value of the option and resulted in an adjustment to the average option price based on the value of the distribution. A summary of stock options outstanding, including 0.3 million SARs, follows:

                               1996                         1995
                      ----------------------      ------------------------
                      Number of      Average       Number of     Average
                       Options     Option Price     Options     Option Price
                     ----------    ----------    ----------    -------------
Beginning of year     1,458,040        $18.84     2,613,588        $98.76
Granted               1,104,804         34.94        21,667        105.36
Adjustments                   -                      63,105
Exercised              (388,942)        18.21    (1,177,285)        23.98
Expired/forfeited       (31,667)        21.92       (63,035)        89.46
                     ----------                  ----------
End of year           2,142,235         27.21     1,458,040         18.84
                     ==========                  ==========

     At December 31, 1996, stock options representing 0.9 million shares were exercisable at an average option price of $19.01 per share. Options for approximately 543,000 shares and 73,000 shares were available for new grants under the 1996 and 1988 Stock Option Plans, respectively, as of December 31, 1996.

     Summary information of fixed stock options outstanding at December 31, 1996 follows:

                           Options Outstanding          Options Exercisable
                     --------------------------------  ----------------------
                                   Weighted   Weighted              Weighted
                                   Average    Average                Average
                      Number of    Remaining   Option    Number of    Option
                       Options       Life      Price      Options     Price
                     ----------    ---------  --------   ---------   -------
$13.72 to $22.37        814,176     5 years    $19.10     685,820      $19.00
$34.81 to $36.69      1,076,976     9 years     34.90           -           -
                     ----------                          ----------
                      1,891,152                             685,820
                     ==========                          ==========
     FTX has adopted the disclosure-only provisions of FAS No. 123 and continues to apply APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for FTX's fixed stock option grants. FTX recognized no significant charges in 1996, versus $15.5 million in 1995, for the cost of SARs caused by changes in FTX's common stock price. Had compensation cost for FTX's fixed stock option grants been determined based on the fair value at the grant dates for awards under those plans consistent with FAS 123, FTX's stock based compensation costs would have been increased by $2.9 million ($1.0 million to net income or $0.04 per share) in 1996 and remained essentially unchanged in 1995. For the pro forma computations, the fair values of the fixed option grants were estimated on the dates of grant using the Black-Scholes option-pricing model. The weighted average fair value for fixed stock option grants was $16.34 per option in 1996 and $6.76 per option in 1995. The weighted average assumptions used include a risk-free interest rate of
6.6 percent in 1996 and 6.4 percent in 1995, expected volatility of
27.5 percent in 1996 and 17.3 percent in 1995, expected lives of 10 years and an annual dividend of $0.36 per share. The pro forma effects on net income for 1996 and 1995 are not representative of future years because they do not take into consideration grants made prior to 1995. No other discounts or restrictions related to vesting or the likelihood of vesting of fixed stock options were applied.

7.   PENSION AND OTHER EMPLOYEE BENEFITS

The FTX pension plan covers substantially all United States and certain overseas employees. Employees covered by collective bargaining agreements and most nonresident aliens, many of whom are covered by other plans, are not included. In June 1996, FTX changed the pension benefit formula to a cash balance formula from the prior benefit calculation based on years of service and final average pay. Under the amended plan, FTX credits each participant's account annually with at least 4 percent of the participant's qualifying compensation. Additionally, interest is credited annually to each participant's account balance. FTX funds its pension liability in accordance with Internal Revenue Service guidelines. Additionally, for those participants in the qualified defined benefit plan whose benefits are limited under federal income tax laws, FTX sponsors an unfunded nonqualified plan. Information on the two plans follows:

                                            December31,
                                     -----------------------
                                        1996          1995
                                     ----------    ----------
Actuarial present value of benefit
 obligations (projected unit credit
 method):                                  (In Thousands)
  Vested                             $   92,737    $  136,836
  Nonvested                                 143         3,961
                                     ----------    ----------
Accumulated benefit obligations      $   92,880    $  140,797
                                     ==========    ==========

Projected benefit obligations
 (projected unit credit method)      $ (105,625)   $ (174,074)
Less plan assets at fair value          131,417       130,970
                                     ----------    ----------
Plan assets in excess of (less than)
 projected benefit obligations           25,792       (43,104)
Unrecognized net (gain) loss from
 past experience different from
 that assumed                           (32,637)       22,202
Unrecognized prior service costs         (7,308)        3,848
Unrecognized net asset                   (2,211)       (3,288)
                                     ----------    ----------
Accrued pension cost                 $  (16,364)   $  (20,342)
                                     ==========    ==========

     In determining the present value of benefit obligations for 1996 and 1995, FTX used a 7.75 percent and 7 percent discount rate, respectively, a 5 percent annual increase in future compensation levels and a 9 percent average expected rate of return on assets.

     Net pension cost for continuing operations includes the following:

                                        1996          1995          1994
                                     ----------    ----------    ----------
                                                 (In Thousands)
Service cost                         $    2,624    $    4,429    $    5,668
Interest cost on projected benefit
 obligations                              8,066        10,083         9,008
Actual return on plan assets            (16,444)      (26,526)          126
Net amortization and deferral             6,580        17,450        (8,814)
Termination benefits                          -         4,292         2,404
                                     ----------    ----------    ----------
Net pension cost                     $      826    $    9,728    $    8,392
                                     ==========    ==========    ==========

     FTX also provides certain health care and life insurance benefits for retired employees. The related expense for continuing operations totaled $5.3 million in 1996 (including $1.2 million for service cost and $6.6 million in interest for prior period services), $10.5 million in 1995 ($1.5 million and $9.0 million, respectively) and $12.3 million in 1994 ($1.3 million and $11.0 million, respectively). Summary information of the plan follows:

                                           December 31,
                                     ----------------------
                                        1996          1995
                                     ----------    ----------
                                         (In Thousands)
Actuarial present value of
 accumulated postretirement
 obligation:
  Retirees                           $   85,623    $  111,151
  Fully eligible active plan
   participants                           2,920        11,248
  Other active plan participants          6,499        16,980
                                     ----------    ----------
Total accumulated postretirement
 obligation                              95,042       139,379
Unrecognized net gain (loss)             46,712        (7,498)
                                     ----------    ----------
Accrued postretirement benefit cost  $  141,754    $  131,881
                                     ==========    ==========

     The initial health care cost trend rate used was 8.5 percent for 1997, decreasing 0.5 percent per year until reaching 5 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 7.75 percent in 1996 and 7 percent in 1995. FTX has the right to modify or terminate these benefits.

     As of January 1, 1996, FM Services Company (FMS), a newly formed entity owned 50 percent each by FTX and FCX, began providing certain administrative, financial and other services that were previously provided by FTX on a similar cost-reimbursement basis. All U.S. and expatriate employees performing direct services for FCX or its affiliates, other than those employed by FMS, became FCX employees. FCX and FMS established their own pension and postretirement health care and life insurance plans, assuming liabilities and assets equal to the accumulated benefit obligation for the transferred employees. FTX's share of the FMS plans was not significant for 1996.

     The operator of IMC-Agrico maintains non-contributory pension plans that cover substantially all of its employees. As of July 1, 1996, FRP's share of the actuarial present value of the vested projected benefit obligation was $16.3 million, based on a discount rate of 7.5 percent and a 5 percent annual increase in future compensation levels, with its share of plan assets totaling $6.2 million. FRP's share of the expense related to these plans totaled $5.1 million in 1996, $4.6 million in 1995 and $3.6 million in 1994. The operator of IMC-Agrico also provides certain health care benefits for retired employees. At July 1, 1996, FRP's share of the accumulated postretirement obligation was $5.4 million, which was unfunded. FRP's share of expense has not been material. The initial health care cost trend rate used was 9.2 percent, decreasing gradually to 5.5 percent in 2003. Employees are not vested and benefits are subject to change.

     FTX has other employee benefits plans, certain of which are related to its performance, which costs are recognized currently in general and administrative expense.

8.  COMMITMENTS AND CONTINGENCIES

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

     FRP has a third party indemnification for environmental remediation costs on certain identified sites and the third party has assumed management of response activities and all future expenditures for the indemnified sites. Based on FRP's review of the potential liabilities and the third party's financial condition, FRP concluded that it is remote that FRP would have any future liability at the indemnified sites. FTX believes its exposure on other sites for which notification has been received will not exceed amounts accrued and expects that any costs would be incurred over a period of years. The costs associated with those sites for which notifications have not been received are uncertain and cannot be estimated at present. However, FTX believes that these costs, should they be incurred, will not have a material adverse effect on its operations or financial position.

FM Properties Inc. (FMPO). In 1992, FTX transferred substantially all of its domestic oil and gas properties and real estate held for development by it and certain of its subsidiaries to a partnership which is currently 99.8 percent owned by FMPO (FTX owns a 0.2 percent interest in the partnership and serves as its managing general partner). FTX subsequently distributed the FMPO common stock to the FTX common stockholders, with FTX guaranteeing the partnership's debt. During 1996, the partnership was able to extend its debt maturities until February 1998 and is managing its assets with an objective of reducing its debt. Under the partnership agreement, FTX maintains certain protective rights as long as the debt guarantee is outstanding. Selected financial information of the partnership follows:

                                        1996          1995
                                     ----------    ----------
Statements of Operations:                (In Thousands)
  Revenues                           $   79,177    $   48,170
  Operating income (loss)                 3,534        (2,308)
  Net loss                                 (346)         (571)
Cash Flow:
  Operating activities                   68,738        47,480
  Investing activities                   (5,943)      (35,242)
  Financing activities                  (62,969)      (11,156)
Balance Sheets at December 31:
  Current assets                          6,241         6,600
  Current liabilities                    10,125         9,605
  Investment in real estate             118,029       180,040
  Total assets                          130,192       191,805
  Long-term debt                         58,325       121,294
  Partners' capital                      56,168        56,514

  Long-Term Contracts and Operating Leases. FTX's minimum annual contractual charges under noncancelable long-term contracts and operating leases which extend to 2009 total $232.7 million, with $27.4 million in 1997, $22.5 million in 1998, $21.6 million in 1999, $21.0 million in 2000 and $20.9 million in 2001. Total expense under long-term contracts and operating leases amounted to $23.0 million in 1996, $44.3 million in 1995 and $30.0 million in 1994.

9.  ACQUISITIONS AND MOXY DISTRIBUTION

Pennzoil. In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division. Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through a $10 million put option. Neither option may be exercised prior to 1999. The purchase price allocation follows (in thousands):

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

Mallinckrodt.       In October 1995, IMC-Agrico acquired the animal
feed ingredients business of Mallinckrodt Group Inc. FRP funded its portion of the purchase price with borrowings under the Credit Agreement. The purchase price allocation follows (in thousands):

Current assets                                 $   19,503
Property, plant and equipment                      35,329
Current liabilities                                (8,632)
                                               ----------
  Net cash investment                          $   46,200
                                               ==========

McMoRan Oil & Gas Co. (MOXY). In 1994, FTX distributed common shares of its newly formed, wholly owned subsidiary, MOXY, to FTX's stockholders. MOXY was organized to carry on substantially all of the oil and gas exploration activities previously conducted by FTX. The net assets transferred to MOXY at FTX's historical cost follows (in thousands):

Cash and cash equivalents                      $   35,441
Property, plant and equipment                      13,052
Other assets                                       10,113
Current liabilities                                (1,138)
                                               ----------
                                               $   57,468
                                               ==========

10.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Proved and probable mineral reserves, including proved oil reserves, follow:

                                      December 31,
                    ---------------------------------------------------
                       1996         1995        1994      1993       1992
                    ----------   ----------   -------    ------     ------
                                        (In Thousands)
Sulphur-long
 tons a               53,149        55,185     41,018     38,637    41,570
Phosphate
 rock-short
 tons b              244,332       186,375    206,661    215,156   208,655
Oil-barrels            5,188         6,638      7,279      9,962    13,861

a. Main Pass reserves are subject to a 12.5 percent royalty based on net mine revenues. Culberson reserves totaled 14.5 million tons for 1996 and 15.4 million tons for 1995 and are subject to a 9 percent royalty based on net mine revenues.

b.   For 1996-1993, represents FRP's share, based on its Capital
Interest ownership, of the IMC-Agrico reserves. Contains an average of 67 percent bone phosphate of lime.

11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                          Net Income Per
                                        Net Income         Common Share
                           Operating   Applicable to   ---------------------
              Revenues       Income    Common Stock     Primary    Fully Diluted
             ----------    ----------  ------------    ----------  -------------
1996                      (In Thousands, Except Per Share Amounts)
  1st
   Quarter   $  256,827    $   69,739    $   20,129a         $.73a         $.72
  2nd
   Quarter      242,793        46,430        12,126           .45           .45
  3rd
   Quarter b    222,649        43,891         2,875           .11           .11
  4th
   Quarter b    235,187        45,296         5,578           .23           .23
             ----------    ----------    ----------
             $  957,456c   $  205,356    $   40,708          1.55          1.55
             ==========    ==========    ==========

1995
  1st
   Quarter b $  254,479    $   49,874    $   19,391      $    .85        $  .85
  2nd
   Quarter      233,398        47,184       265,485d        10.78d         8.98
  3rd
  Quarter b     243,066        31,631        24,503e          .86e          .86
  4th
   Quarter b    264,914        54,191        81,162f         2.86f         2.86
             ----------    ----------    ----------
             $  995,857c   $  182,880    $  390,541         14.97         14.20
             ==========    ==========    ==========

  a. Includes a $2.9 million benefit ($0.11 per share) resulting primarily from the gain on the increase in FRP's ownership of IMC-Agrico.

b. Because FTX was not paid its proportionate share of FRP distributions, additional minority interest charges to net income were $5.9 million ($0.23 per share) and $4.2 million ($0.17 per share) in the third and fourth quarters of 1996, respectively. Similar charges of $5.5 million ($0.24 per share), $5.2 million ($0.18 per share) and $4.1 million ($0.15 per share) were recorded in the first, third and fourth quarters of 1995, respectively.

c. No customers accounted for ten percent or more of total revenues. Export sales to Asia, Australia, Latin America and Canada approximated 43 percent, 41 percent and 38 percent of total revenues for 1996-1994, respectively.

d. Includes a $33.5 million charge ($1.36 per share) for the $4.375 Preferred Stock exchange offer.

e. Includes a $3.9 million charge ($0.14 per share) for stock appreciation rights costs.

f. Includes a $1.8 million charge ($0.06 per share) for stock appreciation rights costs and an early retirement program, a $5.3 million gain ($0.19 per share) for the reversal of insurance accruals no longer required and a $62.8 million tax benefit ($2.21 per share).


COMMON SHARES. Our common shares trade on the New York Stock Exchange (NYSE) under the symbol "FTX." The FTX share price is reported daily in the financial press under "FrptMc" in most listings of NYSE securities. At year-end 1996 the number of holders of our common stock was 14,643.

Common share prices range on the NYSE composite tape, reflecting the one-for-six reverse stock split effective October 20, 1995, during 1996 and 1995 were:

                          1996                  1995
                     High       Low         High       Low
First Quarter      $44.50     $33.63      $111.78    $102.00
Second Quarter      39.75      34.00       111.78     101.28
Third Quarter       38.13      31.00       145.50*     27.00*
Fourth Quarter      34.38      29.63        41.13      33.00

* Share prices include periods before and after FTX's July 28, 1995 tax-free distribution of FCX Class B common stock, which had a market value of $106.85 per FTX share.

Common Share Dividends. In 1995, subsequent to FTX's restructuring and its 1 for 6 reverse stock split, the Board of Directors fixed the amount of the regularly quarterly common stock cash dividend at $0.09 per share.

Cash and property dividends paid during 1996 and 1995 were:

                            1996
 ---------------------------------------------------------
 Dividends                 Record                   Payment
Per FTX Share               Date                      Date
------------             --------                -----------
$0.09                   Feb. 15, 1996            Mar. 1, 1996
$0.09                   May 16, 1996             Jun. 1, 1996
$0.09                   Aug. 15, 1996            Sep. 1, 1996
$0.09                   Nov. 15, 1996            Dec. 1, 1996



                           1995
-----------------------------------------------------------
 Dividends                 Record                  Payment
Per FTX Share               Date                    Date
____________               ______                ___________
0.075 FCX.A share*        Feb. 15, 1995          Mar. 1, 1995
4.210404 FCX shares**     Jul. 17, 1995          Jul. 28, 1995
$0.09                     Aug. 15, 1995          Sep. 1, 1995
$0.09                     Nov. 15, 1995          Dec. 1, 1995


* The cost basis for the FCX Class A common shares (FCX.A) is $20.9375 per share.

** The July 28, 1995 dividend was a special tax-free dividend made in connection with FTX's restructuring plan completed in 1995 whereby FTX distributed its ownership in FCX through the distribution of FCX Class B common shares (FCX). The cost basis for each share of FTX stock should be reduced to 21 percent of its former basis and the remaining 79 percent of the FTX cost basis should be established as the cost basis for the FCX shares and cash in lieu of a fractional share.