Form 10-K405/A, Exhibit 13
period 1996-12-31
FREEPORT MCMORAN INC
filed 1997-11-19
CIK 351116

Exhibit 13.1





                        FREEPORT-MCMORAN INC.

                SELECTED FINANCIAL AND OPERATING DATA

                  1996           1995         1994       1993          1992
               ----------     ----------   ---------- ----------   ----------
FINANCIAL DATA     (Financial Data In Millions, Except Per Share Amounts)
Years Ended December 31:
Revenues         $957.5        $995.9        $770.1        $684.7      $940.6
Operating income
 (loss)           205.4a        182.9          91.9       (243.4)       (24.6)
Net income
 (loss) from:
  Operations       $42.2b       $25.3b      $(35.1)b       $(77.0)     $(27.3)
  Nonrecurring
   gains
   (losses)c        2.9          67.1             -        (48.6)          -
  Discontinued
   opera-
  tions               -         340.4         107.7          35.4         215.1
  Changes in
   accounting
   principle
   and extraordinary
   loss               -             -         (9.1)         (13.6)        -
  Preferred
   dividends      (4.4)        (42.3)d       (22.1)         (22.4)       (18.7)
                   ----         -----         -----        ------         -----
Net income
 (loss) applicable
 to common
 stock            $40.7        $390.5        $ 41.4       $(126.2)       $169.1
                  =====        ======       =======       ========       =======


Net income (loss)
 per primary share:
  Before discontinued
   operations, changes
   in accounting
   principle and
   extraordinary
   loss c          $1.55b       $1.92b,d     $(2.46)b      $(6.27)       $(1.91)
  Discontinued
   operations         -         13.05          4.64          1.50          8.93
  Changes in
   accounting
   principle
   and extra-
   ordinary
   loss               -            -           (.39)         (.58)          -
                    ----        -----          ----          ----          ----
Net income
 (loss) applicable
 to common stock  $1.55        $14.97         $1.79        $(5.35)        $7.02
                  =====        ======        ======        ======        ======


Average common
 shares
 outstand-
ing                26.3          26.1          23.2          23.6          24.1


Dividends per common share:
  Cash             $.36          $.18        $1.875         $7.50         $7.50
  Property e          -        108.41         7.768             -          1.05
                    ---       -------         -----           ---         -----
                   $.36       $108.59        $9.643         $7.50         $8.55
                   ====      ========       =======        ======        ======
At December 31:
Property, plant
 and equipment,
 net             $964.8        $999.8        $964.5      $1,102.8      $1,271.2
Long-term debt,
 less current
 portion          441.0         359.5       1,122.1       1,082.8         785.5
Minority
 interest         174.1         196.0         217.8         239.8         418.6
Stockholders'
 equity            94.3         191.9       (230.5)             .6      346.0
Total assets    1,251.4       1,320.5       1,649.4       1,888.6       2,157.4

OPERATING DATA
Phosphate
 fertilizers-primarily
 DAP
  Sales (short
   tons)      3,201,800     3,427,700     3,193,400     3,346,600     3,984,000
  Average realized
   price f
    All phosphate
     fertilizers$181.00       $169.07       $144.13       $110.03       $127.27
    DAP          186.17        175.11        149.32        113.09        132.11
Phosphate rock
  Sales (short
   tons)      2,919,100     4,470,400     4,373,400     3,840,300     3,440,500
  Average realized
   price f       $25.60        $22.53        $21.38        $22.02        $26.96
Sulphur
  Sales (long
   tons) g    2,900,000     3,049,700     2,087,800     1,973,200     2,346,100
Oil
  Sales
   (barrels)  1,895,500     2,217,600     2,533,700     3,443,000     4,884,000
  Average
   realized
   price         $19.49        $15.82        $13.74        $14.43        $15.91


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

c. In 1996 includes the item discussed in Note a above ($2.9 million or $0.11 per share); in 1995 includes gains related primarily to the settlement of certain insurance claims ($4.3 million or $0.16 per share) and the reversal of tax accruals no longer required ($62.8 million or $2.41 per share); and in 1993 includes the loss on restructuring activities and valuation and sale of assets ($48.6 million or $2.06 per share).

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
                     ==========           ==========           ==========

Net income per
 primary share:
Before discon-
 tinued opera-
 tions and
 extraordinary
 loss                     $1.55               $1.92             $(2.46)
Discontinued
 operations                   -               13.05               4.64
Extraordinary
 loss                         -                 -                 (.39)
                          -----              ------             -------
                          $1.55              $14.97             $ 1.79
                          =====              ======             =======
Net income per fully
 diluted share:
Before discon-
 tinued opera-
 tions and
 extraordinary
 loss                     $1.55               $2.56              $(2.46)
Discontinued
 operations                   -               11.64                4.64
Extraordinary loss            -                 -                  (.39)
                          -----              ------               ------
                          $1.55              $14.20               $ 1.79
                          =====              ======               ======
Average common and
 common equivalent
 shares outstanding:
  Primary                26,275              26,081               23,204
                         ======              ======              =======
  Fully diluted          26,275              29,240               23,204
                         ======              ======              =======

Dividends per common share:
  Cash                     $.36                $.18               $1.875
  Property                    -              108.41                7.768
                           ----             -------              -------
                           $.36             $108.59               $9.643
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
                                     ==========    ==========

     Income from discontinued operations includes allocated interest from FTX totaling $16.6 million in 1995 and $21.8 million in 1994. Interest expense was allocated to discontinued operations based on the ratio of net assets to be discontinued to the sum of total consolidated net assets of FTX plus FTX's consolidated debt.

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

11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                          Net Income Per
                                        Net Income         Common Share
                           Operating   Applicable to   ---------------------
              Revenues       Income    Common Stock     Primary    Fully Diluted
             ----------    ----------  ------------    ----------  -------------
1996                      (In Thousands, Except Per Share Amounts)
  1st
   Quarter   $  256,827    $   69,739    $   20,129a         $.73a         $.72
  2nd
   Quarter      242,793        46,430        12,126           .45           .45
  3rd
   Quarter      222,649        43,891         2,875b          .11b          .11
  4th
   Quarter      235,187        45,296         5,578b          .23b          .23
             ----------    ----------    ----------
             $  957,456c   $  205,356    $   40,708          1.55          1.55
             ==========    ==========    ==========

1995
  1st
   Quarter   $  254,479    $   49,874    $   19,391b,d   $    .85b,d     $  .85
  2nd
   Quarter      233,398        47,184       265,485d,e      10.78d,e       8.98
  3rd
  Quarter       243,066        31,631        24,503b,d,f      .86b,d,f      .86
  4th
   Quarter      264,914        54,191        81,162b,g       2.86b,g       2.86
             ----------    ----------    ----------
             $  995,857c   $  182,880    $  390,541         14.97         14.20
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

d. Includes income from discontinued operations totaling $22.6 million ($0.99 per share), $292.8 million ($11.89 per share) and $25.0 million ($0.88 per share) in the first, second and third quarters of 1995, respectively.

e. Includes a $33.5 million charge ($1.36 per share) for the $4.375 Preferred Stock exchange offer.

f. Includes a $3.9 million charge ($0.14 per share) for stock appreciation rights costs.

g. Includes a $1.8 million charge ($0.06 per share) for stock appreciation rights costs and an early retirement program, a $5.3 million gain ($0.19 per share) for the reversal of insurance accruals no longer required and a $62.8 million tax benefit ($2.21 per share).


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